

The Commerce Funds

APRIL 30, 2002

Semi-Annual Report

commerce funds ™

Building on Your Values

The value of a shared perspective

At The Commerce Funds, we have a simple, straightforward mission: to build relationships that have lasting value to our clients.

We achieve our mission by keeping our focus squarely on what matters most: the financial success and well-being of the customers we serve. At The Commerce Funds, looking at the world through our customers' eyes has helped us to create a family of mutual funds designed to assist you in meeting the financial challenges that lie ahead.

The power of professional commitment

Behind each of The Commerce Funds is a consistent, long-term investment philosophy and a commitment to the highest investment standards. Our success in helping investors like you reach their financial goals has proven the wisdom of this careful, disciplined approach to investing.

Your relationship with The Commerce Funds is built on a foundation of shared values and many years of investment experience. Working from this solid foundation, we're equipped to help our customers meet the challenge of investing for a lifetime.

Strength, insight, and service: good reasons to invest with The Commerce Funds.



The Commerce Funds

International Equity
MidCap Growth
Growth
Value
Core Equity
Balanced
Kansas Tax-Free
Intermediate Bond
Missouri Tax-Free
Intermediate Bond
National Tax-Free
Intermediate Bond
Bond
Short-Term Government

RISK

POTENTIAL RETURN

In general, greater returns are associated with greater risks.

Semi-Annual Shareholder Letter

April 2002

Dear Shareholder,

We are pleased to provide you with the Semi-Annual Report on The Commerce Funds. In this report, you will find performance and financial information on the eleven Commerce Funds. The portfolio management team of each Fund also provides a review of the factors that have affected performance in the past year. To help you put that information in context, we offer the following economic and financial market update.

Economic and Market Update

At the time of our Annual Report, we were all shocked and consumed by the events of September 11, 2001. In thinking about those events and their aftermath, we concluded in our last shareholder letter that policy responses would determine how lasting an impact this event might have, at least over an intermediate time horizon. As we noted at the time, ''In the short time since September 11, we believe these responses have been strong and appropriate, but only time and a positive outcome will allow investors to rebuild their confidence.''

While the United States now will live with a heightened awareness of a terrorist threat, the policy responses, both military and economic, have, in fact, dramatically improved the outlook for dealing with a more uncertain world. We were more optimistic than most last fall about the depth and duration of the economic downturn, which was likely following the attack. Specifically, we stated, ''following a modest recession, we now expect an economic recovery to begin in the first part of 2002. With interest rates, tax rates, and energy prices all lower, the fundamental causes of the current downturn are in the process of reversing.''

It turns out that even we were overly cautious. The ''recession'' resulted in only one negative quarter of GDP growth. The economy actually turned up in the fourth calendar quarter of 2001 and grew at a rather robust 5.8% in the first calendar quarter of 2002. The markets responded as expected. The S&P 500 Index rose 21% from the bottom on September 21, 2001 through the early part of January 2002, while the yield on 10-year treasury securities rose (price fell) from 4.69% to 5.12%. From that point until the end of April 2002, however, stocks gave back some of the gains and the 10-year treasury yield changed little.

Over the entire six-month reporting period, the S&P 500 rose a modest 2.3%, while the Lehman Aggregate Bond Index was essentially flat. At the conclusion of our annual letter, we stated that after a year when bonds strongly outperformed stocks ''the probabilities favor a year in which stocks once again outperform bonds.'' Although modest over the six months, we believe this process is well underway. As the earnings outlook continues to improve over the course of 2002, we expect equity returns to become more positive. On the other hand, bond yields are likely to rise gradually as the strength of the recovery becomes clear and the Federal Reserve begins to raise the federal funds rate.

As is normally the case, there was more going on under the surface than the broad indices indicated. In the equity market, large capitalization and growth-oriented styles under performed, while smaller capitalization and value-oriented companies did quite well. Compared to the S&P 500 Index return mentioned above, the S&P MidCap 400 Index rose 20% over this time period, as did the smaller stock Russell 2000 Index. At the same time, it didn't matter what capitalization sector one was invested in over this period, as long as it was in the value area. The value style strongly outperformed growth over the six months. Finally, the international area offered positive results over this period, as the MSCI EAFE Index rose 5.6%. These disparate results reinforce our long-standing recommendation that investors be well diversified in their equity allocations.

Although the return of the aggregate bond market was flat, positioning was important. The Treasury sector of the market declined 1.4%, as investors became less risk averse. The corporate sector fared better, declining only 0.69%, while asset-backed securities gained 1% and mortgage-backed securities rose 1.5%.

Barring some unforeseen event, bond returns over the course of the next six months are likely to be in the range of 2%-3%. We would expect to see the non-treasury portion of the market continue to demonstrate better results.

Looking forward, we see the U.S. economy expanding in a typical cyclical pattern driven by both fiscal and monetary stimulus. With the recession clearly behind us, economic growth has resumed, and we expect real GDP growth in the United States of approximately 4.25% over the second half of calendar 2002 and a more synchronized world upturn taking place in 2003. There is good news on the international front, as we are beginning to see the early stirrings of a better economic environment in Japan for the first time in many years. The Japanese economy has essentially been on the sidelines for ten years. The fact that Japan has one of the best performing equity markets in 2002 is a positive indicator that improvement may be imminent.

Underlying the cyclical story in the United States is the continuation of our long-term ''virtuous cycle'' story. Productivity held up extremely well during the downturn, whereas during all recessions since 1960, productivity growth has turned negative. This adds further evidence to our belief that trend productivity, in fact, has risen over the past seven years. This is extremely important because higher productivity raises the growth rate of the economy, which, in turn, increases the rate of wealth creation in the society. As the impact of the technology revolution continues to slowly spread throughout the economy, we expect this trend to persist for many years with positive implications for our financial markets.

As always, we appreciate your investment and we look forward to being a part of your investment future for years to come.

Sincerely,

J. J. Landers Carnal, CFA
Chief Investment Officer
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)

John M. Bartlett, CFA
Director of Economics and Market Strategy
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)

May 15, 2002

Core Equity Fund Overview

Dear Shareholder,

We are pleased to report on the performance of the Commerce Core Equity Fund (the ''Fund'') for the six-month period ended April 30, 2002.

Performance Review

For the six months ended April 30, 2002, the Institutional Shares of the Fund had a total return of 6.73%, based on Net Asset Value (NAV) (assumes fee waivers and expense reductions). The Service Shares had a total return, without sales charge, of 6.68% for the same period based on NAV (assumes fee waivers and expense reductions). This compares to the Lipper Large-Cap Core Funds Index six-month return of 2.18% and the S&P 500 Index six-month return of 2.31%. Past performance is no guarantee of future results.

Portfolio Highlights

■ In a classic commercial for the fast food chain Wendy's, Clara Peller observed a competitor's hamburger that was more bun than burger and uttered the now famous line ''Where's the beef?'' After years of buying stocks with more sizzle than substance, investors are finally asking ''Where are the earnings?'' Over the past six months investors, analysts and rating agencies have poked, prodded and scrutinized corporate financial results. Companies with quality earnings and solid balance sheets have been rewarded while companies with heavy debt and questionable earnings have been punished. We are pleased to report that over the past six months the Core Equity Fund has owned more of the former than the latter.

■ In a stock picker's market, the Core Equity Fund significantly outperformed both the S&P 500 and its peers in the Lipper Large-Cap Core Funds universe. Our stock selection in the health services sector stood out as each of the Fund's four holdings in the sector rose in excess of 20%, led by Aetna* and Cigna*. Our stock selection in the consumer durables sector also stood out with all three holdings rising more than 20%. The Fund also experienced good performance in the retail area, led by Target.

■ The Fund's largest sector weighting was in finance, which also happened to be one of the better performing areas of the stock market. Our largest holding, Bank of America*, rose 25%. SunTrust Banks*, Washington Mutual* and Golden West Financial* also performed well. The Fund benefited from its relatively light exposure to the communications and electronic technology sectors, the worst performing areas during the reporting period. Conversely, the Fund suffered from its light exposure to one of the best performing sectors, consumer non-durables.

■ During the past six months, we have increased the Fund's defensive characteristics by adding to its holdings in the utilities sector while reducing exposure to electronic technology. Also, we have increased the Fund's exposure to midcap stocks. We feel that

* The Fund may cease investing in these securities at any time.

these changes have left us well positioned for the new investment climate that is once again focused on earnings and realistic valuations.

We thank you for your investment and look forward to your continued confidence.

Sincerely,

Core Equity Fund Team
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)
May 15, 2002

Statement of Investments

April 30, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 99.6%		
Commercial Services – 3.1%		
109,700	Omnicom Group, Inc.	$ 9,570,228
Communications – 1.8%		
123,600	Verizon Communications, Inc.	4,957,596
205,600	WorldCom, Inc.-WorldCom Group*	509,682
		5,467,278
Consumer Durables – 3.6%		
69,100	Ethan Allen Interiors, Inc.	2,847,611
69,750	General Motors Corp.	4,474,463
140,300	Leggett & Platt, Inc.	3,689,890
		11,011,964
Consumer Non-Durables – 1.4%		
110,800	Jones Apparel Group, Inc.*	4,315,660
Consumer Services – 0.2%		
36,700	AOL Time Warner, Inc.*	698,034
Distribution Services – 5.6%		
187,550	Cardinal Health, Inc.	12,987,838
153,000	SYSCO Corp.	4,438,530
		17,426,368
Electronic Technology – 10.2%		
216,450	Cisco Systems, Inc.*	3,170,993
79,675	Comverse Technology, Inc.*	958,490
156,800	Intel Corp.	4,486,048
68,400	International Business Machines Corp.	5,729,184
134,000	Microchip Technology, Inc.*	5,963,000
187,900	National Semiconductor Corp.*	5,922,608
21,900	NVIDIA Corp.*	762,339
66,500	Texas Instruments, Inc.	2,056,845
53,450	The Boeing Co.	2,383,870
		31,433,377
Energy Minerals – 5.1%		
194,500	Exxon Mobil Corp.	7,813,065
150,450	Royal Dutch Petroleum Co.	7,862,517
		15,675,582
Finance – 25.2%		
67,150	American International Group, Inc.	4,641,408
264,700	Bank of America Corp.	19,185,456
65,310	Charter One Financial, Inc.	2,310,668
149,950	Citigroup, Inc.	6,492,835
132,600	Federal National Mortgage Association	10,466,118
23,400	Fifth Third Bancorp	1,605,006
81,100	Freddie Mac	5,299,885
31,900	Golden West Financial Corp.	2,181,641
114,200	Lincoln National Corp.	5,470,180
78,400	Morgan Stanley Dean Witter & Co.	3,741,248

Shares	Description	Value
Common Stocks – (continued)		
Finance – (continued)		
28,150	Northern Trust Corp.	$ 1,495,328
132,100	SunTrust Banks, Inc.	8,980,158
147,100	Washington Mutual, Inc.	5,550,083
		77,420,014
Health Services – 6.7%		
84,050	Aetna, Inc.	4,000,780
24,700	CIGNA Corp.	2,692,300
300,000	Lincare Holdings, Inc.*	9,444,000
61,600	Tenet Healthcare Corp.*	4,519,592
		20,656,672
Health Technology – 9.0%		
103,900	Amgen, Inc.*	5,494,232
125,000	Boston Scientific Corp.*	3,115,000
36,300	Genzyme Corp.*	1,486,122
149,300	Johnson & Johnson	9,534,298
30,350	Medtronic, Inc.	1,356,341
181,300	Pfizer, Inc.	6,590,255
		27,576,248
Producer Manufacturing – 6.6%		
90,300	Danaher Corp.	6,463,674
394,850	General Electric Co.	12,457,517
52,800	Herman Miller, Inc.	1,289,904
		20,211,095
Retail Trade – 5.7%		
12,300	AutoZone, Inc.*	934,800
16,500	eBay, Inc.*	876,150
253,250	Target Corp.	11,054,362
83,850	Wal-Mart Stores, Inc.	4,683,861
		17,549,173
Technology Services – 4.6%		
101,300	Automatic Data Processing, Inc.	5,150,092
92,375	Microsoft Corp.*	4,827,518
39,600	Siebel Systems, Inc.*	957,924
94,600	Symantec Corp.*	3,349,786
		14,285,320
Utilities – 10.8%		
27,200	Allegheny Energy, Inc.	1,140,224
256,000	Duke Energy Corp.	9,812,480
53,700	Entergy Corp.	2,491,680
80,000	Exelon Corp.	4,344,000
50,000	FirstEnergy Corp.	1,665,000
34,100	FPL Group, Inc.	2,165,009
177,250	TXU Corp.	9,645,945
72,900	Xcel Energy, Inc.	1,853,847
		33,118,185
TOTAL COMMON STOCKS (Cost $269,059,908)		$306,415,198

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 0.4%			
State Street Bank & Trust Co.^			
$1,140,000	1.71%	05/01/2002	$ 1,140,000
TOTAL REPURCHASE AGREEMENT **(Cost $1,140,000)**			$ 1,140,000
TOTAL INVESTMENTS **(Cost $270,199,908)**			$307,555,198

* Non-income producing security.

^ Repurchase agreement was entered into on April 30, 2002 and the maturity value is $1,140,053.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Growth Fund Overview

Dear Shareholder,

We are pleased to report on the performance of the Commerce Growth Fund (the ''Fund'') for the six-month period ended April 30, 2002.

Performance Review

For the six months ended April 30, 2002, the Institutional Shares of the Fund had a total return of 3.25%, based on Net Asset Value (NAV) (assumes fee waivers and expense reductions). The Service Shares had a total return, without sales charge, of 3.13% for the same period based on NAV (assumes fee waivers and expense reductions). This compares to the Lipper Large-Cap Growth Funds Index six-month return of –0.24% and the Russell 1000 Growth Index six-month return of –2.13%. Past performance is no guarantee of future results.

Portfolio Highlights

■ The Russell 1000 Growth Index continues to take investors on a wild ride, dropping over 2% in the last six months. The period started with the Index surging over 9% in November. Unfortunately, that was the beginning of the end of the rally as investor concerns over growth stock valuations resurfaced. Regardless of the pessimism, the Fund has managed to capitalize on our belief that opportunities still remain, even in a volatile market. Through quality stock selection, focusing on stocks that emphasize the strength of the consumer and leading stocks in each market sector, the Fund was able to surpass the Russell 1000 Growth Index and finish in positive territory.

■ In our last report we mentioned repositioning the Fund more toward the ''economically less-sensitive health care,'' away from technology, in order ''to buffer the downside risk.'' In retrospect this was a *very* important move. Technology services and electronic technology stocks were very weak performers in the latter half of the reporting period. The majority of these declines were the result of companies making cautious announcements about the near-term and investors reevaluating high stock prices. The Fund continued to focus strategically on proven leaders in the technology area, adding marginally to Microsoft* and Intel*.

■ On the flip side, health services companies continued to show solid earnings visibility and even more promising growth outlooks. Companies like Quest Diagnostics*, up 41%, and United Health*, up 34%, were some of the Fund's top performers during the period. Furthermore, we managed to position the Fund away from the danger zone in health care: health technology. Stocks like Pfizer*, Eli Lilly, and Merck, once looked at as solid plays in a recovering environment, were all down more than 13% for the period. Fortunately, the Fund significantly cut back on its position based on what we perceived to be numerous problems in drug pipelines and a negative FDA environment.

* The Fund may cease investing in these securities at any time.

■ While the performance of growth company stocks has been dismal over the last two years, the news is improving. On the back of positive economic news and the likelihood of growing corporate profits, the stock market seems poised to improve. We have yet to see total confidence from investors in earnings projections but believe that this missing piece is around the corner. The confidence will come as companies realize they can no longer ''act cautiously,'' as good earnings reveal improving visibility. The Fund continues to be very stock specific and its focus is on sectors that we feel benefit from an improving growth environment.

We thank you for your investment and look forward to your continued confidence.

Sincerely,

Growth Fund Team
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)
May 15, 2002

Statement of Investments

April 30, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 96.5%		
Commercial Services – 4.1%		
63,800	Omnicom Group, Inc.	$ 5,565,912
91,800	Paychex, Inc.	3,426,894
		8,992,806
Consumer Durables – 3.0%		
61,700	Harley-Davidson, Inc.	3,269,483
52,900	International Game Technology*	3,330,055
		6,599,538
Consumer Non-Durables – 6.3%		
112,600	Anheuser-Busch Cos., Inc.	5,967,800
61,500	Coca-Cola Co.	3,413,865
51,000	The Procter & Gamble Co.	4,603,260
		13,984,925
Consumer Services – 2.1%		
60,900	AOL Time Warner, Inc.*	1,158,318
85,800	Darden Restaurants, Inc.	3,423,420
		4,581,738
Distribution Services – 4.2%		
83,600	Cardinal Health, Inc.	5,789,300
119,100	SYSCO Corp.	3,455,091
		9,244,391
Electronic Technology – 16.3%		
117,400	Cisco Systems, Inc.*	1,719,910
111,500	Dell Computer Corp.*	2,936,910
28,400	Harris Corp.	1,028,364
350,000	Intel Corp.	10,013,500
65,000	International Business Machines Corp.	5,444,400
81,100	Linear Technology Corp.	3,151,546
102,300	Microchip Technology, Inc.*	4,552,350
104,200	NVIDIA Corp.*	3,627,202
116,300	Texas Instruments, Inc.	3,597,159
		36,071,341
Energy Minerals – 0.6%		
21,600	Apache Corp.	1,259,928
Finance – 7.3%		
61,900	American International Group, Inc.	4,278,528
73,800	Freddie Mac	4,822,830
55,400	Morgan Stanley Dean Witter & Co.	2,643,688
84,200	Wells Fargo & Co.	4,306,830
		16,051,876

Shares	Description	Value
Common Stocks – (continued)		
Health Services – 4.1%		
39,500	Quest Diagnostics, Inc.*	$ 3,631,235
60,600	UnitedHealth Group, Inc.	5,321,286
		8,952,521
Health Technology – 16.2%		
108,500	Amgen, Inc.*	5,737,480
95,800	Baxter International, Inc.	5,451,020
108,900	Johnson & Johnson	6,954,354
146,100	Medtronic, Inc.	6,529,209
305,800	Pfizer, Inc.	11,115,830
		35,787,893
Producer Manufacturing – 6.2%		
436,700	General Electric Co.	13,777,885
Retail Trade – 17.2%		
81,300	Best Buy Co., Inc.*	6,044,655
40,700	eBay, Inc.*	2,161,170
39,100	Express Scripts, Inc.*	2,471,511
23,600	Kohl's Corp.*	1,739,320
130,000	Kroger Co.*	2,960,100
160,800	Lowe's Cos., Inc.	6,800,232
150,800	Target Corp.	6,582,420
166,200	Wal-Mart Stores, Inc.	9,283,932
		38,043,340
Technology Services – 8.9%		
75,500	Electronic Data Systems Corp.	4,096,630
42,700	First Data Corp.	3,394,223
188,800	Microsoft Corp.*	9,866,688
49,500	Synopsys, Inc.*	2,232,945
		19,590,486
TOTAL COMMON STOCKS (Cost $198,667,759)		$212,938,668

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 5.0%			
State Street Bank & Trust Co.^			
$11,004,000	1.71%	05/01/2002	$ 11,004,000
TOTAL REPURCHASE AGREEMENT **(Cost $11,004,000)**			$ 11,004,000
TOTAL INVESTMENTS **(Cost $209,671,759)**			$223,942,668

* Non-income producing security.

^ Repurchase agreement was entered into on April 30, 2002 and the maturity value is $11,004,516.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Value Fund Overview

Dear Shareholder,

We are pleased to report on the performance of the Commerce Value Fund (the ''Fund'') for the six-month period ended April 30, 2002.

Performance Review

For the six months ended April 30, 2002, the Institutional Shares of the Fund had a total return of 7.88%, based on Net Asset Value (NAV) (assumes fee waivers and expense reductions). The Service Shares had a total return, without sales charge, of 7.74% for the same period based on NAV (assumes fee waivers and expense reductions). This compares to the Lipper Multi-Cap Value Funds Index six-month return of 9.65% and the Russell 1000 Value Index six-month return of 8.87%. Past performance is no guarantee of future results.

Portfolio Highlights

■ In the past six months, investors have experienced a roller coaster of emotions. Late last year, the stock market jumped forward on positive economic news revealing the recession may be short lived. Economically sensitive companies received great attention as investors began to bid up their stock prices. In March and April, investors began to be more skeptical of the recovery as corporate earnings were not yet reflective of a strengthening economy. This was coupled with worries regarding accounting accuracy, regulatory investigations of Wall Street firms and severe problems in a few technology and telecommunications companies. Investors began to redirect money into economically-resilient companies that could provide consistent, trustworthy earnings growth. This led to the out-performance of the value style compared to the growth style of investing.

■ The best performing value sectors in the past six months were producer manufacturing and consumer non-durables. The Fund was slightly underweight in both of these sectors resulting in an under-performance relative to the Russell 1000 Value Index. On a relative basis, the Fund found its best performance within the health technology sector. Earlier, we reduced holdings in the under-performing pharmaceutical industry and increased the Fund's exposure to a rebounding hospital and managed care industry. Above average natural gas and oil prices resulting from the continued conflicts in the Middle East provided strong price moves for most industrial services stocks. We took this opportunity to sell most of the Fund's industrial services holdings. We reinvested the proceeds in the retail and producer manufacturing sectors and increased the Fund's positions in select telephone companies that have been extremely depressed.

■ Looking forward, the Fund is beginning to work out of its relatively conservative position. Although we have witnessed stock prices moving closer to their intrinsic values, there will likely remain a high level of volatility in the equity market for the next few quarters of earnings announcements, as investors need time to assess the true underlying potential of corporate profit growth. The stock market remains at a high overall valuation level, which may dampen the normal recovery period advancement we have seen in the past. A company's dividend yield, disregarded in the last few years, is likely to become more of a factor in total performance.

We thank you for your investment and look forward to your continued confidence.

Sincerely,

Value Fund Team
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)
May 15, 2002

Statement of Investments

April 30, 2002 (Unaudited)

Shares	Description	Value
	Common Stocks – 99.1%	
	Communications – 9.0%	
45,800	BellSouth Corp.	$ 1,390,030
13,700	CenturyTel, Inc.	379,490
87,000	SBC Communications, Inc.	2,702,220
48,800	Sprint Corp.	773,480
20,700	Telephone & Data Systems, Inc.	1,780,200
91,400	Verizon Communications, Inc.	3,666,054
		10,691,474
	Consumer Durables – 1.6%	
37,504	Ford Motor Co.	600,064
19,600	General Motors Corp.	1,257,340
		1,857,404
	Consumer Non-Durables – 5.0%	
34,000	Anheuser-Busch Cos., Inc.	1,802,000
28,000	General Mills, Inc.	1,233,400
26,800	PepsiCo, Inc.	1,390,920
17,600	The Procter & Gamble Co.	1,588,576
		6,014,896
	Consumer Services – 3.9%	
25,400	Cendant Corp.*	456,946
10,700	Gannett Co., Inc.	784,310
21,100	H&R Block, Inc.	846,532
84,000	USA Networks, Inc.*	2,512,440
		4,600,228
	Distribution Services – 1.3%	
11,800	McKesson Corp.	476,602
38,800	SYSCO Corp.	1,125,588
		1,602,190
	Electronic Technology – 3.3%	
45,300	Corning, Inc.*	303,057
16,500	Lockheed Martin Corp.	1,037,850
59,100	National Semiconductor Corp.*	1,862,832
16,100	The Boeing Co.	718,060
		3,921,799
	Energy Minerals – 3.5%	
14,000	ChevronTexaco Corp.	1,213,940
74,200	Exxon Mobil Corp.	2,980,614
		4,194,554
	Finance – 32.6%	
68,887	Bank of America Corp.	4,992,930
110,466	Citigroup, Inc.	4,783,178
39,900	Federal National Mortgage Association	3,149,307
18,100	Fifth Third Bancorp	1,241,479
35,800	Freddie Mac	2,339,530
29,100	Golden West Financial Corp.	1,990,149
9,540	J. P. Morgan Chase & Co.	334,854
62,100	John Hancock Financial Services, Inc.	2,397,060

Shares	Description	Value
	Common Stocks – (continued)	
	Finance – (continued)	
18,100	Lincoln National Corp.	$ 866,990
18,100	MBNA Corp.	641,645
31,900	Merrill Lynch & Co., Inc.	1,337,886
37,300	MetLife, Inc.	1,273,422
13,800	Morgan Stanley Dean Witter & Co.	658,536
45,900	National City Corp.	1,432,080
23,700	SunTrust Banks, Inc.	1,611,126
8,300	The Bear Stearns Co., Inc.	514,102
7,200	The Progressive Corp.	414,000
20,500	Trustmark Corp.	528,285
53,545	U.S. Bancorp	1,269,016
15,300	UnumProvident Corp.	432,072
5,000	USA Education, Inc.	479,250
18,000	Wachovia Corp.	684,720
45,800	Washington Mutual, Inc.	1,728,034
73,800	Wells Fargo & Co.	3,774,870
		38,874,521
	Health Services – 4.6%	
18,900	CIGNA Corp.	2,060,100
22,400	HCA-The Healthcare Co.	1,070,496
7,600	Tenet Healthcare Corp.*	557,612
16,500	UnitedHealth Group, Inc.	1,448,865
5,400	WellPoint Health Networks, Inc.*	405,432
		5,542,505
	Health Technology – 6.9%	
19,700	Abbott Laboratories	1,062,815
20,600	Baxter International, Inc.	1,172,140
18,000	Boston Scientific Corp.*	448,560
85,900	Johnson & Johnson	5,485,574
		8,169,089
	Industrial Services – 0.2%	
13,100	The Williams Cos., Inc.	250,210
	Non-Energy Minerals – 0.3%	
9,800	Alcoa, Inc.	333,494
	Producer Manufacturing – 2.0%	
6,300	3M Co.	792,540
41,400	Delphi Corp.	643,770
8,400	Illinois Tool Works, Inc.	605,640
5,600	United Technologies Corp.	392,952
		2,434,902
	Retail Trade – 4.8%	
9,400	AutoZone, Inc.*	714,400
10,400	CVS Corp.	348,192
18,500	Sears, Roebuck & Co.	975,875
59,900	Target Corp.	2,614,635
14,000	The May Department Stores Co.	485,520
14,500	Zale Corp.*	575,940
		5,714,562

Shares	Description	Value
Common Stocks – (continued)		
Technology Services – 2.2%		
22,400	Automatic Data Processing, Inc.	$ 1,138,816
18,500	First Data Corp.	1,470,565
		2,609,381
Transportation – 0.6%		
26,600	Burlington Northern Santa Fe Corp.	731,234
Utilities – 17.3%		
9,700	Ameren Corp.	405,072
17,800	Conectiv	443,932
31,600	Constellation Energy Group	1,008,672
45,900	Dominion Resources, Inc.	3,048,678
16,100	DQE, Inc.	314,272
9,200	DTE Energy Co.	417,128
76,700	Duke Energy Corp.	2,939,911
18,300	Dynegy, Inc.	329,400
37,100	Entergy Corp.	1,721,440
42,262	Exelon Corp.	2,294,827
27,800	FPL Group, Inc.	1,765,022
18,000	NiSource, Inc.	397,800
11,600	NSTAR	531,280
11,300	PPL Corp.	430,643
20,600	Progress Energy, Inc.	1,068,934
18,500	Public Service Enterprise Group, Inc.	857,475
13,400	Sempra Energy	342,638
34,200	TXU Corp.	1,861,164
17,400	Xcel Energy, Inc.	442,482
		20,620,770
TOTAL COMMON STOCKS **(Cost $113,002,323)**		$118,163,213

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 0.9%			
State Street Bank & Trust Co.^			
$1,000,000	1.71%	05/01/2002	$ 1,000,000
TOTAL REPURCHASE AGREEMENT **(Cost $1,000,000)**			$ 1,000,000
TOTAL INVESTMENTS **(Cost $114,002,323)**			$119,163,213

* Non-income producing security.

^ Repurchase agreement was entered into on April 30, 2002 and the maturity value is $1,000,047.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

MidCap Growth Fund Overview

Dear Shareholder:

We are pleased to report on the performance of the Commerce MidCap Growth Fund (the ''Fund'') for the six-month period ended April 30, 2002.

Performance Review

- For the six months ended April 30, 2002, the Institutional Shares of the Fund had a total return of 7.07%, based on Net Asset Value (NAV) (assumes fee waivers and expense reductions). The Service Shares had a total return, without sales charge, of 6.94% for the same period based on NAV (assumes fee waivers and expense reductions). This compares to the Lipper Mid-Cap Growth Funds Index six-month return of 6.06% and the Russell Midcap Growth Index six-month return of 6.97%. Past performance is no guarantee of future results.

Portfolio Highlights

- In the past six months we have seen a capitalization shift in the stock market. More money seems to be flowing into midcap stocks due to the perceived earnings leverage that median capitalization companies offer in an improving economic environment. Through a few strategic bets based on this trend, the Fund posted solid six-month returns slightly above those of the Russell MidCap Growth Index.

- Unlike past recessions, consumer spending was strong during the last six months. This did not go unnoticed by investors in the midcap arena, where consumer non-durable and retail trade stocks continued to show strength. Specialty names like Coach*, up 100%, and Chico's*, up 108%, spiked as investors began betting that consumers would continue to spend. The Fund added a position in AutoZone* early in the period and moved money within the retail trade sector toward more reasonably valued stocks. The Fund maintained its significant overweight in retail trade and slight overweight in consumer non-durables during the past six months.

- Another boost to the Fund's solid performance during the period was a significant overweight position in the health services sector. Health services stocks continued to outperform as skittish investors moved away from the headline risk associated with big pharmaceutical companies. Money funneled into names like Caremark*, up 60%, and WellPoint*, up 40%. We continue to favor this sector because of reasonable valuations and strong earnings growth.

- Technology stocks have been volatile in the past six months so the Fund has moved away from certain electronic technology and technology services stocks. The Fund reinvested that money in more defensive technology names such as Symantec*, which we believe is well positioned in the computer anti-virus market, and Cadence Design*, which helps semiconductor companies manage their complex chip designs. We are focusing on those

---

* The Fund may cease investing in these securities at any time.

technology stocks that offer strong visibility and have already displayed improving fundamentals.

We thank you for your investment and look forward to your continued confidence.

Sincerely,

MidCap Growth Fund Team
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)
May 15, 2002

Statement of Investments

April 30, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 97.0%		
Commercial Services – 5.7%		
37,508	Concord EFS, Inc.*	$ 1,186,149
34,018	Moody's Corp.	1,482,505
8,570	Omnicom Group, Inc.	747,647
21,163	Paychex, Inc.	790,015
13,412	SEI Investments Co.	451,850
13,548	TMP Worldwide, Inc.*	408,743
		5,066,909
Communications – 1.8%		
18,798	Telephone & Data Systems, Inc.	1,616,628
Consumer Durables – 0.9%		
8,265	Harley-Davidson, Inc.	437,962
5,985	Mohawk Industries, Inc.*	385,015
		822,977
Consumer Non-Durables – 3.9%		
25,011	Coach, Inc.*	1,400,616
29,573	Columbia Sportswear Co.*	1,117,860
12,279	Jones Apparel Group, Inc.*	478,267
11,765	The Timberland Co.*	480,012
		3,476,755
Consumer Services – 5.9%		
24,995	CEC Entertainment, Inc.*	1,154,769
45,552	H&R Block, Inc.	1,827,546
28,755	Harrah's Entertainment, Inc.*	1,413,596
29,465	USA Networks, Inc.*	881,298
		5,277,209
Distribution Services – 0.7%		
17,183	Performance Food Group Co.	619,121
Electronic Technology – 16.7%		
46,316	Applied Micro Circuits Corp.*	312,633
24,289	Cirrus Logic, Inc.*	295,111
25,862	Comverse Technology, Inc.*	311,120
89,120	Cypress Semiconductor Corp.*	1,984,702
9,709	Emulex Corp.*	281,464
21,755	Fairchild Semiconductor Corp.*	586,080
21,755	Integrated Device Technology, Inc.*	610,010
33,774	Jabil Circuit, Inc.*	689,327
16,777	KLA-Tencor Corp.*	989,340
5,985	L-3 Communications Holdings, Inc.*	764,763
73,804	Lattice Semiconductor Corp.*	874,577
23,051	Lexmark International Group, Inc.*	1,377,989
21,432	Maxim Integrated Products, Inc.*	1,067,314
72,156	National Semiconductor Corp.*	2,274,357
10,600	Novellus Systems, Inc.*	502,440
23,798	NVIDIA Corp.*	828,408
12,332	PerkinElmer, Inc.	157,850
9,777	QLogic Corp.*	446,907
31,996	RSA Security, Inc.*	195,176
14,250	Waters Corp.*	384,037
		14,933,605

Shares	Description	Value
Common Stocks – (continued)		
Energy Minerals – 1.5%		
12,176	Apache Corp.	$ 710,226
12,086	Kinder Morgan, Inc.	585,083
		1,295,309
Finance – 4.4%		
15,010	Commerce Bancorp, Inc.	741,344
54,632	Federated Investors, Inc. Class B	1,751,502
23,065	IndyMac Bancorp, Inc.*	582,391
8,265	USA Education, Inc.	792,200
		3,867,437
Health Services – 10.6%		
25,955	AmerisourceBergen Corp.	2,011,513
23,211	First Health Group Corp.*	673,119
12,697	Laboratory Corp. of America Holdings*	1,259,542
36,993	Pharmaceutical Product Development, Inc.*	931,484
33,230	Quest Diagnostics, Inc.*	3,054,834
6,609	Trigon Healthcare, Inc.*	665,262
11,756	WellPoint Health Networks, Inc.*	882,640
		9,478,394
Health Technology – 16.1%		
24,339	Accredo Health, Inc.*	1,575,463
15,489	Allergan, Inc.	1,020,880
40,204	Biovail Corp.*	1,518,505
90,341	Boston Scientific Corp.*	2,251,298
72,190	Caremark Rx, Inc.*	1,552,085
21,470	Forest Laboratories, Inc.*	1,656,196
9,875	Genzyme Corp.*	404,282
16,435	Immunex Corp.*	446,046
29,267	Invitrogen Corp.*	1,014,980
30,250	King Pharmaceuticals, Inc.*	948,035
21,679	MedImmune, Inc.*	724,079
14,771	Stryker Corp.	790,396
20,117	Watson Pharmaceuticals, Inc.*	494,878
		14,397,123
Industrial Services – 2.5%		
13,571	Nabors Industries, Inc.*	618,159
12,644	Smith International, Inc.*	885,712
15,010	Weatherford International, Inc.*	748,549
		2,252,420
Producer Manufacturing – 3.5%		
29,813	Danaher Corp.	2,134,015
32,246	The Shaw Group, Inc.*	984,470
		3,118,485

Shares	Description	Value
Common Stocks – (continued)		
Retail Trade – 12.2%		
14,547	Abercrombie & Fitch Co.*	$ 436,410
16,614	American Eagle Outfitters, Inc.*	422,494
19,573	AutoZone, Inc.*	1,487,548
11,530	Barnes & Noble, Inc.*	348,437
11,089	Best Buy Co., Inc.*	824,467
27,249	BJ's Wholesale Club, Inc.*	1,216,123
23,147	Chico's FAS, Inc.*	835,144
7,726	Express Scripts, Inc.*	488,361
22,499	Kohl's Corp.*	1,658,176
72,200	Staples, Inc.*	1,441,834
20,395	Too, Inc.*	614,909
62,946	Toys ''R'' Us, Inc.*	1,087,077
		10,860,980
Technology Services – 9.6%		
13,800	Acxiom Corp.*	229,494
27,740	Cadence Design Systems, Inc.*	568,115
7,433	Check Point Software Technologies Ltd.*	134,909
27,893	CSG Systems International, Inc.*	731,355
21,246	Fiserv, Inc.*	944,597
38,895	Jack Henry & Associates, Inc.	905,476
26,088	Macrovision Corp.*	579,936
14,250	Mercury Interactive Corp.*	531,098
37,240	Network Associates, Inc.*	661,010
35,634	Perot Systems Corp.*	634,285
29,121	S1 Corp.*	261,215
68,025	Symantec Corp.*	2,408,765
		8,590,255
Utilities – 1.0%		
26,756	Dynegy, Inc.	481,608
33,725	NRG Energy, Inc.	422,237
		903,845
TOTAL COMMON STOCKS (Cost $86,282,849)		$86,577,452
Other – 2.2%		
20,000	Mid-Cap Standard & Poor's Depository Receipt ADR Series 1	$ 1,971,800
TOTAL OTHER (Cost $1,942,874)		$ 1,971,800

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 0.7%			
State Street Bank & Trust Co.^ $644,000	1.71%	05/01/2002	$ 644,000
TOTAL REPURCHASE AGREEMENT (Cost $644,000)			$ 644,000
TOTAL INVESTMENTS (Cost $88,869,723)			$ 89,193,252

* Non-income producing security.

^ Repurchase agreement was entered into on April 30, 2002 and the maturity value is $644,030.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

International Equity Fund Overview

Dear Shareholder:

We are pleased to report on the performance of the Commerce International Equity Fund (the ''Fund'') for the six-month period ended April 30, 2002.

Performance Review

For the six months ended April 30, 2002, the Institutional Shares of the Fund had a total return of 6.65%, based on Net Asset Value (NAV) (assumes fee waivers and expense reductions). The Service Shares had a total return, without sales charge, of 6.52% for the same period based on NAV (assumes fee waivers and expense reductions). This compares to the Lipper International Equity Funds Index six-month return of 8.92% and the Morgan Stanley Capital International Europe, Australasia and Far East Index (''MSCI EAFE Index'') six-month return of 5.66%. Past performance is no guarantee of future results.

Portfolio Highlights

■ As noted above, the Fund outperformed the MSCI EAFE Index during the first half of the fiscal year. The Fund also performed well as a diversifying vehicle for U.S. domestic stock portfolios by significantly outperforming the S&P 500 Index six-month return of 2.31%.

■ Economic indicators in the United States and other parts of the world have suggested that the global economy is on the road to recovery. Cyclical sectors of the market have rallied, first focusing on materials, autos, and energy but extending to include most other cyclical groups by the end of the six-month period. From a sector perspective, the Fund's overweight position in media added value over the entire six months, as did its underweight position in more defensive issues such as utilities and food. The economic situation in Japan has been poor in the past six months but a brighter outlook abroad has boosted hopes of an export-led recovery. The Fund's underweight position in Japan, along with good stock picks in Japan, the Netherlands, Italy, and emerging market countries such as Brazil and Mexico has aided performance in the past six months. That performance was tempered, however, by poor stock selection in the United Kingdom and within pharmaceutical and hotel/restaurant stocks.

Portfolio Changes

■ On May 1, 2002, the International Equity Fund's shareholders approved a new sub-advisory agreement, which named Bank of Ireland Asset Management (U.S.) Limited (BIAM) as the new sub-adviser to the Fund. The Fund's investment objectives and strategies, as stated in the prospectus, will not change. It is anticipated that the Fund, under BIAM's management will hold fewer stocks. We do anticipate that the Fund's expenses will decline by approximately 0.17% annually due to a lower management fee. By mid-July we expect to have available our quarterly performance summaries for the period ending June 30, 2002. We encourage you to visit our website, www.commercefunds.com, in mid-July to view a copy of the Fund's quarterly performance summary or contact us or your investment professional to request a copy.

We thank you for your investment and look forward to your continued confidence.

Sincerely,

International Equity Fund Team
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)
May 15, 2002

Statement of Investments

April 30, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 92.2%		
Australian Dollar – 0.9%		
46,000	BHP Billiton Ltd. (Mining-Metals/Minerals)	$ 266,980
69,059	Brambles Industries Ltd. (Transportation/Storage)	373,350
13,200	National Australia Bank Ltd. (Banks)	246,506
		886,836
Brazilian Real – 0.2%		
7,200	Companhia Brasileira de Distribuicao Grupo Pao de Acucar ADR (Utilities)	169,200
British Pound Sterling – 27.3%		
18,655	Abbey National PLC (Insurance)	296,456
28,606	AstraZeneca Group PLC (Diversified Holding Companies)	1,339,611
20,777	BG Group PLC (Oil & Gas)	92,759
106,000	BP Amoco PLC (Oil & Gas)	904,010
146,450	Brambles Industries PLC (Transportation/Storage)	725,285
49,172	Cable & Wireless PLC (Telecommunications)	129,639
78,736	Cadbury Schweppes PLC (Food Products)	596,945
27,126	Celltech Group PLC* (Pharmaceuticals)	224,427
38,400	Centrica PLC (Energy)	118,160
228,670	Compass Group PLC (Food Products)	1,422,255
31,000	David S. Smith Holdings PLC (Paper & Forest Products)	72,699
67,987	Diageo PLC (Beverages/Tobacco)	902,162
16,500	Dimension Data Holdings PLC* (Computer Services/Software)	14,601
60,570	Electrocomponents PLC (Electronics)	383,784
31,510	Friends Provident PLC (Insurance)	84,451
6,000	GKN PLC (Industrial Machinery)	28,054
169,765	GlaxoSmithKline PLC (Pharmaceuticals)	4,104,845
222,461	Granada Compass PLC (Diversified Holding Companies)	417,197
176,639	Hays PLC (Diversified Holding Companies)	443,186
33,000	Hilton Group PLC (Recreational Services)	123,174
35,600	HSBC Holdings PLC (Financial Services)	423,372
60,620	J Sainsbury PLC (Retail Trade)	353,197
65,045	Kingfisher PLC (Retail Trade)	363,346
31,177	Lattice Group PLC (Diversified Holding Companies)	84,240
260,431	Reed International PLC (Publishing)	2,549,191

Shares	Description	Value
Common Stocks – (continued)		
British Pound Sterling – (continued)		
60,079	Rio Tinto PLC (Mining-Metals/Minerals)	$ 1,115,767
95,663	Royal Bank of Scotland Group PLC (Financial Services)	2,742,266
268,865	Shell Transport & Trading Co. PLC (Oil & Gas)	1,913,107
19,400	Standard Chartered PLC (Financial Services)	238,781
204,810	Tesco PLC (Food Products)	784,598
138,820	Tomkins PLC (Diversified Holding Companies)	533,822
76,261	Unilever PLC (Consumer Products)	697,594
17,729	United Business Media PLC (Publishing)	135,318
1,169,065	Vodafone AirTouch PLC (Telecommunications)	1,885,918
71,000	Woolworths Group PLC (Retail Trade)	54,295
134,250	WPP Group PLC (Commercial Services)	1,423,594
		27,722,106
Canadian Dollar – 0.7%		
4,780	Alcan Aluminum Ltd. (Mining-Metals/Minerals)	176,518
13,996	Celestica, Inc.* (Commercial Services)	387,689
5,660	Royal Bank of Canada (Financial Services)	198,437
		762,644
Chinese Yuan – 0.1%		
99,000	CNOOC Ltd. (Oil & Gas)	131,381
Danish Krone – 0.4%		
6,300	Novo Nordisk AS (Health/Personal Care)	184,621
7,285	Tele Danmark AS (Telecommunications)	209,958
		394,579
Euro – 36.5%		
Belgium – 0.8%		
27,140	Dexia (Financial Services)	447,219
10,178	Fortis (Banks)	233,519
3,488	UCB SA (Chemical Products)	127,201
		807,939
Finland – 1.2%		
73,148	Nokia Oyj (Telecommunications)	1,182,955
France – 14.0%		
3,980	Altran Technologies SA (Commercial Services)	207,860
25,676	Aventis SA (Pharmaceuticals)	1,823,008

Shares	Description		Value
Common Stocks – (continued)			
France – (continued)			
35,904	Axa (Insurance)	$	761,366
34,886	BNP Paribas (Banks)		1,821,959
1,328	Cap Gemini SA (Computer Services/Software)		77,428
3,461	Compagnie de Saint Gobain (Chemical Products)		592,127
2,550	Equant NV* (Computer Services/Software)		23,076
1,040	Groupe Danone (Food Products)		137,661
2,373	Hermes International (Retail Trade)		366,028
1,308	L'Oreal SA (Health/Personal Care)		102,409
1,109	Lafarge SA (Building Materials & Construction)		105,152
2,605	LVMH (Louis Vuitton Moet Hennessy) (Consumer Non-Durables)		136,166
27,750	Orange SA* (Telecommunications)		159,920
2,026	Pinault-Printemps-Redoute SA (Retail Trade)		229,863
22,974	Sanofi-Synthelabo SA (Health/Personal Care)		1,469,807
12,698	Schneider Electric SA (Electronics)		612,286
5,076	Societe Generale (Financial Services)		347,372
26,027	Societe Television Francaise 1 (Media)		740,578
21,596	Sodexho Alliance SA (Food Products)		836,183
14,601	STMicroelectronics NV (Electronics-Semiconductors)		453,588
3,200	Thomson Multimedia* (Media)		87,452
18,639	Total Fina SA (Oil & Gas)		2,822,982
11,227	Vivendi Universal SA (Diversified Holding Companies)		357,770
			14,272,041
Germany – 3.3%			
3,706	Allianz AG (Insurance)		872,476
5,669	Bayer AG (Chemical Products)		185,656
9,514	Deutsche Bank AG (Financial Services)		630,522
3,944	Deutsche Telekom AG (Telecommunications)		52,347
6,937	E. ON AG (Utilities)		361,106
8,250	Gehe AG (Health/Personal Care)		345,435
1,375	Gehe AG* (Health/Personal Care)		56,954
3,734	HypoVereinsbank (Financial Services)		130,961
3,271	Rhoen-Klinikum AG (Health/Personal Care)		191,449

Shares	Description		Value
Common Stocks – (continued)			
Germany – (continued)			
2,650	SAP AG (Computer Services/Software)	$	345,067
2,740	Siemens AG (Electronics & Other Electrical Equipment)		166,563
			3,338,536
Ireland – 0.0%			
6,717	SmartForce PLC ADR* (Computer Services/Software)		43,318
Italy – 6.3%			
58,620	Alleanza Assicurazioni (Insurance)		567,432
8,120	Assicurazioni Generali (Insurance)		196,099
420,158	Banca Intesa SPA (Banks)		1,358,209
49,680	Bipop-Carire SPA* (Banks)		88,798
85,054	ENI SPA (Oil & Gas)		1,305,806
7,273	Mediaset SPA (Media)		60,905
26,615	Mediolanum SPA (Insurance)		227,672
113,613	Olivetti SPA* (Telecommunications)		130,436
7,362	San Paolo-IMI SPA (Financial Services)		82,002
180,543	Telecom Italia Mobile SPA (Utilities)		788,464
12,700	Telecom Italia SPA (Telecommunications)		68,042
72,880	Telecom Italia SPA (Telecommunications)		579,467
199,764	UniCredito Italiano SPA (Financial Services)		926,369
			6,379,701
Netherlands – 7.5%			
1,502	Akzo Nobel NV (Chemical Products)		64,527
34,450	ASML Holding NV* (Electronics-Semiconductors)		781,717
26,080	Elsevier NV (Media)		361,649
21,350	Fortis (Banks)		490,035
64,894	ING Groep NV (Financial Services)		1,712,110
54,900	Koninklijke (Royal) KPN NV* (Utilities)		248,657
52,446	Koninklijke (Royal) Philips Electronics NV (Electronics)		1,618,401
11,400	Koninklijke Ahold NV (Food Products)		284,857
11,110	Royal Dutch Petroleum Co. (Energy)		588,235
34,600	VNU NV (Publishing)		1,043,711
20,359	Wolters Kluwer NV (Media)		412,476
			7,606,375

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Shares	Description	Value
	Common Stocks – (continued)	
	Portugal – 0.4%	
11,831	Jeronimo Martins SGPS SA* (Food Products)	$ 98,542
39,427	Portugal Telecom SGPS SA (Telecommunications)	287,567
		386,109
	Spain – 3.0%	
71,026	Banco Bilbao Vizcaya SA (Financial Services)	827,582
77,466	Banco Santander Central Hispano SA (Banks)	717,073
25,363	Endesa SA (Electrical Services)	388,248
14,176	Repsol-YPF SA (Oil & Gas)	173,984
65,374	Telefonica SA* (Telecommunications)	699,328
7,166	Telefonica SA ADR* (Telecommunications)	231,518
		3,037,733
	TOTAL EURO	$ 37,054,707
	Hong Kong Dollar – 1.3%	
47,000	Cheung Kong Holdings Ltd. (Real Estate)	447,458
83,000	Henderson Land Development Co. Ltd. (Recreational Services)	404,408
52,100	Hutchison Whampoa Ltd. (Diversified Holding Companies)	455,931
		1,307,797
	Indian Rupee – 0.1%	
15,555	ICICI Ltd. ADR (Financial Services)	98,930
	Japanese Yen – 11.3%	
39,000	Canon, Inc. (Electronics & Other Electrical Equipment)	1,493,753
11,000	Daiichi Pharmaceutical Co. Ltd. (Pharmaceuticals)	214,511
4,500	FANUC Ltd. (Electronics)	249,426
45	Fuji Television Network, Inc. (Media)	259,235
27,000	Fujisawa Pharmaceutical Co. Ltd. (Pharmaceuticals)	659,998
9,600	Hitachi Chemical Co. Ltd. (Chemical Products)	121,369
6,000	Ito-Yokado Co. Ltd. (Retail Trade)	295,668
4,900	Kyocera Corp. (Electronics & Other Electrical Equipment)	333,393
32,000	Marui Co. Ltd. (Retail Trade)	394,099
12,000	Matsushita Electric Industrial Co. Ltd. (Electronics)	160,679
44,000	Mitsui Fudosan Co. Ltd. (Real Estate)	345,273
6,900	Murata Manufacturing Co. Ltd. (Electronics)	436,705

Shares	Description	Value
	Common Stocks – (continued)	
	Japanese Yen – (continued)	
25,000	NEC Corp. (Electronics)	$ 192,674
53	Nippon Telegraph & Telephone Corp. (Utilities)	208,361
32,000	Nomura Securities Co. Ltd. (Financial Services)	445,915
47	NTT DoCoMo, Inc. (Telecommunications)	118,913
348	NTT DoCoMo, Inc.* (Telecommunications)	885,882
9,000	Sankyo Co. Ltd. (Financial Services)	136,974
15,000	Seven-Eleven Japan Co. Ltd. (Retail Trade)	561,675
7,500	Shin-Etsu Chemical Co. Ltd. (Chemical Products)	308,863
20,000	Shiseido Co. Ltd. (Health/Personal Care)	221,868
22,900	SONY Corp. (Household Durables)	1,230,080
47,000	Sumitomo Corp. (Wholesale Trade)	286,855
8,000	Takeda Chemical Industries Ltd. (Pharmaceuticals)	350,006
1,510	Takefuji Corp. (Financial Services)	109,087
56,000	TOSHIBA Corp.* (Electronics)	261,134
26,200	Toyota Motor Corp. (Financial Services)	713,869
19,000	Yamanouchi Pharmaceutical Co. Ltd. (Pharmaceuticals)	523,607
		11,519,872
	Mexican Peso – 1.4%	
21,700	America Movil SA de CV (Telecommunications)	404,705
116,500	Fomento Economico Mexico SA de CV (Diversified Holding Companies)	559,379
6,562	Grupo Televisa SA ADR* (Media)	296,602
3,169	Telefonos de Mexico SA de CV ADR (Communication Services)	119,915
		1,380,601
	Norwegian Krone – 0.4%	
19,360	Orkla ASA (Food Products)	352,419
6,200	Statoil ASA (Oil & Gas)	52,742
		405,161
	Singapore Dollar – 1.3%	
20,000	DBS Group Holdings Ltd. (Financial Services)	154,487
109,696	United Overseas Bank Ltd. (Banks)	871,540
21,368	Flextronics International Ltd.* (Electronics)	295,947
		1,321,974

Shares	Description		Value
	Common Stocks – (continued)		
	Swedish Krona – 3.2%		
18,720	Electrolux AB (Appliance Manufacturer)	$	311,091
28,270	Hennes & Mauritz AB (Retail Trade)		560,455
50,700	Nordbanken Holding AB (Financial Services)		288,236
3,530	Sandvik AB (Industrial Machinery)		81,646
88,932	Securitas AB (Commercial Services)		1,650,730
133,770	Telefonaktiebolaget LM Ericsson AB (B Shares)* (Telecommunications)		335,400
			3,227,558
	Swiss Franc – 5.7%		
25,840	Adecco SA (Business Services)		1,633,275
5,960	Credit Suisse Group* (Financial Services)		212,247
9,617	Nestle SA (Food Products)		2,271,335
7,500	Roche Holding AG (Health/Personal Care)		567,709
24,050	UBS AG* (Banks)		1,158,268
			5,842,834
	Thailand Baht – 0.2%		
168,000	Bangkok Bank Public Co. Ltd.* (Banks)		200,046
	United States Dollar – 1.2%		
1,600	Companhia Vale do Rio Doce (CVRD) ADR* (Mining-Metals/Minerals)		43,664
5,138	Check Point Software Technologies Ltd.* (Technology Services)		93,255
17,622	KT Corp. ADR (Telecommunications)		399,138
6,778	POSCO ADR (Steel)		165,722
3,250	Yukos ADR (Oil & Gas)		477,750
			1,179,529
	TOTAL COMMON STOCKS (Cost $110,235,531)	$	93,605,755

Shares	Description		Value
	Preferred Stocks – 0.6%		
	Australian Dollar – 0.6%		
104,665	The News Corp. Ltd. (Media)	$	577,094
	TOTAL PREFERRED STOCKS (Cost $1,060,451)	$	577,094

Principal Amount	Interest Rate	Maturity Date	Value
		Repurchase Agreement – 5.9%	
$6,011,000	State Street Bank & Trust Co.^ 1.71%	05/01/2002	$ 6,011,000
	TOTAL REPURCHASE AGREEMENT (Cost $6,011,000)		$ 6,011,000
	TOTAL INVESTMENTS (Cost $117,306,982)		$100,193,849

* Non-income producing security.

^ Repurchase agreement was entered into on April 30, 2002 and the maturity value is $6,011,282.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Statement of Investments (continued)

April 30, 2002 (Unaudited)

	As a % of total net assets
Common and Preferred Stock Industry Classifications	
Appliance Manufacturer	0.3%
Banks	7.1
Beverages/Tobacco	0.9
Building Materials & Construction	0.1
Business Services	1.6
Chemical Products	1.4
Commercial Services	3.6
Communication Services	0.1
Computer Services/Software	0.5
Consumer Non-Durables	0.1
Consumer Products	0.7
Diversified Holding Companies	4.1
Electrical Services	0.4
Electronics	4.1
Electronics & Other Electrical Equipment	2.0
Electronics-Semiconductors	1.2
Energy	0.7
Financial Services	10.7
Food Products	6.7
Health/Personal Care	3.1
Household Durables	1.2
Industrial Machinery	0.1
Insurance	3.0
Media	2.8
Mining-Metals/Minerals	1.6
Oil & Gas	7.7
Paper & Forest Products	0.1
Pharmaceuticals	7.8
Publishing	3.7
Real Estate	0.8
Recreational Services	0.5
Retail Trade	3.1
Steel	0.2
Technology Services	0.1
Telecommunications	7.6
Transportation/Storage	1.1
Utilities	1.7
Wholesale Trade	0.3
TOTAL COMMON AND PREFERRED STOCK	92.8%

Balanced Fund Overview

Dear Shareholder,

We are pleased to report on the performance of the Commerce Balanced Fund (the ''Fund'') for the six-month period ended April 30, 2002.

Performance Review

For the six months ended April 30, 2002, the Institutional Shares of the Fund had a total return of 1.45%, based on Net Asset Value (NAV) (assumes fee waivers and expense reductions). The Service Shares had a total return, without sales charge, of 1.31% for the same period based on NAV (assumes fee waivers and expense reductions). This compares to the Lipper Balanced Funds Index six-month return of 2.83% and the composite of 60% of the S&P 500 Index and 40% of the Lehman Brothers Aggregate Bond Index six-month return of 1.60%. Past performance is no guarantee of future results.

Portfolio Highlights

■ The Commerce Balanced Fund continued to struggle over the past six months, although results have improved relative to the previous year. Over the past six months the Fund has maintained a neutral 60% equity/40% bond allocation. This has been appropriate as the S&P 500 Index rose a very modest 2.3%, while the Lehman Brothers Aggregate Bond Index was flat.

■ The equity performance trailed the S&P 500 results by less than 1%, but was extremely volatile. Results were very positive in the first three months coming out of the September 11 aftermath. As prospects for a brief and shallow economic downturn became apparent, investors flocked to those companies that would benefit from the economic recovery. As our shareholders know from our last letter, this is how we positioned the Fund in the spring of 2001.

■ Over the past three months, however, sentiment shifted back toward a relatively slow recovery with weak profit growth. While we strongly disagree with this outlook, investors nevertheless once again moved away from the economically sensitive sectors where we remain overweight and toward the more stable earnings companies. Thus we gave back most of the gains of the previous three months.

■ In the fixed-income portion of the Fund, investment-grade bonds generated a slightly negative result over the past six months (including the coupon income) as interest rates rose across nearly all parts of the maturity spectrum. Recall that increasing interest rates actually push bond prices lower. This rise in rates has occurred almost unnoticeably beneath the headline news fostered by the Federal Reserve's (the ''Fed'') shorter-term interest rate cuts. In November and December, the Fed most likely engineered the last two rate cuts, pushing short-term interest rates down to 1.75%, a level not seen in the past 40 years.

■ The fixed income portfolio benefited from a reasonable interest rate call, as we managed to have slightly less duration, or maturity exposure, than the Lehman Brothers Aggregate Bond Index during most of the recent semi-annual period. The portfolio also benefited from its overweight position in the higher yielding sectors of the market, particularly the asset-backed and mortgage-backed sectors. The Fund's corporate exposure was a net drag on results, however, particularly as the BBB-rated telecom sector came under increasing pressure.

■ We expect the Fed to begin raising interest rates later this year and have positioned the fixed income portion of the portfolio to benefit from higher rates and better credit conditions. We will likely further lessen the portfolio's exposure to a rising interest rate environment. And, against the backdrop of all the Fed accommodations, we find most corporate bonds offer compelling value, typically out-yielding Treasuries by at least 1% to 1.5%. Finally, we will pay particular attention to the telecom and independent power production sectors for opportunities as these disrupted markets begin to settle.

We thank you for your investment and look forward to your continued confidence.

Sincerely,

Balanced Fund Team
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)
May 15, 2002

Statement of Investments

April 30, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 55.9%		
Commercial Services – 1.5%		
7,250	Omnicom Group, Inc.	$ 632,490
Communications – 0.2%		
37,050	WorldCom, Inc.-WorldCom Group*	91,847
Consumer Durables – 0.9%		
2,800	SPX Corp.*	377,020
Consumer Non-Durables – 0.8%		
6,300	Anheuser-Busch Cos., Inc.	333,900
Consumer Services – 0.9%		
14,525	Comcast Corp.*	388,544
Electronic Technology – 10.8%		
20,000	Altera Corp.*	411,200
7,900	Analog Devices, Inc.*	291,984
27,700	Cisco Systems, Inc.*	405,805
28,300	EMC Corp.*	258,662
25,500	Intel Corp.	729,555
9,450	Linear Technology Corp.	367,227
20,000	Microchip Technology, Inc.*	890,000
25,800	Nokia Corp. ADR	419,508
17,400	Texas Instruments, Inc.	538,182
10,350	Xilinx, Inc.*	390,816
		4,702,939
Energy Minerals – 1.3%		
4,615	Apache Corp.	269,193
7,400	Exxon Mobil Corp.	297,258
		566,451
Finance – 14.1%		
11,025	Ambac Financial Group, Inc.	693,031
12,150	American International Group, Inc.	839,808
17,500	Citigroup, Inc.	757,750
16,500	FleetBoston Financial Corp.	582,450
11,900	Lincoln National Corp.	570,010
8,450	Merrill Lynch & Co., Inc.	354,393
7,450	Morgan Stanley Dean Witter & Co.	355,514
16,200	The Bank of New York Co., Inc.	592,758
7,500	The Hartford Financial Services Group, Inc.	519,750
17,400	Wells Fargo & Co.	890,010
		6,155,474
Health Technology – 4.6%		
6,800	Amgen, Inc.*	359,584
4,700	Eli Lilly & Co.	310,435
14,500	Medtronic, Inc.	648,005
18,800	Pfizer, Inc.	683,380
		2,001,404
Industrial Services – 0.8%		
10,500	GlobalSantaFe Corp.	368,445

Shares	Description	Value
Common Stocks – (continued)		
Producer Manufacturing – 6.9%		
11,500	Danaher Corp.	$ 823,170
12,900	Dover Corp.	480,654
29,900	General Electric Co.	943,345
11,000	United Technologies Corp.	771,870
		3,019,039
Retail Trade – 6.4%		
4,900	Best Buy Co., Inc.*	364,315
19,550	Lowe's Cos., Inc.	826,769
18,800	Target Corp.	820,620
14,250	Wal-Mart Stores, Inc.	796,005
		2,807,709
Technology Services – 4.4%		
9,750	First Data Corp.	775,028
15,200	Microsoft Corp.*	794,352
35,500	Oracle Corp.*	356,420
		1,925,800
Utilities – 2.3%		
11,850	Duke Energy Corp.	454,211
13,650	Dynegy, Inc.	245,700
5,300	TXU Corp.	288,426
		988,337
TOTAL COMMON STOCKS **(Cost $27,277,229)**		$24,359,399

Principal Amount	Interest Rate	Maturity Date	Value
Fixed Income – 28.4% **Asset-Backed Securities – 7.8%**			
Commercial – 1.9%			
Commercial Mortgage Asset Trust Series 1999-C1, Class B			
$ 500,000	7.23%	07/17/2013	$ 533,736
LB Commercial Conduit Mortgage Trust Series 1999-C1, Class A1			
261,708	6.41	06/15/2031	273,234
			806,970
Home Equity – 2.1%			
Access Financial Mortgage Loan Trust Series 1996-2, Class A4			
99,323	7.63	09/18/2021	101,315
Advanta Mortgage Loan Trust Series 1994-4, Class A2			
167,382	8.92	01/25/2026	174,258
American Business Financial Services, Inc. Series 1996-1, Class A†			
113,165	7.95	09/15/2026	117,444
Green Tree Home Improvement Loan Trust Series 1997-E, Class HEM1			
500,000	7.28	01/15/2029	529,409
			922,426

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – (continued)			
Manufactured Housing – 3.8%			
Green Tree Financial Corp. Series 1993-4, Class A4			
$ 176,599	6.60%	01/15/2019	$ 181,064
Green Tree Financial Corp. Series 1994-2, Class A4			
130,983	7.90	05/15/2019	133,902
Green Tree Financial Corp. Series 1996-4, Class A7			
248,734	7.90	06/15/2027	267,001
Green Tree Financial Corp. Series 1997-3, Class M1			
500,000	7.53	07/15/2028	507,891
Green Tree Financial Corp. Series 1999-1, Class M1			
250,000	6.56	03/01/2020	243,095
Oakwood Mortgage Investors, Inc. Series 1995-B, Class A3			
308,161	6.90	01/15/2021	319,666
			1,652,619
TOTAL ASSET-BACKED SECURITIES (Cost $3,294,514)			$ 3,382,015
Collateralized Mortgage Obligations – 4.7%			
Federal Home Loan Mortgage Corp. Series 159, Class H			
$ 432,346	4.50%	09/15/2021	$ 426,021
Federal Home Loan Mortgage Corp. Series 2430, Class UD			
275,000	6.00	03/15/2017	272,357
PNC Mortgage Securities Corp. Series 1998-11, Class 1A5			
250,000	6.50	11/25/2028	255,164
Prudential Home Mortgage Securities Co. Series 1993-28, Class M			
233,267	7.38	08/25/2023	239,635
Residential Asset Securitization REMIC Trust Series 1997-A1, Class A7			
466,480	7.38	03/25/2027	480,106
Residential Funding Mortgage Securities Corp. Series 1995-S4, Class A4			
123,427	8.00	04/25/2010	126,435
Residential Funding Mortgage Securities I, Inc. Series 1999-S20, Class A1			
261,449	6.50	09/25/2014	267,168
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (Cost $1,985,415)			$ 2,066,886

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Obligations – 10.1%			
Financial – 5.4%			
Equitable Life Assurance Society of the United States†			
$ 400,000	7.70%	12/01/2015	$ 431,812
Hanson Overseas BV			
500,000	6.75	09/15/2005	516,865
Metropolitan Life Insurance Co.†			
300,000	7.70	11/01/2015	325,062
PNC Bank, N.A.			
500,000	7.88	04/15/2005	536,365
Simon Debartolo Group LP			
150,000	6.75	06/15/2005	153,386
Swiss Bank Corp.			
350,000	7.38	06/15/2017	371,927
			2,335,417
Industrial – 4.2%			
Receipts on Corporate Securities Trust NSC-1998-1			
1,059,731	6.38	05/15/2017	1,028,766
Service Master Co.			
500,000	7.10	03/01/2018	426,430
St. Paul Companies, Inc.			
350,000	6.38	12/15/2008	353,801
			1,808,997
Utilities – 0.5%			
GTE Corp.			
250,000	6.84	04/15/2018	230,260
TOTAL CORPORATE OBLIGATIONS (Cost $4,463,458)			$ 4,374,674
Mortgage-Backed Pass-Through Obligations – 5.8%			
Federal Home Loan Mortgage Corporation (FHLMC)			
$ 357,826	6.00%	12/01/2013	$ 353,911
Federal National Mortgage Association (FNMA)			
348,632	7.00	07/01/2009	366,388
139,530	6.50	02/01/2012	145,694
352,598	6.00	12/01/2013	351,494
461,797	5.83	12/01/2028	483,446
Government National Mortgage Association (GNMA)			
138,918	6.50	05/15/2012	144,647
206,673	7.50	08/20/2025	216,814
440,737	7.50	07/20/2026	461,813
TOTAL MORTGAGE-BACKED PASS-THROUGH OBLIGATIONS (Cost $2,399,401)			$ 2,524,207
TOTAL FIXED INCOME (Cost $12,142,788)			$12,347,782

Principal Amount	Interest Rate	Maturity Date	Value
U.S. Agency Obligations – 3.1%			
Federal National Mortgage Association (FNMA)			
$ 1,250,000	6.38%	06/15/2009	$ 1,324,612
TOTAL U.S. AGENCY OBLIGATIONS **(Cost $1,284,635)**			$ 1,324,612
U.S. Treasury Obligations – 7.2%			
United States Treasury Bond			
$ 250,000	6.00%	02/15/2026	$ 257,890
United States Treasury Notes			
2,000,000	5.63	05/15/2008	2,091,880
750,000	6.00	08/15/2009	798,165
TOTAL U.S. TREASURY OBLIGATIONS **(Cost $3,192,089)**			$ 3,147,935
Repurchase Agreement – 5.1%			
State Street Bank & Trust Co.^			
$ 2,239,000	1.71%	05/01/2002	$ 2,239,000
TOTAL REPURCHASE AGREEMENT **(Cost $2,239,000)**			$ 2,239,000
TOTAL INVESTMENTS **(Cost $46,135,741)**			$43,418,728

* Non-income producing security.

† Security that maybe resold to ''Qualified Institutional Buyers'' under Rule 144A or securities offered pursuant to Section 4(2) of the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.

^ Repurchase agreement was entered into on April 30, 2002 and the maturity value is $2,239,105.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR —American Depositary Receipt
REMIC—Real Estate Mortgage Investment Conduit

Bond Fund Overview

Dear Shareholder,

We are pleased to report on the performance of the Commerce Bond Fund (the ''Fund'') for the six-month period ended April 30, 2002.

Performance Review

For the six months ended April 30, 2002, the Institutional Shares of the Fund had a total return of –0.53%, based on Net Asset Value (NAV) (assumes fee waivers and expense reductions). The Service Shares had a total return, without sales charge, of –0.70% for the same period based on NAV (assumes fee waivers and expense reductions). This compares to the Lipper Intermediate Investment Grade Funds Index six-month return of –0.20% and the Lehman Brothers Aggregate Bond Index six-month return of –0.01%. Past performance is no guarantee of future results.

Portfolio Highlights

■ Investment-grade bonds generated a slightly negative result over the past six months (including the coupon income) as interest rates rose across nearly all parts of the maturity spectrum. Recall that increasing interest rates actually push bond prices lower. This rise in rates comes as some surprise to the typical investor because it has occurred almost unnoticeably beneath the headline news fostered by the Federal Reserve's (the ''Fed'') shorter-term interest rate cuts. In November and December, the Fed most likely engineered the last two rate cuts, pushing short-term interest rates down to 1.75%, a level not seen in the past 40 years.

■ The Fund benefited from a reasonable interest rate call, as it had slightly less duration, or maturity exposure, than the Lehman Brothers Aggregate Bond Index during most of the semi-annual period. The Fund also benefited from its overweight position in the higher yielding sectors of the market, particularly the asset-backed and mortgage-backed sectors. Asset-backed securities continued their positive relative performance and mortgage-backed bonds had their best quarterly result in the past two and a half years relative to similar maturity Treasuries. The Fund's corporate exposure was a net drag on results, particularly as the BBB-rated telecom sector came under increasing pressure. Fortunately, we steered clear of the Enron debacle; however, the Fund currently has a less than 1% position in WorldCom.*

■ Going forward we will continue to position the Fund to take advantage of the economic recovery. We expect the Fed to begin raising interest rates later this year and have positioned the Fund to benefit from higher rates and better credit conditions. We will likely further lessen the Fund's exposure to a rising interest rate environment. And, against the backdrop of the Fed's accommodations, we find most corporate bonds offer compelling value, typically out-yielding Treasuries by at least 1% to 1.5%. Finally, we will pay

* The Fund may cease investing in these securities at any time.

particular attention to the telecom and independent power production sectors for opportunities as these disrupted markets begin to settle.

We thank you for your investment and look forward to your continued confidence.

Sincerely,

Fixed Income Funds Team
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)
May 15, 2002

Statement of Investments

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – 22.0%			
Commercial – 3.8%			
Asset Securitization Corp. Series 1995-MD4, Class A1			
$ 8,363,816	7.10%	08/13/2029	$ 8,916,492
Commercial Mortgage Asset Trust Series 1999-C1, Class B			
4,250,000	7.23	07/17/2013	4,536,750
LB Commercial Conduit Mortgage Trust Series 1998-C4, Class A1B			
7,000,000	6.21	10/15/2035	7,237,883
LB-UBS Commercial Mortgage Trust Series 2002-C1, Class A4			
5,500,000	6.46	03/15/2031	5,691,426
Mortgage Capital Funding, Inc. Series 1996-MC1, Class A2A			
2,079,170	7.35	07/15/2005	2,130,264
			28,512,815
Credit Card – 3.3%			
Citibank Credit Card Master Trust I Series 1997-6, Class B			
5,000,000	Zero Coupon	08/15/2006	4,556,250
Citibank Credit Card Master Trust I Series 1999-2, Class B			
3,420,000	6.15	03/10/2011	3,430,670
First USA Credit Card Master Trust Series 1997-6, Class B			
4,661,000	6.58	03/17/2005	4,705,664
MBNA Master Credit Card Trust Series 1999-B, Class B			
4,000,000	6.20	08/15/2011	4,100,858
Standard Credit Card Master Trust Series 1995-1, Class B			
7,000,000	8.45	01/07/2007	7,622,397
			24,415,839
Home Equity – 5.0%			
Access Financial Mortgage Loan Trust Series 1996-2, Class A4			
595,936	7.63	09/18/2021	607,891
Advanta Mortgage Loan Trust Series 1994-4, Class A2			
4,686,693	8.92	01/25/2026	4,879,229
American Business Financial Services, Inc. Series 1996-1, Class A†			
2,263,296	7.95	09/15/2026	2,348,877
Cityscape Home LoanTrust Series 1997-4, Class A5			
7,504,726	7.01	10/25/2018	7,898,137
Contimortgage Home Equity Loan Trust Series 1999-3, Class A6			
2,500,000	7.68	12/25/2029	2,633,594
Distribution Financial Services Trust Series 1999-3, Class A6			
5,000,000	6.88	11/15/2016	5,209,350
Green Tree Home Improvement Loan Trust Series 1997-E, Class HEM1			
8,700,000	7.28	01/15/2029	9,211,717
Merrill Lynch Mortgage Investors, Inc. Series 1991-H1, Class M1			
4,000,000	7.36	07/15/2011	4,184,392
			36,973,187

Principal Amount	Interest Rate	Maturity Date	Value
Asset-Backed Securities – (continued)			
Manufactured Housing – 9.5%			
Associates Manufactured Housing Pass-Through Series 1996-1, Class A5			
$ 8,000,000	7.60%	03/15/2027	$ 8,572,233
Green Tree Financial Corp. Series 1993-4, Class A4			
2,472,381	6.60	01/15/2019	2,534,897
Green Tree Financial Corp. Series 1993-4, Class A5			
12,500,000	7.05	01/15/2019	12,854,238
Green Tree Financial Corp. Series 1994-2, Class A4			
3,667,530	7.90	05/15/2019	3,749,240
Green Tree Financial Corp. Series 1995-1, Class B1			
2,021,649	9.00	06/15/2025	2,002,069
Green Tree Financial Corp. Series 1995-5, Class B1			
2,820,247	7.30	09/15/2026	2,390,032
Green Tree Financial Corp. Series 1995-8, Class B1			
1,369,006	7.30	12/15/2026	1,152,382
Green Tree Financial Corp. Series 1996-3, Class A4			
43,185	7.10	05/15/2027	43,283
Green Tree Financial Corp. Series 1996-4, Class A7			
5,870,119	7.90	06/15/2027	6,301,227
Green Tree Financial Corp. Series 1996-8, Class M1			
2,000,000	7.85	10/15/2027	2,128,631
Green Tree Financial Corp. Series 1997-3, Class B1			
3,000,000	7.51	07/15/2028	2,489,499
Green Tree Financial Corp. Series 1997-3, Class M1			
6,500,000	7.53	07/15/2028	6,602,578
Green Tree Financial Corp. Series 1997-6, Class M1			
2,500,000	7.21	06/15/2027	2,612,964
Green Tree Financial Corp. Series 1998-3, Class A6			
1,328,963	6.76	03/01/2030	1,335,607
Green Tree Financial Corp. Series 1999-1, Class M1			
3,500,000	6.56	03/01/2020	3,403,332
Green Tree Financial Corp. Series 1999-1, Class M2			
1,500,000	7.34	11/01/2028	1,520,274
Indymac Manufactured Housing Contract Series 1997-1, Class A3			
2,351,256	6.61	02/25/2028	2,417,162
Indymac Manufactured Housing Contract Series 1997-1, Class A4			
1,679,469	6.75	02/25/2028	1,753,511
Indymac Manufactured Housing Contract Series 1998-1, Class A5			
2,680,179	6.96	09/25/2028	2,773,398
Oakwood Mortgage Investors, Inc. Series 1997-A, Class A5			
3,471,910	7.13	05/15/2027	3,628,466
			70,265,023
Utilities – 0.4%			
California Infrastructure PG&E-1 (Pacific Gas and Electric) Series 1997-1, Class A6			
2,750,000	6.32	09/25/2005	2,829,697
TOTAL ASSET-BACKED SECURITIES **(Cost $157,759,265)**			$162,996,561

Principal Amount	Interest Rate	Maturity Date	Value
Collateralized Mortgage Obligations – 14.0%			
Asset Securitization Corp. Series 1997-D4, Class 4IE			
$ 4,100,000	7.53%	04/14/2029	$ 4,458,586
Bear Stearns Mortgage Securities, Inc. Series 1998-1, Class A17			
1,805,926	5.00	03/25/2028	1,749,491
Countrywide Mortgage Backed Securities, Inc. REMIC PAC Series 1993-B, Class A5			
595,984	6.75	11/25/2023	607,904
Federal Home Loan Mortgage Corp. FGIC PAC Series 2430, Class UD			
10,304,800	6.00	03/15/2017	10,205,777
Federal Home Loan Mortgage Corp. REMIC PAC Series 1579, Class PM			
3,335,000	6.70	09/15/2023	3,393,363
Federal Home Loan Mortgage Corp. Series 1652, Class PJ			
3,000,000	6.60	08/15/2022	3,117,180
Federal National Mortgage Assn. FNIC PAC Series 2001-45, Class WG			
3,600,000	6.50	09/25/2031	3,564,000
Federal National Mortgage Assn. FNIC PAC Series 2001-76, Class UC			
10,000,000	5.50	11/25/2015	9,859,300
Federal National Mortgage Assn. REMIC Series 1992-1, Class E			
926,431	7.50	01/25/2007	968,407
Federal National Mortgage Assn. Series 1994-97, Class H			
1,280,544	8.75	12/25/2023	1,316,963
GE Capital Mortgage Services, Inc. REMIC 1998-12, Class 1A7			
587,413	6.75	07/25/2028	589,428
GE Capital Mortgage Services, Inc. Series 1997-12, Class A5			
6,750,000	7.00	12/25/2027	6,865,965
GE Capital Mortgage Services, Inc. Series 1997-8, Class A11			
1,750,000	7.25	10/25/2027	1,803,042
GE Capital Mortgage Services, Inc. Series 1999-13, Class A12			
13,000,000	6.50	08/25/2029	13,325,000
Norwest Asset Securities Corp. Series 1998-21, Class B1			
1,089,981	6.50	09/25/2013	1,105,393
PNC Mortgage Securities Corp. REMIC Series 1996-1, Class A10			
1,342,694	7.50	09/25/2009	1,388,842
PNC Mortgage Securities Corp. Series 2000-8, Class 1A3			
15,000,000	7.75	11/25/2030	15,958,594
Principal Residential Mortgage Capital Resources Series 2001-1A, Class A†			
1,650,000	5.49	03/20/2004	1,696,857
Prudential Home Mortgage Securities Co. Series 1993-28, Class M			
2,918,634	7.38	08/25/2023	2,998,313
Residential Asset Securitization REMIC Trust Series 1997-A1, Class A7			
2,798,883	7.38	03/25/2027	2,880,638
Residential Funding Mortgage Securities Corp. Series 1999-S14, Class IIA1			
5,802,392	6.50	06/25/2029	5,845,910

Principal Amount	Interest Rate	Maturity Date	Value
Collateralized Mortgage Obligations – (continued)			
Residential Funding Mortgage Securities I, Inc. Series 1999-S20, Class A1			
$ 2,091,590	6.50%	09/25/2014	$ 2,137,343
Securitized Asset Sales, Inc. Series 1994-5, Class AM			
4,760,741	7.00	07/25/2024	4,858,908
Wells Fargo Alternative Loan Trust Series 2000-1, Class 1A1			
2,941,605	7.50	10/25/2030	3,056,504
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (Cost $99,749,096)			**$103,751,708**
Corporate Obligations – 24.4%			
Communication Services – 0.8%			
WorldCom, Inc.-WorldCom Group			
$12,700,000	7.50%	05/15/2011	$ 6,032,500
Energy – 2.9%			
Amerada Hess Corp.			
6,000,000	5.90	08/15/2006	6,036,684
CONSOL Energy, Inc.†			
3,750,000	7.88	03/01/2012	3,744,416
El Paso CGP Co.			
12,000,000	6.50	05/15/2006	11,959,560
			21,740,660
Financial – 11.5%			
Allstate Financial Global Funding†			
2,925,000	6.15	02/01/2006	3,031,558
Apache Finance Property Ltd.			
4,500,000	7.00	03/15/2009	4,721,125
Case Corp.			
1,500,000	6.25	12/01/2003	1,444,592
Equitable Life Assurance Society of the United States†			
12,500,000	7.70	12/01/2015	13,494,125
Ford Motor Company Credit Corp.			
5,000,000	6.63	06/30/2003	5,110,050
General Motors Acceptance Corp.			
4,500,000	5.88	01/22/2003	4,537,395
7,000,000	6.63	10/15/2005	7,087,122
5,900,000	8.00	11/01/2031	6,194,233
Hanson Overseas BV			
7,000,000	6.75	09/15/2005	7,236,110
Metropolitan Life Insurance Co.†			
8,000,000	7.70	11/01/2015	8,668,320
PNC Bank, N.A.			
7,000,000	7.88	04/15/2005	7,509,110
Resolution Funding Corp.			
1,500,000	8.13	10/15/2019	1,831,635
Simon Debartolo Group LP			
6,000,000	6.75	06/15/2005	6,135,420
Swiss Bank Corp.			
8,000,000	7.38	06/15/2017	8,501,200
			85,501,995

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Obligations – (continued)			
Industrial – 6.6%			
Campbell Soup Company			
$ 2,750,000	8.88%	05/01/2021	$ 3,357,558
Ford Motor Co.			
6,575,000	6.50	08/01/2018	5,778,965
General Motors Acceptance Corp.			
5,525,000	6.15	04/05/2007	5,575,222
Receipts on Corporate Securities Trust CHR-1998-1			
6,336,374	6.50	08/01/2018	5,798,321
Receipts on Corporate Securities Trust NSC-1998-1			
11,300,106	6.38	05/15/2017	10,969,916
Ryder System, Inc.			
4,000,000	6.60	11/15/2005	3,925,760
Service Master Co.			
6,500,000	7.10	03/01/2018	5,543,590
St. Paul Companies, Inc.			
8,000,000	6.38	12/15/2008	8,086,888
			49,036,220
Real Estate – 0.9%			
Archstone Communities Trust			
6,000,000	8.20	07/03/2005	6,437,400
Retail Trade – 0.2%			
Target Corp.			
1,750,000	5.40	10/01/2008	1,733,392
Utilities – 1.5%			
GTE Corp.			
12,000,000	6.84	04/15/2018	11,052,480
TOTAL CORPORATE OBLIGATIONS **(Cost $188,124,002)**			$181,534,647
Mortgage-Backed Pass-Through Obligations – 23.6%			
Federal Home Loan Mortgage Corporation (FHLMC)			
$ 894,564	6.00%	12/01/2013	$ 884,777
1,445,632	8.50	02/01/2019	1,567,268
1,815,787	8.50	03/01/2021	1,968,422
13,857,519	7.00	05/01/2026	14,333,801
3,995,092	7.00	10/01/2030	4,121,177
3,583,146	7.50	12/01/2030	3,741,020
7,931,728	7.50	01/01/2031	8,281,200
Federal Home Loan Mortgage Corporation (FHLMC)			
16,615,266	7.00	08/01/2031	17,139,644
Federal National Mortgage Association (FNMA)			
3,255,784	5.50	01/01/2009	3,296,449
2,448,059	7.00	07/01/2009	2,572,739
984,196	6.50	02/01/2012	1,027,673
1,163,572	6.00	12/01/2013	1,159,930
1,079,856	6.50	07/01/2014	1,098,753
1,323,755	9.00	11/01/2021	1,446,441
662,956	6.50	04/01/2024	674,557
708,929	6.50	05/01/2024	721,335

Principal Amount	Interest Rate	Maturity Date	Value
Mortgage-Backed Pass-Through Obligations – (continued)			
$ 1,384,776	6.50%	07/01/2024	$ 1,409,010
533,021	6.50	08/01/2024	542,348
2,115,987	6.50	09/01/2024	2,153,017
493,612	9.00	02/01/2025	542,973
1,757,009	6.50	03/01/2026	1,783,364
1,094,332	8.00	07/01/2028	1,168,878
419,409	7.00	08/01/2028	432,905
5,410,749	6.50	10/01/2028	5,486,824
677,582	7.00	10/01/2028	699,387
3,902,184	5.83	12/01/2028	4,085,118
2,082,217	6.50	12/01/2028	2,111,493
551,760	7.00	12/01/2028	569,516
1,713,553	6.50	01/01/2029	1,737,646
1,262,153	6.00	07/01/2029	1,251,892
4,498,622	7.50	09/01/2029	4,698,226
5,815,367	7.00	03/01/2031	5,998,900
2,707,922	7.50	03/01/2031	2,827,233
8,250,000	7.00	11/01/2031	8,510,370
18,525,302	7.00	01/01/2032	19,109,960
Government National Mortgage Association (GNMA)			
2,935,005	8.00	02/15/2022	3,151,461
1,857,831	7.50	08/20/2025	1,948,995
6,974,659	7.50	07/20/2026	7,308,187
13,760,400	6.50	04/15/2031	13,936,671
19,286,886	6.50	05/15/2031	19,533,951
TOTAL MORTGAGE-BACKED PASS-THROUGH OBLIGATIONS **(Cost $169,917,823)**			$175,033,511
U.S. Government Agency Obligations – 4.5%			
Federal Home Loan Bank			
$ 3,025,000	7.13%	02/15/2030	$ 3,334,125
Federal National Mortgage Association			
7,150,000	4.38	10/15/2006	7,060,625
11,450,000	6.00	05/15/2011	11,741,631
9,100,000	7.13	01/15/2030	10,079,706
Tennessee Valley Authority			
1,000,000	7.13	05/01/2030	1,102,810
TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS **(Cost $33,502,043)**			$ 33,318,897
U.S. Treasury Obligations – 6.7%			
United States Treasury Bond			
$25,000,000	7.88%	02/15/2021	$ 31,144,500
United States Treasury Notes			
7,000,000	5.63	05/15/2008	7,321,580
10,425,000	5.75	08/15/2010	10,912,056
TOTAL U.S. TREASURY OBLIGATIONS **(Cost $47,990,438)**			$ 49,378,136

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 4.1%			
State Street Bank & Trust Co.^			
$30,577,000	1.71%	05/01/2002	$ 30,577,000
TOTAL REPURCHASE AGREEMENT			
(Cost $30,577,000)			$ 30,577,000
TOTAL INVESTMENTS			
(Cost $727,619,667)			$736,590,460

† Security that maybe resold to ''Qualified Institutional Buyers'' under Rule 144A or securities offered pursuant to Section 4(2) of the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.

^ Repurchase agreement was entered into on April 30, 2002 and the maturity value is $30,578,432.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
FGIC   —Insured by Financial Guaranty Insurance Co.
FNIC   —Financial Network Investment Corporation
PAC   —Planned Amortization Class
REMIC—Real Estate Mortgage Investment Conduit

Short-Term Government Fund Overview

Dear Shareholder,

We are pleased to report on the performance of the Commerce Short-Term Government Fund (the ''Fund'') for the six-month period ended April 30, 2002.

Performance Review

For the six months ended April 30, 2002, the Institutional Shares of the Fund had a total return of 0.41%, based on Net Asset Value (NAV) (assumes fee waivers and expense reductions). The Service Shares had a total return, without sales charge, of 0.29% for the same period based on NAV (assumes fee waivers and expense reductions). This compares to the Lipper Short U.S. Government Funds Index six-month return of 0.86% and the Salomon Brothers 1-5 Year Treasury/Government Sponsored Index six-month return of 0.57%. Past performance is no guarantee of future results. In addition, the Fund's NAV is not guaranteed by the FDIC or the U.S. Government or by its agencies, instrumentalities, or sponsored enterprises.

Portfolio Highlights

■ Cash-like funds eked out positive performance during the last six months despite a rising short-term interest rate environment. Two-year Treasuries actually rose about 0.8% in yield, which caused their values to fall. Of course, most short-term high quality bond funds (the Commerce Short-Term Government Fund included) had an outstanding nominal return in 2001 as the Federal Reserve's rate cuts pushed short-term rates down sharply. But this trend started to reverse itself at the end of 2001.

■ The current perception in the bond market is that the rate cuts are working and the economy is mending, perhaps quickly, which will cause the Federal Reserve (the ''Fed'') to raise rates as the year progresses. While we would agree with this premise in general, we think the Fed will take their time raising rates in 2002. This does not mean that the rest of the bond market will not discount the Fed's action more quickly and continue to put pressure on most short-term rates. Eventually, once the Fed begins to raise rates, they could move with surprising alacrity.

■ The Fund benefited from a reasonable interest rate call, as it has had slightly less duration, or maturity exposure, than its benchmark, the Salomon Brothers 1-5 Year Treasury/Government Sponsored Index. The Fund also benefited from its overweight position in mortgage-backed securities. Not only did this sector enjoy a higher yield than a typical agency bond, but mortgage spreads actually contracted over the last six months, offsetting somewhat the capital depreciation that occurs as interest rates rise.

■ Going forward, we expect to see continued pressure on short-term interest rates as the economy gathers steam. To defend against the Fed's potential interest rate hikes, we expect to reduce the Fund's mortgage-backed exposure and to add straight agency debentures.

This should increase the Fund's cash flow certainty, reducing the chance that some of the Fund's bonds will extend in duration if interest rates rise. Still, as always, we will continue to focus on incremental yield at the expense of Treasury securities to add value.

We thank you for your investment and look forward to your continued confidence.

Sincerely,

Fixed Income Funds Team
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)
May 15, 2002

Statement of Investments

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Collateralized Mortgage Obligations – 31.2%			
BA Mortgage Securities, Inc. Series 1998-5 Class A10			
$ 1,770,000	6.75%	10/25/2028	$ 1,785,488
Chase Mortgage Finance Corp. Series 1999-S1, Class A17			
320,000	6.75	02/25/2029	316,800
Countrywide Funding Corp. Series 1994-7, Class A7			
730,000	6.50	03/25/2024	754,638
Countrywide Home Loans, Inc. Series 1997-4, Class A			
166,259	8.00	07/25/2027	173,365
Federal Home Loan Mortgage Corp. REMIC PAC Series 1619, Class EC			
21,195	5.60	11/15/2023	21,208
Federal Home Loan Mortgage Corp. REMIC PAC Series 1621, Class K			
230,000	6.50	11/15/2023	229,712
Federal Home Loan Mortgage Corp. REMIC PAC Series 2103, Class TE			
625,000	6.00	12/15/2028	601,562
Federal Home Loan Mortgage Corp. REMIC PAC Series 2109, Class PE			
995,000	6.00	12/15/2028	957,061
Federal Home Loan Mortgage Corp. REMIC Series 1617, Class C			
149,000	6.50	02/15/2023	152,771
Federal Home Loan Mortgage Corp. REMIC Series 1632, Class B			
200,000	6.00	11/15/2023	198,062
Federal Home Loan Mortgage Corp. Series 1163, Class JA			
523,046	7.00	11/15/2021	539,391
Federal Home Loan Mortgage Corp. Series 159, Class H			
84,155	4.50	09/15/2021	82,924
Federal Home Loan Mortgage Corp. Series 1614, Class MB			
1,795,695	6.50	12/15/2009	1,854,612
Federal Home Loan Mortgage Corp. Series 1650, Class K			
880,000	6.50	01/15/2024	891,408
Federal Home Loan Mortgage Corp. Series 1652, Class PJ			
1,000,000	6.60	08/15/2022	1,039,060
Federal Home Loan Mortgage Corp. Series 1933 Class PG			
514,113	6.15	12/15/2025	524,554
Federal Home Loan Mortgage Corp. Series 2200, Class C			
441,746	6.50	01/15/2028	450,439
Federal Home Loan Mortgage Corp. Series 31, Class EA			
1,537,440	Zero Coupon	04/25/2024	1,320,277
Federal National Mortgage Assn. REMIC PAC Series 1991-94, Class E			
1,144,437	Zero Coupon	07/25/2021	1,045,008
Federal National Mortgage Assn. REMIC PAC Series 1993-19, Class J			
1,416,000	5.00	04/25/2022	1,429,707
Federal National Mortgage Assn. REMIC PAC Series 1996-28, Class PE			
156,216	6.50	03/25/2020	158,656
Federal National Mortgage Assn. REMIC PAC Series G93-16, Class H			
187,064	4.59	04/25/2021	187,939

Principal Amount	Interest Rate	Maturity Date	Value
Collateralized Mortgage Obligations – (continued)			
Federal National Mortgage Assn. REMIC Series 1992-1, Class E			
$ 132,347	7.50%	01/25/2007	$ 138,344
Federal National Mortgage Assn. REMIC Series 1993-130, Class H			
186,919	6.30	09/25/2018	188,027
Federal National Mortgage Assn. REMIC Series 1993-225, Class G			
293,850	6.50	11/25/2022	296,906
Federal National Mortgage Assn. REMIC Series 1993-225, Class NC			
1,099,791	6.50	03/25/2023	1,114,561
Federal National Mortgage Assn. REMIC Series 1993-245, Class N			
577,123	6.50	12/25/2023	591,909
Federal National Mortgage Assn. Series 1993-183, Class K			
500,000	6.50	07/25/2023	500,625
Federal National Mortgage Assn. Series 1995-19, Class L			
171,021	6.25	08/25/2008	171,662
Federal National Mortgage Assn. Series 1997-58, Class DC			
700,000	7.00	01/20/2013	724,276
Federal National Mortgage Association REMIC Series 1992, Class 89			
664,550	Zero Coupon	06/25/2022	569,834
Federal National Mortgage Association REMIC Series 1993-182, Class FA			
408,764	4.56	09/25/2023	400,204
Federal National Mortgage Association REMIC Series 1993-89, Class D			
231,000	7.00	06/25/2023	236,341
Federal National Mortgage Association REMIC Series 1996-68, Class VC			
3,600,000	6.50	09/18/2010	3,696,732
Federal National Mortgage Association REMIC Series 2001-4, Class D			
810,867	6.50	04/25/2028	834,431
First Nationwide Trust Series 1998-3, Class 1PPA			
81,065	6.50	09/19/2028	81,718
GE Capital Mortgage Services, Inc. Series 1997-12, Class A5			
750,000	7.00	12/25/2027	762,885
GE Capital Mortgage Services, Inc. Series 1998-10 Class 1A5			
363,999	7.00	05/25/2028	367,184
Independent National Mortgage Corp. Series 1994-L, Class A6			
145,325	8.00	08/25/2024	146,550
PNC Mortgage Securities Corp. Series 1998-11, Class 1A5			
2,500,000	6.50	11/25/2028	2,551,645
Prudential Home Mortgage Securities Co. Series 1993-28, Class M			
699,800	7.38	08/25/2023	718,905
Residential Accredit Loans, Inc. Series 1998-Q55 Class A3			
1,750,000	6.75	04/25/2028	1,785,543
Residential Accredit Loans, Inc. Series 1999-QS02, Class A5			
1,750,000	6.50	02/25/2029	1,735,230
Residential Asset Securitization Trust Series 1998-A10 Class 1A11			
2,000,000	6.75	10/25/2028	2,043,120

Principal Amount	Interest Rate	Maturity Date	Value
Collateralized Mortgage Obligations – (continued)			
Residential Asset Securitization Trust Series 1998-A4 Class IA5			
$ 2,000,000	6.75%	05/25/2028	$ 2,050,620
Residential Funding Mortgage Securities I, Inc. REMIC Series 1995-S12, Class A2			
408,853	7.25	08/25/2010	422,394
Residential Funding Mortgage Securities I, Inc. Series 1998-S13, Class A14			
938,000	6.75	06/25/2028	940,411
Residential Funding Mortgage Securities I, Inc. Series 1999-S20, Class A1			
1,307,243	6.50	09/25/2014	1,335,839
Residential Funding Mortgage Securities I, Inc. Series 1999-S24 Class A2			
956,319	7.10	12/25/2029	989,484
Saxon Mortgage Securities Corp. REMIC Series 1993-8A, Class 1A5			
500,000	7.38	09/25/2023	516,125
Securitized Asset Sales, Inc. Series 1993-7, Class TA6			
470,000	6.25	12/25/2023	475,725
Securitized Asset Sales, Inc. Series 1994-5 Class AM			
666,511	7.00	07/25/2024	680,254
Structured Asset Securities Corp. Series 1997-4 Class 2A8			
402,540	7.00	12/25/2027	412,728
Wells Fargo Alternative Loan Trust Series 2000-1, Class 1A1			
840,459	7.50	10/25/2030	873,287
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (Cost $41,595,257)			$ 43,068,141
Mortgage-Backed Pass-Through Obligations – 5.4%			
Federal Home Loan Mortgage Corp. (FHLMC)			
$ 24,406	7.75%	09/01/2007	$ 25,459
Federal National Mortgage Association (FNMA)			
205,936	6.50	04/01/2003	207,860
130,553	8.00	12/01/2007	137,791
139,530	6.50	02/01/2012	145,694
2,815,338	6.00	07/01/2016	2,852,275
49,709	7.08	08/01/2023	51,161
72,890	9.00	07/01/2024	80,131
461,797	5.82	12/01/2028	483,446
2,500,000	7.00	11/01/2031	2,578,900
Government National Mortgage Association (GNMA)			
54,998	8.00	10/15/2016	59,261
119,915	8.00	07/15/2017	129,117
4,345	6.63	11/20/2024	4,485
7,453	6.63	12/20/2024	7,699
222,492	6.38	04/20/2026	228,054
181,492	6.75	08/20/2026	186,937
222,106	6.38	01/20/2028	225,993
TOTAL MORTGAGE-BACKED PASS-THROUGH OBLIGATIONS (Cost $7,275,249)			$ 7,404,263

Principal Amount	Interest Rate	Maturity Date	Value
U.S. Government Agency Obligations – 40.3%			
Federal Farm Credit Bank			
$ 470,000	5.40%	05/10/2006	$ 483,216
Federal Home Loan Bank			
4,050,000	7.17	07/22/2002	4,098,073
1,975,000	5.13	09/15/2003	2,036,106
500,000	5.21	11/17/2003	516,015
1,630,000	6.89	04/06/2004	1,736,961
1,000,000	6.00	06/11/2008	1,037,810
Federal Home Loan Mortgage Corp.			
500,000	6.20	04/15/2003	517,030
2,000,000	5.00	01/15/2004	2,058,740
2,000,000	6.88	01/15/2005	2,150,940
5,000,000	5.50	07/15/2006	5,169,550
200,000	5.75	04/15/2008	206,468
Federal National Mortgage Association			
7,405,000	5.25	01/15/2003	7,562,356
10,000,000	5.75	04/15/2003	10,314,100
625,000	7.40	07/01/2004	672,463
750,000	6.50	08/15/2004	796,403
215,000	7.88	02/24/2005	236,902
500,000	7.65	03/10/2005	548,670
500,000	5.75	06/15/2005	524,295
10,750,000	6.00	12/15/2005	11,336,197
3,250,000	4.38	10/15/2006	3,209,375
Tennessee Valley Authority 1995 Series A			
436,000	6.38	06/15/2005	464,410
TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS (Cost $54,614,810)			$ 55,676,080
U.S. Treasury Obligations – 10.5%			
United States Treasury Notes			
$ 2,000,000	5.50%	03/31/2003	$ 2,059,380
1,000,000	5.75	04/30/2003	1,033,910
2,000,000	5.50	05/31/2003	2,066,560
7,000,000	5.38	06/30/2003	7,234,080
2,000,000	5.75	08/15/2010	2,093,440
TOTAL U.S. TREASURY OBLIGATIONS (Cost $14,220,839)			$ 14,487,370

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 13.1%			
State Street Bank & Trust Co.^			
$18,039,000	1.71%	05/01/2002	$ 18,039,000
TOTAL REPURCHASE AGREEMENT			
(Cost $18,039,000)			$ 18,039,000
TOTAL INVESTMENTS			
(Cost $135,745,155)			$138,674,854

∧ Repurchase agreement was entered into on April 30, 2002 and the maturity value is $18,039,845.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
PAC — Planned Amortization Class
REMIC — Real Estate Mortgage Investment Conduit

National Tax-Free Intermediate Bond Fund Overview

Dear Shareholder,

We are pleased to report on the performance of the Commerce National Tax-Free Intermediate Bond Fund (the "Fund")
for the six-month period ended April 30, 2002.

Performance Review

For the six months ended April 30, 2002, the Institutional Shares of the Fund had a total
return of 0.87%, based on Net Asset Value (NAV) (assumes fee waivers and expense
reductions). The Service Shares had a total return, without sales charge, of 0.75% for the
same period based on NAV (assumes fee waivers and expense reductions). This compares to
the Lipper Intermediate Municipal Debt Funds Index six-month return of 0.85%, the
Lehman 3-15 Year Blend Index six-month return of 1.37%, and the Merrill Lynch
Municipal Intermediate Index six-month return of 1.21%. Past performance is no guarantee
of future results.

Portfolio Highlights

■ Over the last six months, bond market investors have gone back and forth over the
magnitude of the U.S. economic recovery, creating big swings in interest rates on a month-
to-month basis. This uncertainty is typical during economic inflection points as the
financial markets attempt to adjust their long-term forecasts, which are based largely on
increasingly conflicting near-term events. Municipal bond investors were able to lock in
market yields approximately 30 basis points higher in April 2002 than they could six
months ago. Despite the general consensus for better economic times ahead, credit spreads
have widened as investors focus more on the state and local budgetary problems
dominating news headlines. It is important to note that the surfacing credit issues in the
municipal market are largely the result of the economic slowdown and not the lingering
effects of the terrorist attacks that occurred on September 11, 2001. Even the hardest hit
credits, such as commercial airports and issuers in New York, have for the most part
maintained their credit rating. We feel this presents some great buying opportunities for the
Fund, particularly in the tax-backed, or general obligation, sector.

■ Based on our outlook that the U.S. economy is likely to improve in 2002, thus putting
upward pressure on bond yields, we took a slightly defensive posture to start the year.
Changes include an increase in the Fund's cash balance and a reduction in lower coupon
bonds, which tend to be more sensitive to movements in interest rates. Over the reporting
period, this has not had a material impact on the Fund's performance. In hopes of
capturing increasingly higher bond yields, we anticipate re-investing the Fund's cash
position incrementally throughout the next calendar quarter. Also, we will look to add
higher yielding securities selectively in sectors such as housing and health care.

We thank you for your investment and look forward to your continued confidence.

Sincerely,

Fixed Income Funds Team
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)
May 15, 2002

Statement of Investments

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – 86.9%			
Alabama – 2.5%			
Auburn AL GO Bonds (School Warrants) (AA–/Aa3)			
$1,515,000	5.13%	08/01/2017	$ 1,550,663
Birmingham AL GO Bonds (Refunding Warrants Series B) (FSA) (AAA/Aaa)			
930,000	5.50	07/01/2012	1,024,255
Birmingham AL GO Bonds Series B (AA/Aa3)			
640,000	5.25	06/01/2024	642,266
Jasper AL Waterworks & Sewer Board Revenue Bonds Series A (AMBAC) (AAA/Aaa)			
200,000	4.50	06/01/2012	202,824
920,000	5.15	06/01/2019	927,931
			4,347,939
Arizona – 1.0%			
Maricopa County AZ Unified School District #41 GO Bonds (FSA) (AAA/Aaa)			
1,000,000	4.40	07/01/2012	1,013,870
Tempe AZ GO Bonds (AA+/Aa1)			
500,000	6.60	07/01/2006	566,130
Tucson AZ Water Revenue Bonds (Refunding Series A) (FGIC) (AAA/Aaa)			
200,000	5.00	07/01/2014	210,042
			1,790,042
Arkansas – 1.1%			
Arkansas State Development Finance Authority Revenue Bonds (Single Family Mortgage Backed Securities Program) Series A (GNMA/FNMA) (AAA/NR)			
295,000	5.65	07/01/2011	306,068
Arkansas State Federal Highway Grant Anticipation GO Bonds Series A (AA/Aa2)			
1,390,000	5.50	08/01/2006	1,519,910
			1,825,978
California – 1.2%			
California Statewide Community Development Authority Certificate Participation (Children's Hospital Los Angeles) (A+/A1)			
2,000,000	5.13	08/15/2019	1,989,640
Colorado – 3.4%			
Colorado Educational & Cultural Facilities Authority Revenue Bonds (Charter School-Littleton Academy) (BBB/NR)			
745,000	5.38	01/15/2012	736,358
615,000	6.00	01/15/2022	605,172
Colorado Educational & Cultural Facilities Authority Revenue Bonds (Charter School-University Laboratory School Project) (NR/Baa2)			
1,000,000	5.25	06/01/2011	999,240
Colorado Educational & Cultural Facilities Authority Revenue Bonds (Nashville Public Radio) (BBB+/NR)			
1,300,000	5.88	04/01/2022	1,300,403
Colorado Health Facilities Authority Revenue Bonds (Parkview Medical Center Project) (NR/Baa1)			
300,000	5.50	09/01/2006	318,561
500,000	5.75	09/01/2008	525,620

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Colorado – (continued)			
Colorado Housing Finance Authority Revenue Bonds (Single Family Program) Series D-3 (AA/Aa2)			
$ 100,000	5.15%	04/01/2011	$ 101,755
El Paso County CO School District #012 GO Bonds (Cheyenne Mountain) (NR/Aa1)			
250,000	6.50	09/15/2010	279,085
El Paso County CO School District #2 GO Bonds (Harrison) (NR/A3)			
250,000	6.60	12/01/2009	281,213
Weld County CO Certificates Participation (Library District) (AA/NR)			
715,000	4.90	12/15/2013	726,476
			5,873,883
District of Columbia – 0.4%			
District of Columbia Revenue Bonds (World Wildlife Fund) Series A (AMBAC) (AAA/Aaa)			
555,000	5.75	07/01/2011	616,622
Florida – 0.6%			
Florida State Board of Education Capital Outlay GO Bonds (Refunding Public Education) Series D (AA/Aa2)			
895,000	5.50	06/01/2009	982,799
Georgia – 2.5%			
George L Smith II GA World Congress Control Revenue Bonds (Domed Stadium Project) (MBIA) (AAA/Aaa)			
2,000,000	6.00	07/01/2011	2,253,300
Georgia Private Colleges & University Revenue Bonds Series A (NR/A3)			
1,000,000	5.25	10/01/2020	1,001,420
Georgia State GO Bonds Series D (AAA/Aaa)			
1,000,000	5.50	08/01/2005	1,079,910
			4,334,630
Illinois – 5.3%			
Chicago IL GO Bonds Series A (FGIC) (AAA/Aaa)			
765,000	5.75	01/01/2008	842,341
1,000,000	6.13	01/01/2017	1,105,300
1,000,000	6.00	01/01/2018	1,096,900
1,000,000	6.00	01/01/2019	1,087,660
Chicago IL Public Building Community Building Revenue Bonds Series C (FGIC) (AAA/Aaa)			
500,000	5.50	02/01/2006	538,970
Cook County IL GO Bonds (Refunding Series A) (AAA/Aaa)			
1,445,000	5.00	11/15/2022	1,406,982
Elgin IL GO Bonds (Refunding Series B) (NR/Aa2)			
25,000	4.80	01/01/2010	25,786
Illinois Metropolitan Pier & Exposition Dedicated State Tax Revenue Bonds (Prerefunded Series A) (NR/Aaa)			
415,000	7.25	06/15/2005	468,672
Illinois Metropolitan Pier & Exposition Dedicated State Tax Revenue Bonds (Unrefunded Series A) (NR/Aa3)			
445,000	7.25	06/15/2005	499,441

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Illinois – (continued)			
Kane County IL School District #101 GO Bonds (Batavia Building) (FSA) (NR/Aaa)			
$1,075,000	7.88%	12/30/2007	$ 1,305,835
Lake County IL Forest Preservation District GO Bonds (Liquid Acquisition & Development) (AAA/Aa1)			
800,000	5.00	12/15/2013	832,328
			9,210,215
Indiana – 6.1%			
Elkhart County IN Hospital Authority Revenue Bonds (NR/A1)			
390,000	4.75	08/15/2011	385,936
1,000,000	5.25	08/15/2018	955,640
Hammond IN Multi. School Building Corp. Revenue Bonds (First Mortgage) Series B (AAA/NR)			
1,000,000	6.00	01/15/2013	1,123,880
Indiana MSD Wabash Building Corp. Revenue Bonds (Refunding First Mortgage) (FSA) (AAA/NR)			
500,000	6.25	07/01/2010	572,775
Kokomo Center IN School Building Corp. Revenue Bonds (First Mortgage) (AMBAC) (AAA/Aaa)			
1,110,000	6.75	07/15/2005	1,236,041
Merrillville IN Multi. School Building Revenue Bonds (AAA/Aaa)			
2,500,000	6.65	07/01/2006	2,824,025
Plymouth IN Multi. School Building Revenue Bonds (AAA/Aaa)			
1,400,000	5.75	07/01/2006	1,515,150
Upland IN Economic Development Revenue Bonds (Taylor University Project) (NR/Baa1)			
250,000	6.25	09/01/2023	249,390
Wells County IN Hospital Authority Revenue Bonds (Caylor-Nickel Medical Center Inc.) (NR/NR)			
1,500,000	8.75	04/15/2012	1,638,030
			10,500,867
Iowa – 1.4%			
Iowa City Sewer Revenue Bonds (AMBAC) (AAA/Aaa)			
250,000	6.00	07/01/2008	251,837
Iowa Student Loan Liquidity Corp. Revenue Bonds Series E (NR/Aaa)			
2,000,000	5.70	06/01/2009	2,139,020
			2,390,857
Kansas – 1.1%			
Johnson County KS Unified School District #232 GO Bonds Series A (FSA) (NR/Aaa)			
1,025,000	5.00	09/01/2017	1,038,161
Kansas Independent College Finance Authority Educational Facilities Revenue Bonds (Benedictine College Project) (NR/NR)			
785,000	6.25	10/01/2010	804,444
			1,842,605

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Kentucky – 0.6%			
Jefferson County KY GO Bonds Series C (AA/Aa2)			
$ 465,000	5.38%	05/15/2007	$ 501,349
460,000	5.45	05/15/2008	498,254
			999,603
Louisiana – 0.4%			
Caddo Parish LA Parishwide School District GO Bonds (MBIA) (AAA/Aaa)			
100,000	6.25	03/01/2005	108,885
West Ouachita Parish LA School District Sales Revenue Bonds (AMBAC) (AAA/Aaa)			
605,000	5.30	09/01/2024	613,458
			722,343
Maine – 0.8%			
Regional Waste System ME Solid Waste Revenue Bonds Series P (AA/NR)			
1,000,000	5.25	07/01/2004	1,051,850
300,000	5.38	07/01/2005	320,013
			1,371,863
Maryland – 0.8%			
Maryland State Health & Higher Educational Facilities Authority Revenue Bonds (Board of Child Care) (A/NR)			
1,250,000	5.50	07/01/2013	1,325,825
Massachusetts – 0.0%			
Massachusetts State Health & Educational Facilities Authority Revenue Bonds (Boston College) Series L (AA–/Aa3)			
10,000	5.25	06/01/2013	10,537
Michigan – 10.9%			
Coldwater MI Community Schools GO Bonds (Building & Site) (Q-SBLF) (AAA/Aaa)			
625,000	4.60	05/01/2012	639,331
Detroit MI Sewage Disposal Revenue Bonds Series A (AAA/Aaa)			
300,000	6.00	07/01/2004	321,879
Genesee County MI Sewage Disposal Systems Revenue Bonds (Interceptors & Treatment Facilities) (FGIC) (AAA/Aaa)			
550,000	4.00	05/01/2014	525,707
Greenville MI Public Schools GO Bonds (MBIA) (AAA/Aaa)			
200,000	5.75	05/01/2007	214,676
Lake Orion MI Community School District GO Bonds Series A (FSA) (Q-SBLF) (AAA/Aaa)			
2,000,000	6.00	05/01/2017	2,191,140
Marshall MI Public Schools District GO Bonds (Q-SBLF) (AAA/Aaa)			
670,000	4.60	05/01/2013	677,879
500,000	4.70	05/01/2014	504,750
Michigan Higher Education Facilities Authority Limited Obligation Revenue Bonds (Calvin College Project) (NR/NR)			
500,000	5.40	12/01/2011	517,315
1,125,000	5.55	12/01/2013	1,155,836
1,200,000	5.65	12/01/2014	1,236,000

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Michigan – (continued)			
Michigan State Hospital Finance Authority Revenue Bonds (Ascension Health Credit) Series A (MBIA) (AAA/Aaa)			
$2,500,000	5.50%	11/15/2010	$ 2,720,375
Michigan State Hospital Finance Authority Revenue Bonds Series A (AA/Aa2)			
1,650,000	6.13	11/15/2026	1,726,296
Michigan State Housing Development Authority Revenue Bonds Series B (AAA/NR)			
1,500,000	4.80	12/01/2010	1,534,665
Newaygo MI Public Schools GO Bonds (Q-SBLF) (AAA/Aaa)			
750,000	5.00	05/01/2011	792,472
750,000	5.13	05/01/2012	792,008
Paw Paw MI Public School District GO Bonds (School Building & Site) (Q-SBLF) (AAA/Aaa)			
475,000	5.30	05/01/2013	503,220
South Lyon MI Community Schools GO Bonds Series A (Q-SBLF) (AAA/Aa1)			
875,000	5.50	05/01/2014	934,421
Stockbridge MI Community Schools GO Bonds (Q-SBLF) (AAA/Aaa)			
665,000	5.10	05/01/2012	701,130
Wayne Charter County MI Airport Revenue Bonds (Detroit Metropolitan Wayne County) Series A (AMT) (MBIA) (AAA/Aaa)			
1,000,000	5.25	12/01/2004	1,055,900
			18,745,000
Minnesota – 3.8%			
Chaska MN Electric Revenue Bonds Series A (NR/A3)			
1,000,000	6.00	10/01/2020	1,057,380
Dakota County MN Community Development Agency Governmental Housing GO Bonds (Senior Housing Facilities) (AA+/Aa1)			
1,750,000	5.25	01/01/2014	1,868,772
Minneapolis & St. Paul MN Metropolitan Airports Revenue Bonds (Community Airport) Series B (AMT) (AMBAC) (AAA/Aaa)			
500,000	5.25	01/01/2014	512,635
Minneapolis MN Revenue Bonds (Blake School Project) (NR/A2)			
240,000	4.40	09/01/2008	249,802
320,000	4.50	09/01/2009	332,947
Minneapolis MN Special School District #1 Certificate Participation (Refunding Series B) (FGIC) (AAA/Aaa)			
640,000	4.30	02/01/2014	629,530
Minnesota State Housing & Finance Agency Revenue Bonds (Single Family Mortgage) Series D (AA+/Aa1)			
280,000	5.15	07/01/2003	286,194
Minnesota State Housing & Finance Agency Revenue Bonds Series D (AA+/Aa1)			
250,000	5.35	01/01/2005	260,737
Osseo MN Independent School District #279 GO Bonds (Refunding Series C) (NR/Aa1)			
770,000	4.10	02/01/2012	761,430
535,000	4.25	02/01/2013	530,870
			6,490,297

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Mississippi – 0.6%			
Mississippi Medical Center Educational Building Corp. Revenue Bonds (University of Mississippi Medical Center Project) (MBIA-IBC) (AAA/Aaa)			
$1,000,000	5.65%	12/01/2009	$ 1,095,960
Missouri – 6.2%			
Clay County MO Public School District #53 GO Bonds (Direct Deposit Program) Series B (FSA) (AAA/Aaa)			
450,000	5.00	03/01/2017	457,664
Howard Bend MO Levee District Special Tax Revenue Bonds (NR/NR)			
670,000	5.30	03/01/2008	707,352
600,000	5.65	03/01/2013	624,570
Missouri State Development Finance Board Infrastructure Facilities Revenue Bonds (Riverside-Quindaro-L-385 Project) (NR/NR)			
1,000,000	5.60	03/01/2016	989,490
Missouri State Health & Educational Facility Revenue Bonds (BJC Health Systems) Series A (NR/Aa3)			
500,000	6.75	05/15/2012	599,875
Missouri State Health & Educational Facility Revenue Bonds (Freeman Health Systems Project) (BBB+/NR)			
500,000	4.75	02/15/2005	515,075
Missouri State Health & Educational Facility Revenue Bonds (St. Anthony's Medical Center) (A/A2)			
1,220,000	6.25	12/01/2012	1,332,362
Missouri State Housing Development Commission Revenue Bonds (Multifamily Housing) Series II (FHA) (AA/NR)			
1,850,000	4.75	12/01/2010	1,881,228
Osage Beach MO Waterworks & Sewer System Revenue Bonds (NR/NR)			
195,000	4.85	12/01/2006	206,041
280,000	4.75	12/01/2011	282,985
225,000	5.50	12/01/2014	235,154
290,000	5.60	12/01/2015	302,415
St. Charles County MO Industrial Development Revenue Bonds (Housing Vanderbilt Apts) (A–/NR)			
1,400,000	5.00	02/01/2029	1,437,128
St. Peters MO GO Bonds (FGIC) (NR/Aaa)			
650,000	7.20	01/01/2008	765,921
290,000	7.20	01/01/2009	344,894
			10,682,154
Nevada – 0.1%			
Nevada Housing Division Single Family Revenue Bonds Series A-2 (AMT) (FHA) (AAA/Aaa)			
220,000	4.10	10/01/2004	223,940
New Mexico – 0.0%			
New Mexico Mortgage Finance Authority Revenue Bonds (Single Family Mortgage Program) Series A-3 (GNMA/FNMA/FHLMC) (AAA/NR)			
50,000	6.15	09/01/2017	50,818

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
New York – 3.4%			
New York City NY Transitional Finance Revenue Bonds Series B (AA+/Aa2)			
$ 500,000	6.00%	11/15/2013	$ 563,310
New York GO Bonds Series J (A/A2)			
3,230,000	5.25	08/01/2011	3,388,431
New York State Dorm Authority Revenue Bonds Series B (AA–/A3)			
540,000	5.00	05/15/2008	574,636
New York State Energy Research & Development Revenue Bonds Series A (A/Baa3)			
250,000	7.15	12/01/2020	256,610
New York State Urban Development Corp. Revenue Bonds (AA–/A3)			
1,000,000	6.25	01/01/2007	1,114,540
			5,897,527
North Carolina – 0.3%			
North Carolina Housing Finance Agency Revenue Bonds (Single Family) Series TT (AMT) (AA/Aa2)			
255,000	5.00	03/01/2007	262,132
270,000	5.00	09/01/2007	278,249
			540,381
North Dakota – 0.2%			
North Dakota State Municipal Bond Bank Revenue Bonds (State Revolving Funding Program) Series A (NR/Aaa)			
400,000	6.00	10/01/2020	431,728
Ohio – 1.7%			
Cleveland OH GO Bonds (MBIA) (AAA/Aaa)			
500,000	5.50	08/01/2008	550,325
Cuyahoga County OH GO Bonds (AA+/Aa1)			
165,000	5.55	12/01/2020	171,493
Ohio Housing Finance Agency Mortgage Revenue Bonds (Residential Mortgage Backed Securities) Series C (GNMA) (NR/Aaa)			
1,025,000	4.80	03/01/2010	1,030,914
Olentangy OH Local School District GO Bonds Series A (AA/Aa2)			
1,000,000	6.00	12/01/2008	1,106,390
			2,859,122
Oklahoma – 1.6%			
Tulsa County OK Public Facilities Authority Capital Improvement Revenue Bonds (AA/NR)			
2,530,000	6.20	11/01/2014	2,806,504
Oregon – 0.2%			
Oregon State Housing & Community Services Department Revenue Bonds Series D (NR/Aa2)			
395,000	5.55	07/01/2006	412,992

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Rhode Island – 0.7%			
Rhode Island Housing & Mortgage Finance Corp. Revenue Bonds (Homeownership Opportunity 26-B) (AMT) (AA+/A1)			
$ 450,000	4.90%	10/01/2008	$ 463,702
Rhode Island State Student Loan Revenue Bonds Series 3 (AMBAC) (NR/Aaa)			
180,000	5.70	12/01/2012	190,237
190,000	5.75	12/01/2013	199,967
205,000	5.80	12/01/2014	215,006
125,000	5.90	12/01/2015	131,164
			1,200,076
South Carolina – 0.3%			
York County School District #1 GO Bonds Series A (MBIA SCSDE) (AAA/Aaa)			
500,000	7.00	07/01/2003	528,175
South Dakota – 5.7%			
Hot Springs SD School District #023-2 GO Bonds (FSA) (AAA/Aaa)			
120,000	4.80	07/01/2009	125,463
South Dakota Housing Development Authority Revenue Bonds (AA–/A1)			
300,000	6.00	09/01/2003	315,354
South Dakota Housing Development Authority Revenue Bonds (AAA/Aa1)			
660,000	4.60	05/01/2005	679,707
300,000	4.65	05/01/2006	309,930
South Dakota Housing Development Authority Revenue Bonds (Homeowner Mortgage-E-1-RMKT-08/06/1998) (AAA/Aa1)			
600,000	4.50	05/01/2004	611,694
780,000	4.70	05/01/2006	799,679
250,000	5.15	05/01/2011	256,253
South Dakota Housing Development Authority Revenue Bonds (Homeownership Mortgage) Series D (AAA/Aa1)			
975,000	4.70	05/01/2006	1,001,413
1,600,000	4.60	05/01/2009	1,616,112
South Dakota Housing Development Authority Revenue Bonds (Homeownership Mortgage) Series F (Morgan Stanley Dean Witter GIC, Expire 05/01/2028) (AAA/Aa1)			
400,000	5.10	05/01/2006	414,748
South Dakota Housing Development Authority Revenue Bonds (Homeownership Mortgage) Series H (FHA/VA) (AAA/Aa1)			
1,000,000	5.50	05/01/2014	1,027,310
South Dakota Housing Development Authority Revenue Bonds (Multiple Purpose) Series A (FSA) (NR/Aaa)			
1,315,000	4.30	11/01/2010	1,302,087
South Dakota State Health & Educational Facilities Authority Revenue Bonds (Rapid City Regional Hospital) (MBIA) (AAA/Aaa)			
600,000	5.00	09/01/2008	637,008

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
South Dakota – (continued)			
South Dakota State Health & Educational Revenue Bonds (BBB+/NR)			
$ 250,000	7.25%	04/01/2022	$ 266,790
South Dakota State Health & Educational Revenue Bonds (MBIA) (AAA/Aaa)			
500,000	5.00	09/01/2004	525,990
			9,889,538
Tennessee – 1.2%			
Memphis TN Water Refunding Revenue Bonds (AAA/Aaa)			
1,000,000	6.00	01/01/2006	1,095,960
Nashville & Davidson County TN Metropolitan Government GO Bonds (AA/Aa2)			
1,000,000	5.55	05/15/2005	1,021,360
			2,117,320
Texas – 5.2%			
Bexar County TX GO Bonds (AA/Aa2)			
505,000	5.63	06/15/2012	549,692
Bexar County TX Limited Tax GO Bonds (AA/Aa2)			
635,000	5.63	06/15/2011	693,922
Collin County TX GO Bonds (AAA/Aaa)			
360,000	4.55	02/15/2015	354,830
1,000,000	5.00	02/15/2020	988,320
Eagle MTN & Saginaw TX Independent School District GO Bonds (Refunding Unlimited Tax-School Building) (PSF-GTD) (AAA/Aaa)			
1,000,000	5.00	08/15/2020	988,120
Katy TX Independent School District GO Bonds Series A (AAA/Aaa)			
540,000	4.75	02/15/2027	492,998
Keller TX Certificates Obligation (FGIC) (AAA/Aaa)			
535,000	5.25	08/15/2009	578,613
330,000	5.25	08/15/2010	356,648
North Harris Montgomery Community College District Revenue Bonds (FGIC) (AAA/Aaa)			
420,000	5.75	02/15/2018	444,788
San Antonio TX GO Bonds (AA+/Aa2)			
200,000	5.20	08/01/2002	201,712
San Antonio TX GO Bonds (General Improvement) (AA+/Aa2)			
10,000	6.00	02/01/2020	10,688
Tarrant County TX Refunding GO Bonds (AAA/Aaa)			
400,000	4.80	07/15/2006	412,956
Texas State GO Bonds Series A (AA/Aa1)			
200,000	5.65	10/01/2008	215,358
University of Texas University Revenue Bonds (Financing Systems) Series D (AAA/Aaa)			
1,500,000	5.13	08/15/2010	1,584,315
West University Place TX GO Bonds (Permanent Improvement) (FGIC) (AAA/Aaa)			
990,000	5.25	02/01/2013	1,041,995
			8,914,955

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Utah – 0.8%			
Intermountain Power Agency Revenue Bonds (Escrowed to Maturity) Series B (A+/A1)			
$ 635,000	5.25%	07/01/2006	$ 664,026
Intermountain Power Agency Revenue Bonds (Unrefunded Series B) (A+/A1)			
95,000	5.10	07/01/2003	98,016
365,000	5.25	07/01/2006	382,805
Intermountain Power Agency Revenue Bonds Series B (A+/A1)			
155,000	5.10	07/01/2003	160,374
			1,305,221
Virginia – 2.6%			
Metro. Washington DC Airports Authority Revenue Bonds (Refunding Series B) (AMT) (MBIA) (AAA/Aaa)			
500,000	5.25	10/01/2009	533,050
2,000,000	5.25	10/01/2012	2,092,000
Riverside VA Regional Jail Authority Revenue Bonds (Prerefunded) (MBIA) (AAA/Aaa)			
570,000	5.63	07/01/2007	617,390
Virginia State Housing Development Authority Revenue Bonds (Commonwealth Mortgage) Series B-Subseries B-1 (AA+/Aa1)			
150,000	5.70	07/01/2013	155,236
Virginia State Housing Development Authority Revenue Bonds (Commonwealth Mortgage) Series E-Subseries E-3 (AA+/Aa1)			
1,000,000	4.80	07/01/2009	1,029,860
			4,427,536
Washington – 4.6%			
King & Snohomish Counties WA School District #417 GO Bonds Northshore (AA–/Aa3)			
750,000	5.20	06/15/2008	790,800
Pierce County WA Sewer Improvements Revenue Bonds (AA–/A1)			
290,000	5.45	02/01/2008	294,553
Port Seattle WA GO Bonds Series B (AMT) (AA+/Aa1)			
1,890,000	6.00	12/01/2015	2,058,947
Seattle WA GO Bonds Series A (AAA/Aa1)			
650,000	5.30	08/01/2013	676,468
Spokane County WA School District #354 GO Bonds (A+/A2)			
120,000	5.20	12/01/2006	126,354
Washington Higher Educational Facility University of Puget Sound Revenue Bonds (A+/A1)			
500,000	5.00	10/01/2006	532,500
Washington State Certificates Participation (Convention & Trade Center) (MBIA) (AAA/Aaa)			
2,250,000	5.25	07/01/2014	2,347,988
Washington State Higher Education Facilities Authority Revenue Bonds (Refunding University of Puget Sound Project) (A+/A1)			
1,000,000	4.75	10/01/2008	1,047,770
			7,875,380

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
West Virginia – 0.9%			
West Virginia State Housing Development Fund Revenue Bonds (Housing Finance) Series A (AAA/Aaa)			
$ 900,000	4.90%	11/01/2014	$ 901,233
600,000	5.15	05/01/2016	599,406
			1,500,639
Wisconsin – 4.2%			
Eau Claire WI Area School District GO Bonds (NR/A1)			
1,000,000	5.90	04/01/2006	1,062,650
Grafton WI School District GO Bonds (MBIA) (NR/Aaa)			
550,000	5.75	04/01/2013	603,372
585,000	5.75	04/01/2014	636,825
615,000	5.75	04/01/2015	668,075
Hartland Lakeside WI Joint School District No 3 GO Bonds (FGIC) (NR/Aaa)			
1,210,000	5.00	04/01/2016	1,226,456
Milwaukee WI Metropolitan Sewer District GO Bonds Series A (AA+/Aa1)			
1,000,000	6.13	10/01/2003	1,054,070
Oshkosh WI Area School District GO Bonds (Refunding Series B) (NR/A1)			
1,200,000	4.80	03/01/2005	1,256,772
Wisconsin Housing & Economic Development Authority Housing Revenue Bonds Series B (AMT) (AMBAC) (AAA/Aaa)			
575,000	5.00	11/01/2004	606,550
Wisconsin State GO Bonds Series 3 (AA/Aa3)			
200,000	5.25	11/01/2002	203,460
			7,318,230
Wyoming – 2.5%			
Wyoming Community Development Authority Housing Revenue Bonds Series 2 (AMT) (AA/Aa2)			
685,000	4.75	12/01/2004	705,399
Wyoming Community Development Authority Housing Revenue Bonds Series 3 (AMT) (AA/Aa2)			
1,500,000	5.30	06/01/2018	1,493,505
Wyoming Community Development Authority Housing Revenue Bonds Series 5 (AA/Aa2)			
785,000	4.80	06/01/2009	805,818
Wyoming Community Development Authority Housing Revenue Bonds Series 7 (AA/Aa2)			
530,000	5.15	12/01/2010	552,737
660,000	5.20	12/01/2011	684,942
			4,242,401
TOTAL MUNICIPAL BOND OBLIGATIONS (Cost $143,783,644)			$149,692,142

Principal Amount	Interest Rate	Maturity Date	Value
Short-Term Obligations # – 9.2%			
Kansas – 0.6%			
Kansas State Department of Transportation Highway Revenue Bonds Series B-1 (AA+/Aa2)			
$1,000,000	1.65%	05/01/2002	$ 1,000,000
Missouri – 1.2%			
Independence MO Industrial Development Authority Revenue Bonds (Development Groves & Graceland) Series A (Dexia Credit LOC) (AA/NR)			
990,000	1.65	05/01/2002	990,000
Missouri State Health & Educational Facilities Revenue Bonds (St. Louis University) Series B (Bank of America NA SPA, Expire 07/01/2004) (AA–/A1)			
1,000,000	1.70	05/01/2002	1,000,000
			1,990,000
Nevada – 3.2%			
Clark County NV School District GO Bonds Series B (FSA) (Bayerische Landsbank, Expire 03/26/2006) (AAA/Aaa)			
3,900,000	1.57	05/01/2002	3,900,000
Reno NV Hospital Revenue Bonds (St. Mary's Regional Medical Center) Series B (MBIA) (First Union National Bank SPA, Expire 05/15/2004) (AAA/Aaa)			
1,700,000	1.65	05/01/2002	1,700,000
			5,600,000
North Dakota – 3.6%			
Grand Forks ND Health Care Facilities Revenue Bonds (The United Hospital Obligation Group) Series A (NR/Aa3)			
4,700,000	1.66	05/01/2002	4,700,000
Grand Forks ND Hospital Facilities Revenue Bonds (The United Hospital Obligation Group) (LaSalle National Bank LOC, Expire 04/01/2006) (NR/Aa3)			
1,500,000	1.66	05/01/2002	1,500,000
			6,200,000
Texas – 0.6%			
Lone Star TX Airport Improvement Authority Revenue Bonds (Multiple Mode-Dem) Series B-3 (NR/VMIG1)			
1,100,000	1.66	05/01/2002	1,100,000
TOTAL SHORT-TERM OBLIGATIONS # (Cost $15,890,000)			$ 15,890,000

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 4.7%			
State Street Bank & Trust Co.$^{\wedge}$			
$8,191,000	1.71%	05/01/2002	$ 8,191,000
TOTAL REPURCHASE AGREEMENT			
(Cost $8,191,000)			$ 8,191,000
TOTAL INVESTMENTS			
(Cost $167,864,644)			$173,773,142

\#   Variable security. Coupon rate disclosed is that which is in effect at April 30, 2002.

$\wedge$ Repurchase agreement was entered into on April 30, 2002 and the maturity value is $8,191,384.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:

AMBAC	—Insured by American Municipal Bond Assurance Corp.
AMT	—Alternative Minimum Tax
FGIC	—Insured by Financial Guaranty Insurance Co.
FHA	—Insured by Federal Housing Administration
FHLMC	—Insured by Federal Home Loan Mortgage Corp.
FNMA	—Insured by Federal National Mortgage Association
FSA	—Insured by Financial Security Assurance Co.
GIC	—Guaranty Insurance Co.
GNMA	—Insured by Government National Mortgage Association
GO	—General Obligation
IBC	—International Business Companies
LOC	—Letter of Credit
MBIA	—Insured by Municipal Bond Investors Assurance
NR	—Not Rated
PSF-GTD	—Permanent School Fund Guaranteed
Q-SBLF	—Qualified School Bond Loan Fund
SCSDE	—South Carolina School District Credit Enhancement Program
SPA	—Stand-by Purchase Agreement
VA	—Veterans Administration

Missouri Tax-Free Intermediate Bond Fund Overview

Dear Shareholder,

We are pleased to report on the performance of the Commerce Missouri Tax-Free Intermediate Bond Fund (the ''Fund'') for the six-month period ended April 30, 2002.

Performance Review

For the six months ended April 30, 2002, the Institutional Shares of the Fund had a total return of 1.02%, based on Net Asset Value (NAV) (assumes fee waivers and expense reductions). The Service Shares had a total return, without sales charge, of 0.89% for the same period based on NAV (assumes fee waivers and expense reductions). This compares to the Lipper Intermediate Municipal Debt Funds Index six-month return of 0.85%, the Lehman 3-15 Year Blend Index six-month return of 1.37%, and the Merrill Lynch Municipal Intermediate Index six-month return of 1.21%. Past performance is no guarantee of future results.

Portfolio Highlights

■ Over the last six months, bond market investors have gone back and forth over the magnitude of the U.S. economic recovery, creating big swings in interest rates on a month-to-month basis. This uncertainty is typical during economic inflection points as the financial markets attempt to adjust their long-term forecasts, which are based largely on increasingly conflicting near-term events. Municipal bond investors were able to lock in market yields approximately 30 basis points higher in April 2002 than they could six months ago. Despite the general consensus for better economic times ahead, credit spreads have widened as investors focus more on the state and local budgetary problems dominating news headlines. It is important to note that the surfacing credit issues in the municipal market are largely the result of the economic slowdown and not the lingering effects of the terrorist attacks that occurred on September 11, 2001. Even the hardest hit credits, such as commercial airports and issuers in New York, have for the most part maintained their credit rating. We feel this presents some great buying opportunities for the Fund, particularly in the tax-backed, or general obligation, sector.

■ Based on our outlook that the U.S. economy is likely to improve in 2002, thus putting upward pressure on bond yields, we took a slightly defensive posture to start the year. Changes include an increase in the Fund's cash balance and a reduction in lower coupon bonds, which tend to be more sensitive to movements in interest rates. Over the last six months, this has not had a material impact on the Fund's performance. In hopes of capturing increasingly higher bond yields, we anticipate re-investing the Fund's cash position incrementally throughout the next calendar quarter. Also, we will look to add higher yielding securities selectively in sectors such as housing and health care.

We thank you for your investment and look forward to your continued confidence.

Sincerely,

Fixed Income Funds Team
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)
May 15, 2002

Statement of Investments

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – 87.7%			
Michigan – 0.7%			
Michigan State Hospital Finance Authority Revenue Bonds Series A (AAA/Aaa)			
$ 500,000	5.50%	11/15/2010	$ 544,075
500,000	6.13	11/15/2026	523,120
			1,067,195
Missouri – 85.4%			
Belton MO Capital Improvement Sales Tax Revenue Bonds (MBIA) (NR/Aaa)			
200,000	5.00	03/01/2005	211,484
200,000	5.00	03/01/2006	213,384
Belton MO Certificates Participation Series B (MBIA) (NR/Aaa)			
500,000	4.60	03/01/2010	515,960
535,000	4.65	03/01/2011	550,087
Branson MO Reorganized School District Revenue Bonds (AAA/Aaa)			
300,000	5.50	03/01/2014	330,741
Cape Girardeau MO Certificate Participation (Airport Facilities Project) Series A (NR/NR)			
1,000,000	6.00	04/01/2017	1,005,410
Chesterfield MO GO Bonds (NR/Aa1)			
775,000	5.25	02/15/2013	806,473
Citizens Memorial Hospital District Revenue Bonds (Polk County Hospital) (Refunding Series B) (NR/Aaa)			
140,000	5.00	08/01/2007	150,739
145,000	5.00	08/01/2008	156,123
155,000	5.00	08/01/2009	166,890
160,000	5.00	08/01/2010	172,274
170,000	5.00	08/01/2011	183,041
180,000	5.00	08/01/2012	193,808
Clay County MO Public Building Authority Leasehold Revenue Bonds Series C (FSA) (AAA/NR)			
40,000	5.00	05/15/2009	42,477
Clay County MO Public School District #53 Direct Deposit Program GO Bonds (AA+/NR)			
875,000	5.60	03/01/2013	948,054
Clay County MO Public School District #53 Direct Deposit Program Series B (FSA) (AAA/Aaa)			
1,000,000	5.00	03/01/2018	1,009,210
Clay County MO Reorganized School District #R1 Kearney Direct Deposit Program GO Bonds (AA+/Aa1)			
740,000	5.00	03/01/2013	781,144
850,000	5.00	03/01/2014	890,987
900,000	5.00	03/01/2015	928,359
Clayton MO School District Direct Deposit Program GO Bonds (AA+/Aa2)			
1,000,000	4.90	03/01/2013	1,027,990
Columbia MO Certificate Participation (Stephens Lake Property) (AA–/NR)			
1,000,000	5.98	01/01/2007	1,078,240
Columbia MO Water & Electricity Revenue Bonds Series A (AA/A1)			
800,000	5.40	10/01/2002	812,088
550,000	4.70	10/01/2010	568,420

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Missouri – (continued)			
Fulton MO 54 Transportation Corp. Highway Revenue Bonds (AMBAC) (AAA/NR)			
$1,580,000	5.00%	09/01/2006	$ 1,698,658
Howard Bend MO Levee District Special Tax Revenue Bonds (NR/NR)			
635,000	5.25	03/01/2007	670,357
600,000	5.85	03/01/2019	614,694
Independence MO School District GO Bonds (NR/A3)			
500,000	6.45	03/01/2003	517,655
Independence MO School District GO Bonds (AA+/Aa1)			
1,230,000	5.25	03/01/2013	1,298,425
Independence MO School District Public Building Corp. Lease Revenue Bonds (Refunding & Improvement-Energy Conservation) (AMBAC) (NR/Aaa)			
890,000	5.00	03/01/2009	943,409
935,000	5.00	03/01/2010	984,115
1,050,000	5.00	03/01/2011	1,098,489
Jackson County MO Consolidated School District #2 (Refunding) (AMBAC) (AAA/Aaa)			
500,000	4.80	03/15/2004	519,750
1,000,000	5.00	03/15/2006	1,037,050
Jackson County MO Public Building Corp. Leasehold Revenue Bonds Series A (NR/Aa3)			
325,000	5.25	11/01/2014	341,968
340,000	5.35	11/01/2015	357,490
Jackson County MO School District #7 Lee's Summit GO Bonds (NR/Aa3)			
1,000,000	5.65	03/01/2009	1,026,190
Jefferson County MO Consolidated Public Water Supply District # C-1 (AMBAC) (NR/Aaa)			
1,000,000	5.25	12/01/2015	1,060,810
Jefferson County MO Consolidated School District #006 Direct Deposit Program (MBIA) (AAA/Aaa)			
1,000,000	5.00	03/01/2018	1,009,210
2,000,000	5.00	03/01/2019	2,006,020
1,190,000	5.13	03/01/2021	1,196,759
Johnson County MO Hospital Revenue Bonds (Western MO KED Center Project) (AA/NR)			
330,000	5.35	06/01/2009	352,182
425,000	5.70	06/01/2013	452,689
380,000	5.75	06/01/2014	400,539
400,000	5.80	06/01/2015	419,140
Kansas City MO GO Bonds (Refunding Series A) (AA/Aa3)			
500,000	5.25	09/01/2011	532,120
Kansas City MO GO Bonds (Streetlight Project) Series A (AA/Aa3)			
1,000,000	5.38	02/01/2004	1,049,440
Kansas City MO Water Revenue Bonds Series A (AA/Aa3)			
1,640,000	5.75	12/01/2017	1,762,738
1,735,000	5.80	12/01/2018	1,863,320
Kansas City MO Water Revenue Bonds Series C (FGIC) (AAA/Aaa)			
1,035,000	5.00	12/01/2019	1,033,696
Lebanon MO Reorganized School District #R-3 Direct Deposit Program GO Bonds (AA+/NR)			
270,000	5.45	03/01/2014	287,296

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Missouri – (continued)			
Lee's Summit MO Certificates Participation (Park Project) (NR/Aa3)			
$ 500,000	4.00%	07/01/2006	$ 510,555
Lee's Summit MO Water & Sewer Revenue Bonds (Refunding) (AMBAC) (NR/Aaa)			
1,335,000	5.25	07/01/2011	1,451,198
500,000	5.25	07/01/2012	539,555
1,135,000	5.25	07/01/2015	1,196,517
Little Blue Valley MO Sewer District Revenue Bonds (AAA/Aaa)			
1,000,000	5.70	10/01/2002	1,016,550
Missouri 210 Highway Transportation Development District Revenue Bonds Series A (Firstar Bank NA LOC, Expire 08/15/02) (A+/Aa3)			
2,125,000	4.80	07/15/2006	2,221,772
Missouri Higher Education Student Loan Revenue Bonds Series EE (NR/Aaa)			
500,000	4.50	02/15/2010	501,925
Missouri Higher Education Student Loan Revenue Bonds Series RR (NR/A2)			
1,500,000	5.85	07/15/2010	1,604,565
Missouri State Certificate Participation (AAA/Aaa)			
500,000	5.13	06/01/2017	510,235
Missouri State Certificate Participation (Bonne Terre Prison Project) Series A (AMBAC) (AAA/Aaa)			
400,000	5.05	06/01/2016	408,572
Missouri State Development Finance Board Infrastructure Facilities (Eastland Centre PJ-A) (A+/NR)			
700,000	5.75	04/01/2012	742,910
Missouri State Development Finance Board Infrastructure Facilities (Hartman Heritage Centre PJ-A) (AMBAC) (NR/Aaa)			
1,430,000	5.55	04/01/2012	1,544,700
Missouri State Development Finance Board Infrastructure Facilities Riverside Quindaro L-385 Project (NR/NR)			
630,000	5.20	03/01/2011	627,751
1,035,000	5.30	03/01/2012	1,031,005
680,000	5.60	03/01/2016	672,853
Missouri State Environmental Improvement & Energy Resources Authority Pollution Control Revenue Bonds (Elec Coop Thomas Hill) (AA/A1)			
250,000	5.50	12/01/2004	266,282
1,500,000	5.50	12/01/2006	1,629,810
Missouri State Environmental Improvement & Energy Resources Authority Pollution Control Revenue Bonds (Tri-County Water Authority Project) (AA/NR)			
445,000	5.60	04/01/2011	484,801
1,500,000	6.00	04/01/2022	1,562,655
Missouri State Environmental Improvement & Energy Resources Authority Pollution Control Revenue Bonds Series A (NR/Aaa)			
150,000	5.25	07/01/2002	150,880

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Missouri – (continued)			
Missouri State Environmental Improvement & Energy Resources Authority Water Facilities Refunding (Tri-County Water Authority Project) (AA/NR)			
$ 425,000	5.50%	04/01/2009	$ 456,773
500,000	5.55	04/01/2010	534,540
280,000	5.75	04/01/2019	288,994
Missouri State Environmental Improvement & Energy Resources Authority Water Pollution Control Revenue Bonds Series A (State Revolving Funds Program) (NR/Aaa)			
1,020,000	4.90	07/01/2004	1,068,358
630,000	5.13	07/01/2011	674,371
1,700,000	5.20	07/01/2012	1,816,331
Missouri State Environmental Improvement & Energy Resources Authority Water Pollution Control Revenue Bonds Series B (State Revolving Funds Program) (NR/Aaa)			
1,790,000	5.25	01/01/2011	1,922,496
Missouri State Environmental Improvement & Energy Resources Authority Water Pollution Control Revenue Bonds Series D (State Revolving Funds Program) (NR/Aaa)			
340,000	5.13	01/01/2010	361,753
Missouri State Environmental Improvement & Energy Resources Authority Water Pollution Control Revenue Bonds Series E (State Revolving Funds Program) (NR/Aaa)			
735,000	5.75	01/01/2009	815,865
Missouri State GO Bonds (Fourth State Building) Series A (AAA/Aaa)			
1,000,000	6.00	08/01/2005	1,095,930
Missouri State Health & Educational Facility Revenue Bonds (Barnes-Jewish, Inc.) (AA/Aa3)			
150,000	6.00	05/15/2011	166,665
Missouri State Health & Educational Facility Revenue Bonds (Barnes-Jewish, Inc.) Series A (AMBAC-TCRS) (AAA/Aaa)			
135,000	5.15	05/15/2010	144,808
Missouri State Health & Educational Facility Revenue Bonds (BJC Health Systems) Series A (NR/Aa3)			
2,000,000	6.75	05/15/2012	2,399,500
Missouri State Health & Educational Facility Revenue Bonds (Central Institute for the Deaf) (AA/NR)			
1,000,000	5.85	01/01/2022	1,032,910
Missouri State Health & Educational Facility Revenue Bonds (Children's Mercy Hosp.) (A+/NR)			
280,000	5.00	05/15/2012	284,813
750,000	5.25	05/15/2018	740,393
Missouri State Health & Educational Facility Revenue Bonds (Freeman Health Systems Project) (BBB+/NR)			
515,000	4.70	02/15/2004	526,557
500,000	4.75	02/15/2005	515,075
Missouri State Health & Educational Facility Revenue Bonds (Maryville University of St. Louis PJ) (NR/Baa2)			
350,000	6.50	06/15/2022	361,085
Missouri State Health & Educational Facility Revenue Bonds (St. Anthony's Medical Center) (A/A2)			
300,000	5.75	12/01/2002	305,778
750,000	6.25	12/01/2008	826,223
1,050,000	6.25	12/01/2011	1,156,732
700,000	6.25	12/01/2012	764,470

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Missouri – (continued)			
Missouri State Health & Educational Facility Revenue Bonds (St. Luke's Episcopal-Presbyterian Hospital) (FSA) (AAA/Aaa)			
$1,650,000	4.75%	12/01/2010	$ 1,729,282
Missouri State Health & Educational Facility Revenue Bonds (The Barstow School) (NR/NR)			
405,000	4.75	10/01/2010	407,875
Missouri State Health & Educational Facility Revenue Bonds (The Washington University Refunding Series A) (NR/Aa1)			
1,750,000	4.75	08/15/2005	1,848,945
Missouri State Health & Educational Facility Revenue Bonds (St. Louis University) (AA–/A1)			
1,200,000	5.25	10/01/2010	1,277,064
Missouri State Health & Educational Facility Revenue Bonds (St. Louis University) (AAA/Aaa)			
1,000,000	5.00	10/01/2010	1,051,400
Missouri State Highways & Transportation Commission Redevelopment Revenue Bonds (Refunding Series A) (AA/Aa2)			
450,000	5.00	02/01/2015	463,136
Missouri State Highways & Transportation Commission Redevelopment Revenue Bonds Series A (AA/Aa2)			
875,000	5.50	02/01/2009	956,725
Missouri State Housing Development Community Mortgage Revenue Bonds (AMT-Singlefam-Homeowner Loan A-1) (GNMA/FNMA) (AAA/NR)			
620,000	5.80	09/01/2011	649,295
535,000	5.90	09/01/2012	558,861
620,000	6.00	09/01/2013	650,238
Missouri State Housing Development Community Mortgage Revenue Bonds (AMT-Singlefam-Homeowner Loan A-2) (GNMA/FNMA) (AAA/NR)			
275,000	5.40	03/01/2006	286,737
220,000	5.50	03/01/2007	229,728
Missouri State Housing Development Community Mortgage Revenue Bonds (AMT-Singlefam-Homeowner Loan B-2) (GNMA/FNMA) (AAA/NR)			
305,000	4.55	03/01/2004	311,316
325,000	4.75	03/01/2007	333,434
310,000	5.20	03/01/2008	321,963
Missouri State Housing Development Community Mortgage Revenue Bonds (AMT-Singlefam-Homeowner Series C-2) (GNMA/FNMA) (AAA/NR)			
295,000	4.90	09/01/2007	304,608
295,000	5.00	03/01/2008	305,375
Missouri State Housing Development Community Mortgage Revenue Bonds (AMT-Singlefam-Homeowner Series E-1) (GNMA/FNMA) (AAA/NR)			
440,000	5.00	03/01/2012	451,365
435,000	5.00	09/01/2012	446,236
Missouri State Housing Development Community Mortgage Revenue Bonds (Multifamily Housing) Series II (FHA) (AA/NR)			
1,000,000	4.50	12/01/2008	1,018,780
1,250,000	4.65	12/01/2009	1,269,913

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Missouri – (continued)			
Missouri State Housing Development Community Mortgage Revenue Bonds (Single Family Homeownership-B) (GNMA/FNMA) (AAA/NR)#			
$ 75,000	5.50%	03/01/2006	$ 78,437
Missouri State Housing Development Community Mortgage Revenue Bonds Series C-2 (GNMA/FNMA) (AAA/NR)			
160,000	4.90	03/01/2007	164,486
Missouri State Regional Convention & Sports Complex Authority Revenue Bonds (AA+/Aa3)			
640,000	4.75	08/15/2004	670,534
500,000	5.20	08/15/2007	524,780
Missouri State Water Pollution Control GO Bonds Series A (AAA/Aaa)			
475,000	7.00	06/01/2010	575,073
Monarch-Chesterfield MO Levee District Revenue Bonds (MBIA) (AAA/Aaa)			
1,000,000	5.45	03/01/2014	1,073,790
New Liberty Hospital District Revenue Bonds (MBIA) (NR/Aaa)			
375,000	4.25	12/01/2002	380,145
295,000	4.30	12/01/2003	304,782
515,000	5.00	12/01/2010	542,079
1,180,000	5.13	12/01/2012	1,235,224
North Kansas City MO School District Direct Deposit Program GO Bonds (AA+/Aa1)			
355,000	5.05	03/01/2011	372,118
O'Fallon MO Certificate Participation (AMBAC) (AAA/Aaa)#			
1,000,000	5.75	12/01/2004	1,081,930
Osage Beach MO Waterworks and Sewer System Revenue Bonds (NR/NR)			
220,000	4.75	12/01/2011	222,345
505,000	4.85	12/01/2012	509,793
250,000	5.30	12/01/2012	262,280
575,000	4.95	12/01/2013	581,411
190,000	5.65	12/01/2016	197,313
OTC Public Building Corp. MO Leasehold Revenue Bonds (Refunding & Improvement-Ozarks College Project) (FSA) (AAA/Aaa)			
600,000	4.80	03/01/2015	608,154
740,000	4.90	03/01/2016	747,348
Poplar Bluff MO GO Bonds (AMBAC) (AAA/NR)			
275,000	5.30	08/01/2014	291,354
220,000	5.35	08/01/2015	232,435
Richmond Heights MO CTFS Partnership Capital Improvement Projects Series A Certificate Participation (MBIA) (AAA/Aaa)			
540,000	4.60	08/15/2005	569,052
575,000	4.70	02/15/2006	606,947
430,000	4.70	08/15/2006	456,845
Ritenour MO Consolidated School District Refunding Series A (FGIC) (AAA/Aaa)			
985,000	5.75	02/01/2006	1,008,788
950,000	9.50	02/01/2008	1,225,291
Scott County MO Public Facilities Authority Leasehold Revenue Bonds (AMBAC) (NR/Aaa)			
500,000	4.85	12/01/2008	530,535

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Missouri – (continued)			
Springfield MO School District #12 Revenue Bonds Series B (FGIC) (AAA/Aaa)			
$ 620,000	9.50%	03/01/2007	$ 779,160
Springfield MO School District #R12 GO Bonds (Refunding Direct Deposit Program) Series A (AA+/NR)			
775,000	4.75	03/01/2004	805,520
500,000	4.65	03/01/2006	526,275
Springfield MO Waterworks Revenue Bonds Series A (AA–/Aa2)			
500,000	5.38	05/01/2014	516,500
St. Charles County MO Community College GO Bonds (FGIC) (NR/Aaa)			
1,000,000	5.00	02/15/2014	1,028,730
890,000	5.00	02/15/2016	903,768
St. Charles County MO Francis Howell School District GO Bonds (State Aid Direct Deposit) (AA+/A3)			
1,135,000	5.10	03/01/2011	1,181,160
St. Charles County MO Industrial Development Revenue Bonds (Housing Vanderbilt Apts) (A–/NR)			
1,050,000	5.00	02/01/2029	1,077,846
St. Charles MO Public Facilities Authority Leasehold Revenue Bonds (MBIA) (NR/Aaa)			
1,000,000	4.80	02/01/2007	1,060,820
St. Louis County MO Certificate Partnership (AA+/Aa2)			
300,000	4.40	05/15/2011	303,618
St. Louis County MO GO Bonds (Crossover Refunded Series A) (AAA/NR)			
725,000	5.00	02/01/2005	738,637
395,000	5.10	02/01/2006	402,719
St. Louis County MO GO Bonds (Unrefunded Series A) (AAA/Aaa)			
105,000	5.10	02/01/2006	106,661
St. Louis County MO GO Bonds Series B (NR/Aaa)			
200,000	5.25	02/01/2007	204,128
St. Louis County MO Industrial Development Authority Revenue Bonds (Eden Theological Seminary Project) (NR/NR)			
355,000	5.45	10/15/2014	354,989
500,000	5.50	10/15/2018	496,245
St. Louis County MO Mortgage Revenue Bonds (Certificates Receipts-GNMA Collateral) Series F (AAA/NR)			
500,000	5.20	07/01/2007	538,815
St. Louis County MO Regional Convention & Sports Complex Authority Revenue Bonds Series C (AAA/Aaa)			
530,000	7.90	08/15/2021	569,469
St. Louis County MO School District #2 Direct Deposit Program GO Bonds Parkway (AA+/NR)			
440,000	6.50	03/01/2008	503,281
St. Louis County MO School District #R7 GO Bonds Kirkwood (NR/Aa2)			
500,000	5.35	02/15/2008	513,570
350,000	5.38	02/15/2010	359,429
St. Louis County MO School District #R8 Direct Deposit Program GO Bonds (Refunding) Lindbergh (NR/Aa2)			
725,000	4.95	02/15/2015	737,340

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Missouri – (continued)			
St. Louis County MO School District GO Bonds Lindbergh (NR/Aa2)			
$ 715,000	6.60%	02/15/2003	$ 740,862
595,000	5.30	02/15/2009	633,550
200,000	5.40	02/15/2010	213,212
St. Louis MO Airport Revenue Bonds (Lambert St. Louis International) Series B AMT (FGIC) (AAA/Aaa)			
1,395,000	6.00	07/01/2009	1,546,092
St. Louis MO Board of Education GO Bonds Series B (FGIC State Aid Direct Deposit) (AAA/Aaa)			
1,500,000	5.50	04/01/2010	1,647,135
St. Louis MO GO Bonds (Public Safety) (FGIC) (AAA/Aaa)			
3,000,000	5.13	02/15/2012	3,172,380
St. Peters MO GO Bonds (NR/Aaa)			
1,330,000	7.20	01/01/2009	1,581,756
St. Peters MO GO Bonds (FGIC) (NR/Aaa)			
995,000	7.20	01/01/2008	1,172,448
Sullivan MO Consolidated School District #2 Direct Deposit Program GO Bonds Franklin County (AA+/NR)			
800,000	6.05	03/01/2020	910,968
Troy MO Reorganized School District #3 Lincoln County (Direct Deposit Program) (AA+/NR)			
1,000,000	5.00	03/01/2017	1,012,330
University of Missouri Development Foundation Power Leasehold Revenue Bonds (AAA/NR)			
500,000	5.75	05/01/2013	528,740
University of Missouri Systems Facilities Revenue Bonds (Refunding & Improvement) (AA+/Aa2)			
1,000,000	5.00	11/01/2006	1,038,880
Washington MO School District Direct Deposit GO Bonds (Refunding)(FSA) (AAA/Aaa)			
1,000,000	5.25	03/01/2013	1,079,690
			133,125,371
Puerto Rico – 1.6%			
Puerto Rico Municipal Finance Agency (Refunding Series B) (AAA/Aaa)			
2,455,000	5.50	08/01/2018	2,602,619
TOTAL MUNICIPAL BOND OBLIGATIONS (Cost $131,358,410)			$136,795,185
Short-Term Obligations # – 8.9%			
Missouri – 8.9%			
Independence MO Industrial Development Authority Revenue Bonds (Development Groves & Graceland) Series A (Dexia Credit LOC) (AA/NR)			
$ 475,000	1.65%	05/01/2002	$ 475,000
Kansas City MO Industrial Development Authority (Ewing Marion Kaufman Foundation) (AAA/NR)			
3,900,000	1.65	05/01/2002	3,900,000
Missouri State Health & Educational Facility Revenue (The Washington University Series D)(JP Morgan Chase Bank SPA) (AA+/Aa1)			
2,000,000	1.70	05/01/2002	2,000,000

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Short-Term Obligations # – (continued)			
Missouri – (continued)			
Missouri State Health & Educational Facility Revenue Bonds (St. Francis Medical Center) Series A (Dexia Credit LOC) (AA/NR)			
$3,000,000	1.65%	05/01/2002	$ 3,000,000
Missouri State Health & Educational Facility Revenue Bonds (St. Louis University) (FGIC) (Bank of America NA SPA) (AAA/Aaa)			
500,000	1.70	05/01/2002	500,000
Missouri State Health & Educational Facility Revenue Bonds (St. Louis University) Series A (Bank of America NA SPA) (AA–/VMIG1)			
1,980,000	1.70	05/01/2002	1,980,000
Missouri State Health & Educational Facility Revenue Bonds (St. Louis University) Series B (Bank of America NA SPA) (AA–/VMIG1)			
2,000,000	1.70	05/01/2002	2,000,000
TOTAL SHORT-TERM OBLIGATIONS# (Cost $13,855,000)			$ 13,855,000
Repurchase Agreement – 3.4%			
State Street Bank & Trust Co.^			
$5,299,000	1.71%	05/01/2002	$ 5,299,000
TOTAL REPURCHASE AGREEMENT (Cost $5,299,000)			$ 5,299,000
TOTAL INVESTMENTS (Cost $150,512,410)			$155,949,185

Variable security. Coupon rate disclosed is that which is in effect at April 30, 2002.

^ Repurchase agreement was entered into on April 30, 2002 and the maturity value is $5,299,248.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:

AMBAC—Insured by American Municipal Bond Assurance Corp.
AMT —Alternative Minimum Tax
CTFS —Certificates
FGIC —Insured by Financial Guaranty Insurance Co.
FHA —Insured by Federal Housing Administration
FNMA —Insured by Federal National Mortgage Association
FSA —Insured by Financial Security Assurance Co.
GNMA —Insured by Government National Mortgage Association
GO —General Obligation
LOC —Letter of Credit
MBIA —Insured by Municipal Bond Investors Assurance
NR —Not Rated
SPA —Stand-by-Purchase Agreement
TCRS —Transferable Custodial Receipts

Kansas Tax-Free Intermediate Bond Fund Overview

Dear Shareholder:

We are pleased to report on the performance of the Commerce Kansas Tax-Free Intermediate Bond Fund (the ''Fund'') for the six-month period ended April 30, 2002.

Performance Review

For the six months ended April 30, 2002, the Institutional Shares of the Fund had a total return of 0.96%, based on Net Asset Value (NAV) (assumes fee waivers and expense reductions). The Service Shares had a total return, without sales charge, of 0.83% for the same period based on NAV (assumes fee waivers and expense reductions). This compares to the Lipper Intermediate Municipal Debt Funds Index six-month return of 0.85%, the Lehman 3-15 Year Blend Index six-month return of 1.37%, and the Merrill Lynch Municipal Intermediate Index six-month return of 1.21%. Past performance is no guarantee of future results.

Portfolio Highlights

■ Over the last six months, bond market investors have gone back and forth over the magnitude of the U.S. economic recovery, creating big swings in interest rates on a month-to-month basis. This uncertainty is typical during economic inflection points as the financial markets attempt to adjust their long-term forecasts, which are based largely on increasingly conflicting near-term events. Municipal bond investors were able to lock in market yields approximately 30 basis points higher in April 2002 than they could six months ago. Despite the general consensus for better economic times ahead, credit spreads have widened as investors focus more on the state and local budgetary problems dominating news headlines. It is important to note that the surfacing credit issues in the municipal market are largely the result of the economic slowdown and not the lingering effects of the terrorist attacks that occurred on September 11, 2001. Even the hardest hit credits, such as commercial airports and issuers in New York, have for the most part maintained their credit rating. We feel this presents some great buying opportunities for the Fund, particularly in the tax-backed, or general obligation, sector.

■ Based on our outlook that the U.S. economy is likely to improve in 2002, thus putting upward pressure on bond yields, we took a slightly defensive posture to start the year. Changes include an increase in the Fund's cash balance and a reduction in lower coupon bonds, which tend to be more sensitive to movements in interest rates. Over the last six months, this has not had a material impact on the Fund's performance. In hopes of capturing increasingly higher bond yields, we anticipate re-investing the Fund's cash position incrementally throughout the next calendar quarter. Also, we will look to add higher yielding securities selectively in sectors such as housing and health care.

We thank you for your investment and look forward to your continued confidence.

Sincerely,

Fixed Income Funds Team
Commerce Investment Advisors, Inc.
(a subsidiary of Commerce Bank, N.A.)
May 15, 2002

Statement of Investments

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – 88.5%			
Kansas – 85.7%			
Atchison County KS Unified School District #409 GO Bonds (FSA) (AAA/Aaa)			
$ 250,000	5.30%	09/01/2007	$ 265,900
Crawford County KS Unified School District GO Bonds (FSA) (NR/Aaa)			
545,000	4.60	09/01/2013	552,755
Derby KS GO Bonds (Refunding Series B) (AMBAC) (NR/Aaa)			
440,000	5.00	12/01/2013	461,490
460,000	5.00	12/01/2014	479,904
Derby KS GO Bonds Series A (AMBAC) (NR/Aaa)			
310,000	4.90	12/01/2014	320,527
Derby KS Water Systems Revenue Bonds (Refunding & Improvement Series 2) (AMBAC) (AAA/Aaa)			
500,000	5.60	10/01/2019	524,355
Dodge KS Unified School District #443 GO Bonds (FSA) (AAA/Aaa)			
210,000	7.00	09/01/2004	231,180
535,000	7.00	09/01/2006	616,058
Douglas County KS Unified School District #497 GO Bonds Series A (NR/Aa3)			
400,000	5.00	09/01/2006	428,864
400,000	5.90	09/01/2007	417,904
Harvey County KS School District #373 GO Bonds (Refunding & Improvement) (FSA) (AAA/Aaa)			
495,000	5.00	09/01/2015	519,577
Johnson County KS Community College Revenue Bonds (Student Commons & Parking) (MBIA) (AAA/Aaa)			
410,000	4.35	11/15/2007	426,552
Johnson County KS Unified School District #229 GO Bonds (Refunding Series A) (FGIC) (AAA/Aaa)			
500,000	5.10	10/01/2002	507,070
Johnson County KS Unified School District #229 GO Bonds Series A (AA/Aa1)			
480,000	4.50	10/01/2004	502,435
Johnson County KS Unified School District #231 GO Bonds (Refunding & Improvement Series A) (FSA) (AAA/Aaa)			
415,000	4.50	10/01/2012	421,690
Johnson County KS Unified School District #233 GO Bonds (Refunding Series A) (FGIC) (AAA/Aaa)			
250,000	4.25	09/01/2003	257,163
Johnson County KS Unified School District #233 GO Bonds (Refunding Series B) (FGIC) (AAA/Aaa)			
500,000	5.50	09/01/2017	540,465
Johnson County KS Unified School District #512 GO Bonds (Shawnee Mission) Series A (NR/Aa1)			
325,000	6.00	10/01/2007	365,066
400,000	4.40	10/01/2012	403,100
Johnson County KS Water District #1 Revenue Bonds (AAA/Aa1)			
735,000	5.00	12/01/2010	784,598
Johnson County KS Water District #1 Revenue Bonds (Refunding) (AAA/Aa1)			
545,000	4.60	12/01/2009	569,078

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Kansas – (continued)			
Kansas Independent College Finance Authority Revenue Bonds (Benedictine College Project) (NR/NR)			
$ 645,000	6.50%	10/01/2015	$ 662,363
Kansas State Department of Transportation Highway Revenue Bonds (AA+/Aa2)			
760,000	6.13	09/01/2009	865,792
800,000	5.25	09/01/2019	813,560
Kansas State Department of Transportation Highway Revenue Bonds Series A (AA+/Aa2)			
340,000	5.00	09/01/2014	351,679
Kansas State Development Finance Authority Leasing Revenue Bonds (State Capitol Project V-I-A) (FSA) (AAA/Aaa)			
500,000	5.00	10/01/2011	529,535
Kansas State Development Finance Authority Revenue Bonds (Athletic Facilities) Series R (A–/NR)			
500,000	5.00	07/01/2014	510,325
Kansas State Development Finance Authority Revenue Bonds (Board of Regents Rehab) Series G-2 (AMBAC) (AAA/Aaa)			
1,000,000	5.50	10/01/2007	1,095,720
Kansas State Development Finance Authority Revenue Bonds (El Dorado Department of Corrections Refunding Project A1) (MBIA) (AAA/Aaa)			
400,000	5.00	02/01/2012	417,752
Kansas State Development Finance Authority Revenue Bonds (El Dorado Department of Corrections Refunding Project A1) (MBIA) (NR/Aaa)			
200,000	5.00	08/01/2010	211,814
Kansas State Development Finance Authority Revenue Bonds (Energy Conservation, State Building Projects) Series J (AA/A2)			
300,000	4.95	04/01/2004	312,882
Kansas State Development Finance Authority Revenue Bonds (Juvenile Justice Authority) Series D (MBIA) (AAA/NR)			
400,000	5.00	05/01/2012	421,312
Kansas State Development Finance Authority Revenue Bonds (Limited Tax Impact Program) Series V (AA/A2)			
1,065,000	5.00	06/01/2006	1,130,178
Kansas State Development Finance Authority Revenue Bonds (Public Water Supply Loan-2) (MBIA-IBC) (AAA/Aaa)			
575,000	5.25	04/01/2010	610,926
Kansas State Development Finance Authority Revenue Bonds (Public Water Supply Revolving Loan-2) (NR/Aa3)			
990,000	5.25	04/01/2013	1,033,867
600,000	5.00	04/01/2016	607,626
Kansas State Development Finance Authority Revenue Bonds (Public Water Supply Revolving Loan-2) (AMBAC) (AAA/Aaa)			
705,000	5.50	04/01/2014	759,088
Kansas State Development Finance Authority Revenue Bonds (Public Water Supply Revolving Loan-2) (AMBAC) (NR/Aaa)			
500,000	4.25	04/01/2003	510,330
Kansas State Development Finance Authority Revenue Bonds (Skill Program) Series K-1 (AA/A2)			
500,000	4.65	12/01/2005	525,695

Statement of Investments (continued)

April 30, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Kansas – (continued)			
Kansas State Development Finance Authority Revenue Bonds (State Projects Series W) (MBIA) (AAA/Aaa)			
$ 320,000	4.00%	10/01/2011	$ 316,035
Kansas State Development Finance Authority Revenue Bonds (Water Pollution Control Revolving Fund II) (MBIA) (AA+/Aa1)			
1,100,000	6.00	11/01/2015	1,257,971
Kansas State Development Finance Authority Revenue Bonds (Water Pollution Control Revolving Loan II) (AA+/Aa1)			
500,000	5.50	11/01/2004	532,040
500,000	5.25	05/01/2007	539,775
500,000	5.40	05/01/2012	545,340
Kansas State Development Financial Authority Revenue Bonds (Water Pollution Control Revolving Fund I) (AA+/Aa1)			
955,000	5.00	11/01/2009	1,021,420
Lawrence KS Hospital Revenue Bonds (Lawrence Memorial Hospital) (AA/Baa1)			
350,000	5.75	07/01/2014	370,577
Leavenworth County KS GO Bonds Series A (AMBAC) (AAA/NR)			
500,000	5.00	12/01/2005	529,760
Leawood KS GO Bonds Series A (NR/Aa1)			
385,000	4.00	09/01/2008	391,449
Mc Pherson KS GO Bonds (Refunding & Improvement Series 125) (AMBAC) (AAA/Aaa)			
790,000	5.00	08/01/2008	845,837
Merriam KS GO Bonds (Refunding Internal Improvement Series C) (FGIC) (NR/Aaa)			
785,000	4.10	10/01/2007	802,788
Newton KS GO Bonds (Refunding & Improvement) (MBIA) (NR/Aaa)			
335,000	4.00	09/01/2009	336,253
305,000	4.20	09/01/2011	305,921
Olathe KS Educational Facilities Revenue Bonds (Kansas Independent Series C) (NR/NR)			
500,000	5.40	10/01/2013	503,200
Osage City KS Electric Utility Systems Revenue Bonds (Refunding & Improvement) (NR/NR)			
1,000,000	6.15	12/01/2020	1,052,430
Pratt KS Electric Utility Systems Revenue Bonds Series 2001-1 (AMBAC) (AAA/Aaa)			
725,000	4.85	05/01/2013	748,265
Riley County KS GO Bonds (Refunding Series A) (AMBAC) (AAA/Aaa)			
645,000	4.20	09/01/2004	669,478
470,000	4.50	09/01/2009	482,516
Saline County KS Unified School District #305 GO Bonds (Refunding & Improvement) (FSA) (NR/Aaa)			
300,000	5.50	09/01/2016	322,155
Sedgwick & Shawnee County KS Single Family Revenue Bonds (Mortgage Backed Securities Program Series A-1) (AMT) (GNMA) (NR/Aaa)			
440,000	5.00	06/01/2013	441,118

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Kansas – (continued)			
Sedgwick & Shawnee County KS Single Family Revenue Bonds (Mortgage Backed Securities Program Series A-2) (AMT) (GNMA) (NR/Aaa)			
$1,155,000	5.80%	06/01/2017	$ 1,183,066
Sedgwick County KS GO Bonds Series A (AA+/Aa1)			
1,000,000	5.50	08/01/2004	1,065,270
455,000	4.15	08/01/2010	459,732
560,000	4.85	08/01/2018	556,847
Sedgwick County KS Public Building Revenue Bonds (Exploration Place Project) Series A (AA+/Aa1)			
300,000	6.00	08/01/2004	322,560
Sedgwick County KS Unified School District #261 GO Bonds (FSA) (AAA/NR)			
490,000	6.75	11/01/2005	551,221
Sedgwick County KS Unified School District #265 GO Bonds (FGIC) (NR/Aaa)			
500,000	5.50	10/01/2009	549,690
Sedgwick County KS Unified School District #265 GO Bonds (FSA) (AAA/Aaa)			
250,000	5.75	10/01/2008	269,073
Sedgwick County KS Unified School District #267 GO Bonds (Refunding & School Improvement) (AMBAC) (AAA/Aaa)			
1,000,000	5.25	11/01/2011	1,084,780
Seward County KS GO Bonds (Refunding Series A) (AMBAC)(AAA/Aaa)			
725,000	4.00	08/01/2010	722,441
Seward County KS Unified School District #480 GO Bonds (FSA) (NR/Aaa)			
100,000	6.25	09/01/2005	110,349
Shawnee County KS GO Bonds (Refunding & Improvement Series A) (NR/A1)			
500,000	4.25	09/01/2004	519,420
490,000	5.00	09/01/2008	523,908
250,000	5.25	09/01/2009	271,318
520,000	4.90	09/01/2013	535,350
Shawnee County KS GO Bonds (Refunding Series C) (FSA-CR) (AAA/Aaa)			
500,000	5.40	09/01/2002	506,120
Shawnee County KS School District #437 GO Bonds (AMBAC) (AAA/Aaa)			
500,000	5.00	09/01/2004	527,965
250,000	5.20	09/01/2007	265,338
Shawnee County KS Unified School District #501 GO Bonds (NR/Aa3)			
500,000	5.00	02/01/2018	503,415
Topeka KS Water & Water Pollution Control Utility Revenue Bonds Series A (FGIC) (NR/Aaa)			
565,000	5.50	08/01/2010	614,166
Wichita KS GO Bonds (Sales Tax) (AA/Aa2)			
1,000,000	5.00	04/01/2014	1,038,540
Wichita KS GO Bonds Series 735 (AA/Aa2)			
250,000	4.00	09/01/2009	250,342
Wichita KS GO Bonds Series 766 (AA/Aa2)			
455,000	4.30	09/01/2010	462,949

Principal Amount	Interest Rate	Maturity Date	Value
Municipal Bond Obligations – (continued)			
Kansas – (continued)			
Wyandotte County KS Revenue Bonds (Refunding & Improvement) (MBIA) (AAA/Aaa)			
$ 600,000	4.40%	09/01/2011	$ 609,504
Wyandotte County KS School District #204 GO Bonds (Refunding & Improvement Series A) (FSA) (NR/Aaa)			
300,000	6.38	09/01/2011	350,919
785,000	5.38	09/01/2015	829,980
			47,664,766
Puerto Rico – 2.8%			
Puerto Rico Commonwealth GO Bonds (MBIA) (AAA/Aaa)			
500,000	5.38	07/01/2021	514,470
Puerto Rico Municipal Finance Agency GO Bonds (Refunding Series B) (FSA) (AAA/Aaa)			
500,000	5.50	08/01/2018	530,065
Puerto Rico Municipal Finance Agency GO Bonds Series A (FSA) (AAA/Aaa)			
500,000	5.50	08/01/2019	527,220
			1,571,755
TOTAL MUNICIPAL BOND OBLIGATIONS (Cost $47,726,593)			$49,236,521
Short-Term Obligations# – 5.0%			
Kansas – 5.0%			
Kansas State Department of Transportation Highway Revenue Bonds Series B-1 (AA+/Aa2)			
$1,000,000	1.65%	05/01/2002	$ 1,000,000
Kansas State Department of Transportation Highway Revenue Bonds Series B-2 (AA+/Aa2)			
1,800,000	1.65	05/01/2002	1,800,000
TOTAL SHORT-TERM OBLIGATIONS# (Cost $2,800,000)			$ 2,800,000

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 7.1%			
State Street Bank & Trust Co.^			
$3,926,000	1.71%	05/01/2002	$ 3,926,000
TOTAL REPURCHASE AGREEMENT (Cost $3,926,000)			$ 3,926,000
TOTAL INVESTMENTS (Cost $54,452,593)			$55,962,521

\# Variable security. Coupon rate disclosed is that which is in effect at April 30, 2002.

^ Repurchase agreement was entered into on April 30, 2002 and the maturity value is $3,926,184.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
AMBAC—Insured by American Municipal Bond Assurance Corp.
AMT —Alternative Minimum Tax
CR —Custodial Receipt
FGIC —Insured by Financial Guaranty Insurance Co.
FSA —Insured by Financial Security Assurance Co.
GNMA —Insured by Government National Mortgage Association
GO —General Obligation
IBC —International Business Companies
MBIA —Insured by Municipal Bond Investors Assurance
NR —Not Rated

Statements of Assets and Liabilities

April 30, 2002 (Unaudited)

	Core Equity Fund	Growth Fund	Value Fund
Assets:			
Investments in securities, at value (identified cost $269,059,908, $198,667,759, $113,002,323, $88,225,723, $111,295,982, $43,896,741, $697,042,667, $117,706,155, $159,673,644, $145,213,410 and $50,526,593, respectively)	$306,415,198	$212,938,668	$118,163,213
Repurchase Agreement	1,140,000	11,004,000	1,000,000
Cash, at value	369	441	819
Receivables:			
Investment securities sold, at value	—	1,083,492	—
Dividends and interest, at value	167,601	44,963	184,070
Fund shares sold	125,560	124,931	119,304
Reimbursement from adviser	—	—	—
Other	1,297	—	9,622
Total assets	307,850,025	225,196,495	119,477,028
Liabilities:			
Payables:			
Investment securities purchased, at value	—	4,159,649	—
Fund shares redeemed	11,834	202,561	129,820
Dividends and distributions	—	—	—
Advisory fees	193,411	139,973	74,750
Administrative fees	33,525	24,262	12,960
Accrued expenses and other liabilities	83,196	119,227	55,380
Total liabilities	321,966	4,645,672	272,910
Net Assets:			
Paid-in capital	271,115,661	244,664,791	118,457,588
Accumulated undistributed (distributions in excess of) net investment income (loss)	(32,704)	(410,608)	85,684
Accumulated net realized gain (loss) on investment and foreign currency related transactions	(910,188)	(37,974,269)	(4,500,044)
Net unrealized gain (loss) on investments and translation of assets and liabilities denominated in foreign currencies	37,355,290	14,270,909	5,160,890
NET ASSETS	$307,528,059	$220,550,823	$119,204,118
Shares Outstanding/Net Asset Value/Offering Price:			
Total shares outstanding, no par value (unlimited number of shares authorized):			
Institutional Shares	19,641,641	10,344,598	5,237,202
Service Shares	3,029	324,423	38,314
Institutional Shares: Net asset value and maximum public offering price per share (net assets/shares outstanding)	$ 15.65	$ 20.68	$ 22.60
Service Shares: Net asset value per share (net assets/shares outstanding)	$ 15.66	$ 20.41	$ 22.60
Maximum public offering price per share[a]	$ 16.23	$ 21.15	$ 23.42

(a) For the Short-Term Government, National Tax-Free Intermediate Bond, Missouri Tax-Free Intermediate Bond and Kansas Tax-Free Intermediate Bond Funds, the maximum public offering price per share is calculated as (NAV per share × 1.0204). For all other Funds, the maximum public offering price per share is calculated as (NAV per share × 1.0363).

	MidCap Growth Fund	International Equity Fund	Balanced Fund	Bond Fund	Short-Term Government Fund	National Tax-Free Intermediate Bond Fund	Missouri Tax-Free Intermediate Bond Fund	Kansas Tax-Free Intermediate Bond Fund
	$ 88,549,252	$ 94,182,849	$41,179,728	$706,013,460	$120,635,854	$165,582,142	$150,650,185	$52,036,521
	644,000	6,011,000	2,239,000	30,577,000	18,039,000	8,191,000	5,299,000	3,926,000
	635	665,882	851	543	91	202	924	200
	—	140,509	74,940	—	—	—	—	—
	6,405	440,244	251,253	7,680,077	1,218,209	2,509,315	1,759,527	627,112
	288,184	371,502	57,067	1,220,960	546,678	212,500	929,500	55,806
	—	—	18,685	—	20,387	801	7,035	27,178
	46	4,894	—	2,901	384	828	603	38
	89,488,522	101,816,880	43,821,524	745,494,941	140,460,603	176,496,788	158,646,774	56,672,855
	—	88,934	—	—	1,752,300	3,357,340	2,043,943	759,303
	69,688	41,641	156,685	619,659	190,248	205,000	178,000	50,037
	—	—	—	2,614,028	361,551	496,778	437,866	153,951
	56,105	81,414	25,793	303,395	54,114	69,137	62,448	22,417
	9,732	10,928	4,795	78,883	14,090	17,976	16,232	5,829
	68,302	79,615	57,457	119,790	44,064	38,599	25,182	61,520
	203,827	302,532	244,730	3,735,755	2,416,367	4,184,830	2,763,671	1,053,057
	107,872,329	132,498,048	49,013,168	734,718,103	136,491,810	165,721,132	150,114,547	54,053,051
	(487,762)	(62,308)	38,846	(2,090,786)	(261,208)	37,922	29,928	2,448
	(18,423,401)	(13,814,971)	(2,758,207)	161,076	(1,116,065)	644,406	301,853	54,371
	323,529	(17,106,421)	(2,717,013)	8,970,793	2,929,699	5,908,498	5,436,775	1,509,928
	$ 89,284,695	$101,514,348	$43,576,794	$741,759,186	$138,044,236	$172,311,958	$155,883,103	$55,619,798
	3,829,667	5,575,441	2,243,722	38,899,019	7,266,456	8,965,391	8,082,873	2,870,829
	73,435	27,834	87,655	68,210	79,067	956	19,164	123,234
	$ 22.88	$ 18.12	$ 18.69	$ 19.04	$ 18.79	$ 19.22	$ 19.24	$ 18.58
	$ 22.50	$ 17.97	$ 18.68	$ 19.05	$ 18.80	$ 19.22	$ 19.24	$ 18.58
	$ 23.32	$ 18.62	$ 19.36	$ 19.74	$ 19.18	$ 19.61	$ 19.63	$ 18.96

Statements of Operations

For the Six Months Ended April 30, 2002 (Unaudited)

	Core Equity Fund	Growth Fund	Value Fund
Investment income:			
Interest	$ 21,809	$ 25,555	$ 12,177
Dividends[a]	2,157,109	876,690	1,180,218
Total income	2,178,918	902,245	1,192,395
Expenses:			
Advisory fees	1,162,464	881,393	438,453
Administration fees	232,493	176,279	87,691
Shareowner servicing fees	1,586	105,880	21,850
Transfer Agent fees	23,844	80,335	20,828
Custodian fees	26,832	29,789	32,793
Registration fees	16,789	20,800	24,868
Professional fees	22,179	15,591	7,476
Trustee fees	2,943	2,273	1,090
Distribution fees — Service Shares	53	9,096	1,075
Other	16,690	14,957	8,581
Total expenses	1,505,873	1,336,393	644,705
Less — expense reductions[b]	(31,052)	(23,540)	(11,757)
Net expenses	1,474,821	1,312,853	632,948
NET INVESTMENT INCOME (LOSS)	704,097	(410,608)	559,447
Realized and unrealized gain (loss) on investment and foreign currency transactions:			
Net realized gain (loss) from:			
Investment transactions	(908,721)	(14,606,089)	(2,341,216)
Foreign currency related transactions	—	—	—
Net change in unrealized gain (loss) on:			
Investments	20,290,777	23,042,854	10,504,177
Translation of assets and liabilities denominated in foreign currencies	—	—	—
Net realized and unrealized gain (loss) on investments and foreign currency transactions	19,382,056	8,436,765	8,162,961
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$20,086,153	$ 8,026,157	$ 8,722,408

(a) Amount is net of $95,092 and $915, respectively for the International Equity and Balanced Funds in foreign withholding taxes.

(b) Expense reductions includes waivers, custody credits and reimbursements.

	MidCap Growth Fund	International Equity Fund	Balanced Fund	Bond Fund	Short-Term Government Fund	National Tax-Free Intermediate Bond Fund	Missouri Tax-Free Intermediate Bond Fund	Kansas Tax-Free Intermediate Bond Fund
	$ 6,352	$ 19,907	$ 585,901	$ 23,353,804	$ 3,273,183	$ 3,963,105	$ 3,319,946	$ 1,103,957
	80,130	741,212	148,211	—	—	—	—	—
	86,482	761,119	734,112	23,353,804	3,273,183	3,963,105	3,319,946	1,103,957
	357,240	804,671	241,450	1,823,681	307,271	423,739	360,910	126,110
	71,448	80,467	36,217	547,104	92,180	127,122	108,272	37,833
	35,570	17,485	43,635	80,195	15,814	915	515	239
	55,044	37,688	37,688	74,867	26,283	17,852	16,364	8,927
	30,008	149,304	29,811	65,383	35,981	37,371	34,155	29,947
	17,024	14,641	16,195	10,000	14,586	2,087	372	20,260
	6,472	8,047	3,332	60,691	7,535	12,071	11,725	4,085
	943	1,173	485	8,242	1,099	1,761	1,419	449
	2,249	674	2,192	1,567	2,106	23	329	2,323
	8,027	8,104	3,346	23,176	13,494	10,011	8,143	25,351
	584,025	1,122,254	414,351	2,694,906	516,349	632,952	542,204	255,524
	(9,781)	(298,827)	(175,543)	(80,538)	(96,354)	(39,694)	(72,692)	(89,258)
	574,244	823,427	238,808	2,614,368	419,995	593,258	469,512	166,266
	(487,762)	(62,308)	495,304	20,739,436	2,853,188	3,369,847	2,850,434	937,691
	(1,950,806)	(10,109,330)	(1,900,632)	3,693,077	(70,668)	644,626	301,879	54,445
	—	2,618	—	—	—	—	—	—
	9,207,746	17,914,175	2,325,942	(28,704,242)	(2,073,971)	(2,656,236)	(1,567,386)	(447,175)
	—	28,490	—	—	—	—	—	—
	7,256,940	7,835,953	425,310	(25,011,165)	(2,144,639)	(2,011,610)	(1,265,507)	(392,730)
	$ 6,769,178	$ 7,773,645	$ 920,614	$ (4,271,729)	$ 708,549	$ 1,358,237	$ 1,584,927	$ 544,961

Statements of Changes in Net Assets

For the Six Months Ended April 30, 2002 (Unaudited)

	Core Equity Fund	Growth Fund	Value Fund
From operations:			
Net investment income (loss)	$ 704,097	$ (410,608)	$ 559,447
Net realized gain (loss) on investments and foreign currency related transactions	(908,721)	(14,606,089)	(2,341,216)
Net change in unrealized gain (loss) on investments and translation of assets and liabilities denominated in foreign currencies	20,290,777	23,042,854	10,504,177
Net increase (decrease) in net assets resulting from operations	20,086,153	8,026,157	8,722,408
Distributions to shareholders:			
From net investment income			
Institutional Shares	(736,749)	—	(569,123)
Service Shares	(52)	—	(3,076)
From net realized gains on investment transactions			
Institutional Shares	(68,414)	—	—
Service Shares	(9)	—	—
Total distributions to shareholders	(805,224)	—	(572,199)
From share transactions:			
Proceeds from sales of shares	17,701,292	38,981,588	13,135,991
Reinvestment of dividends and distributions	14,785	—	328,805
Cost of shares redeemed	(25,034,585)	(53,789,564)	(13,443,872)
Net increase (decrease) in net assets resulting from share transactions	(7,318,508)	(14,807,976)	20,924
TOTAL INCREASE (DECREASE)	11,962,421	(6,781,819)	8,171,133
Net assets:			
Beginning of period	295,565,638	227,332,642	111,032,985
End of period	$307,528,059	$220,550,823	$119,204,118
Accumulated undistributed (distributions in excess of) net investment income (loss)	(32,704)	(410,608)	85,684

	MidCap Growth Fund	International Equity Fund	Balanced Fund	Bond Fund	Short-Term Government Fund	National Tax-Free Intermediate Bond Fund	Missouri Tax-Free Intermediate Bond Fund	Kansas Tax-Free Intermediate Bond Fund
	$ (487,762)	$ (62,308)	$ 495,304	$ 20,739,436	$ 2,853,188	$ 3,369,847	$ 2,850,434	$ 937,691
	(1,950,806)	(10,106,712)	(1,900,632)	3,693,077	(70,668)	644,626	301,879	54,445
	9,207,746	17,942,665	2,325,942	(28,704,242)	(2,073,971)	(2,656,236)	(1,567,386)	(447,175)
	6,769,178	7,773,645	920,614	(4,271,729)	708,549	1,358,237	1,584,927	544,961
	—	—	(564,087)	(21,552,768)	(3,142,973)	(3,369,506)	(2,845,637)	(905,573)
	—	—	(19,112)	(35,518)	(41,868)	(341)	(4,797)	(32,118)
	—	—	—	—	—	(2,273,990)	(194,746)	(8,447)
	—	—	—	—	—	(238)	(301)	(273)
	—	—	(583,199)	(21,588,286)	(3,184,841)	(5,644,075)	(3,045,481)	(946,411)
	13,931,991	88,480,376	8,109,887	83,689,039	46,954,996	17,371,951	23,897,494	11,947,883
	—	—	580,906	5,914,543	1,347,261	355,905	269,771	33,267
	(25,211,121)	(103,461,550)	(14,010,155)	(67,612,282)	(27,525,617)	(21,586,326)	(8,615,999)	(1,879,342)
	(11,279,130)	(14,981,174)	(5,319,362)	21,991,300	20,776,640	(3,858,470)	15,551,266	10,101,808
	(4,509,952)	(7,207,529)	(4,981,947)	(3,868,715)	18,300,348	(8,144,308)	14,090,712	9,700,358
	93,794,647	108,721,877	48,558,741	745,627,901	119,743,888	180,456,266	141,792,391	45,919,440
	$ 89,284,695	$ 101,514,348	$ 43,576,794	$741,759,186	$138,044,236	$172,311,958	$155,883,103	$55,619,798
	(487,762)	(62,308)	38,846	(2,090,786)	(261,208)	37,922	29,928	2,448

Statements of Changes in Net Assets

For the Year Ended October 31, 2001

	Core Equity Fund[a]	Growth Fund	Value Fund
From Operations:			
Net investment income (loss)	$ 740,283	$ (1,172,415)	$ 973,364
Net realized gain (loss) on investments and foreign currency related transactions	67,763	(23,368,180)	(2,121,278)
Net change in unrealized gain (loss) on investments and translation of assets and liabilities denominated in foreign currencies	(61,929,488)	(102,432,016)	(12,107,309)
Net increase (decrease) in net assets resulting from operations	(61,121,442)	(126,972,611)	(13,255,223)
Distributions to Shareholders:			
From net investment income			
Institutional Shares	(740,256)	—	(961,042)
Service Shares	(27)	—	(6,660)
In excess of net investment income			
Institutional Shares	(20,598)	—	—
Service Shares	(1)	—	—
From net realized gain on investment transactions			
Institutional Shares	—	(72,798,232)	(3,622,378)
Service Shares	—	(2,633,765)	(39,434)
Total distributions to shareholders	(760,882)	(75,431,997)	(4,629,514)
From share transactions:			
Proceeds from sale of shares	407,916,692	111,275,516	57,849,380
Reinvestment of dividends and distributions	7,007	63,586,633	2,933,368
Cost of shares redeemed	(50,475,737)	(144,547,938)	(28,697,307)
Net increase (decrease) in net assets resulting from share transactions	357,447,962	30,314,211	32,085,441
TOTAL INCREASE (DECREASE)	295,565,638	(172,090,397)	14,200,704
Net Assets:			
Beginning of period	—	399,423,039	96,832,281
End of period	$295,565,638	$ 227,332,642	$111,032,985
Accumulated undistributed (distributions in excess of) net investment income (loss)	$ —	$ —	$ 98,436

(a) Commencement date of operations was December 26, 2000.

	MidCap Growth Fund	International Equity Fund	Balanced Fund	Bond Fund	Short-Term Government Fund	National Tax-Free Intermediate Bond Fund	Missouri Tax-Free Intermediate Bond Fund	Kansas Tax-Free Intermediate Bond Fund[a]
	$ (1,211,552)	$ (16,448)	$ 1,282,660	$ 36,455,585	$ 5,461,696	$ 5,946,498	$ 4,479,782	$ 1,161,406
	(16,289,049)	(3,595,658)	(773,609)	2,195,987	324,198	2,349,857	312,763	8,667
	(65,244,685)	(40,395,730)	(19,621,020)	40,535,356	5,281,454	2,564,150	3,546,358	887,269
	(82,745,286)	(44,007,836)	(19,111,969)	79,186,928	11,067,348	10,860,505	8,338,903	2,057,342
	—	—	(1,440,198)	(37,027,612)	(5,339,731)	(5,946,328)	(4,477,081)	(1,154,440)
	—	—	(39,640)	(75,248)	(68,103)	(170)	(2,701)	(6,966)
	—	—	—	(644,662)	—	—	—	—
	—	—	—	(1,310)	—	—	—	—
	(19,159,832)	(16,155,559)	(4,946,189)	—	—	—	—	—
	(451,839)	(76,617))	(145,221)	—	—	—	—	—
	(19,611,671)	(16,232,176)	(6,571,248)	(37,748,832)	(5,407,834)	(5,946,498)	(4,479,782)	(1,161,406)
	64,675,217	133,548,354	14,696,185	498,885,289	72,867,408	166,671,873	117,030,930	48,929,174
	14,381,323	11,839,803	6,520,419	12,671,614	2,539,865	473,981	377,664	14,900
	(74,315,218)	(143,257,461)	(45,203,988)	(134,280,495)	(43,850,451)	(32,356,598)	(17,923,342)	(3,920,570)
	4,741,322	2,130,696	(23,987,384)	377,276,408	31,556,822	134,789,256	99,485,252	45,023,504
	(97,615,635)	(58,109,316)	(49,670,601)	418,714,504	37,216,336	139,703,263	103,344,373	45,919,440
	191,410,282	166,831,193	98,229,342	326,913,397	82,527,552	40,753,003	38,448,018	—
	$ 93,794,647	$ 108,721,877	$ 48,558,741	$ 745,627,901	$119,743,888	$180,456,266	$141,792,391	$45,919,440
	$ —	$ —	$ 145,920	$ (606,359)	$ 205,018	$ 37,922	$ 29,928	$ 2,448

Notes to Financial Statements

April 30, 2002 (Unaudited)

1. ORGANIZATION

The Commerce Funds (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940, as amended (the ''1940 Act''), as an open-end, management investment company. The Trust consists of eleven portfolios (individually, a ''Fund'' and collectively, the ''Funds''): Core Equity Fund, Growth Fund, Value Fund, MidCap Growth Fund, International Equity Fund, Balanced Fund, Bond Fund, Short-Term Government Fund, National Tax-Free Intermediate Bond Fund, Missouri Tax-Free Intermediate Bond Fund and Kansas Tax-Free Intermediate Bond Fund. Each of the Funds offers two classes of shares, Institutional Shares and Service Shares. Each Fund is registered as a diversified management investment company, other than the Missouri Tax-Free Intermediate Bond Fund and the Kansas Tax-Free Intermediate Bond Fund, which are registered as non-diversified under the 1940 Act.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Trust's Board of Trustees.

Investing in emerging markets may involve special risks and considerations not typically associated with investing in the United States. These risks include revaluation of currencies, high rates of inflation, repatriation restrictions on income and capital, and adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, may be subject to government ownership controls and delayed settlements, and their prices may be more volatile than those of comparable securities in the United States.

B. Security Transactions and Dividend Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned.

Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Funds based upon the relative proportion of net assets of each class.

C. Premiums and Discounts on Debt Securities — The National Tax-Free Intermediate Bond, Missouri Tax-Free Intermediate Bond and Kansas Tax-Free Intermediate Bond Funds amortize premiums on debt securities on the effective yield basis, and do not accrete market discounts on debt securities. The International Equity Fund accretes market discounts and amortizes premiums on a yield to maturity basis. The Core Equity, Growth, Value, MidCap Growth, Balanced, Bond and Short-Term Government Funds do not accrete market discounts or amortize premiums on long-term debt securities.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Balanced, Bond and Short-Term Government Funds invest in mortgage-backed securities. Certain mortgage security paydown gains and losses are taxable as ordinary income (loss). Such paydown gains and losses increase or decrease taxable ordinary income available for distribution and are classified as interest income in the accompanying Statements of Operations. For all Funds, original issue discounts ("OID") on debt securities are amortized to interest income over the life of the security with a corresponding increase in the cost basis of that security. OID amortization on mortgage backed REMIC securities is initially recorded based on estimates of principal paydowns using the most recent OID factors available from the issuer. Recorded amortization amounts are adjusted when actual OID factors are received.

As required, effective November 1, 2001, the Funds have adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premiums on debt securities. The cumulative effect of this accounting change had no impact on total net assets or the net asset value per share of these Funds, but resulted in the following material adjustments based on securities held by certain Funds on November 1, 2001:

Fund	Cost	Net Unrealized Appreciation (Depreciation)
Balanced Fund	$ (19,179)	$ 19,179
Bond Fund	(635,577)	635,577
Short-Term Government Fund	(134,573)	134,573

The effect of this change for the six months ended April 30, 2002 resulted in the following adjustments:

Fund	Net Investment Income	Net Unrealized Appreciation (Depreciation)	Net Realized Gain (Loss)
Balanced Fund	$ (31,158)	$ 18,041	$ 13,117
Bond Fund	(872,395)	(180,686)	1,053,081
Short-Term Government Fund	(176,877)	(5,014)	181,891

The cumulative and the six-month effect would be immaterial for National Tax-Free Intermediate Bond, Missouri Tax-Free Intermediate Bond and Kansas Tax-Free Intermediate Bond Funds. The statement of changes in net assets and financial highlights for prior periods have not been restated to reflect this change in presentation.

D. Foreign Currency Translations — The books and records of the Funds are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based on current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and foreign exchange contracts; and (iii) gains and losses from the difference between amounts of dividends, interest and foreign withholding taxes recorded and the amounts actually received. Net unrealized gain (loss) on translation of assets and liabilities denominated in foreign currencies arises from changes in the value of assets and liabilities.

E. Forward Foreign Currency Exchange Contracts — The International Equity Fund may enter into forward foreign currency exchange contracts for the purchase of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. The Fund may also purchase and sell forward contracts

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting gains or losses are recorded in the Fund's financial statements. The Fund realizes gains or losses at the time a forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. At April 30, 2002, the Fund had no open forward foreign currency exchange contracts.

F. Segregation Transactions — The Funds may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

G. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price.

During the term of a repurchase agreement, the value of the underlying securities, including accrued interest, is required to equal or exceed the value of the repurchase agreement. The underlying securities for all repurchase agreements are held in safekeeping in the customer-only account, at the Funds' custodian, or designated sub-custodians.

H. Dividend Distributions to Shareholders — Distributions to shareholders are recorded on the ex-dividend date. Income and capital gains distributions, if any, are declared and paid according to the following schedule:

Fund	Income Distribution		Capital Gains Distribution	
	Declared	Paid	Declared	Paid
Core Equity, Value and Balanced	Quarterly	Quarterly	Annually	Annually
Growth, MidCap Growth and International Equity	Annually	Annually	Annually	Annually
Bond, Short-Term Government, National Tax-Free Intermediate Bond, Missouri Tax-Free Intermediate Bond and Kansas Tax-Free Intermediate Bond	Daily	Monthly	Annually	Annually

I. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds based on each Fund's relative average daily net assets for the period. Service Class shareholders bear all expenses and fees relating to the Distribution Plan.

J. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company tax-exempt and taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of a portfolio's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist as well as timing differences associated with having different book and tax year ends.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

As of the Trust's most recent tax year-end (October 31, 2001) the following Funds had capital loss carryforwards for U.S. federal income tax purposes. These approximate amounts are available to be carried forward to offset future capital gains of the Funds to the extent permitted by applicable laws or regulations.

Fund	Amount	Years of Expiration
Growth	$22,916,000	2009
Value	1,882,000	2009
MidCap Growth	15,802,000	2009
International Equity	2,833,000	2009
Balanced	752,000	2009
Bond	3,532,000	2008
Short-Term Government	1,045,000	2008

At April 30, 2002, the Funds' aggregate cost of portfolio securities, gross unrealized gain and gross unrealized loss on investments for federal income tax purposes are as follows:

Fund	Tax Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain (Loss)
Core Equity	$269,060,707	$66,452,386	$29,097,895	$ 37,354,491
Growth	199,120,196	37,735,483	23,917,011	13,818,472
Value	113,278,993	11,999,492	7,115,272	4,884,220
MidCap Growth	88,896,749	12,006,311	12,353,808	(347,497)
International Equity	112,170,831	4,921,913	22,909,895	(17,987,982)
Balanced	44,002,123	2,892,315	5,714,710	(2,822,395)
Bond	697,042,667	20,327,069	11,356,276	8,970,793
Short-Term Government	117,706,155	3,254,870	325,171	2,929,699
National Tax-Free Intermediate Bond	159,673,644	5,990,592	82,094	5,908,498
Missouri Tax-Free Intermediate Bond	145,213,410	5,478,329	41,554	5,436,775
Kansas Tax-Free Intermediate Bond	50,526,593	1,530,389	20,461	1,509,928

3. AGREEMENTS

The Funds have entered into an Advisory Agreement with Commerce Investment Advisors, Inc., a subsidiary of Commerce Bank, N.A. (the ''Adviser''). Pursuant to the terms of the Advisory Agreement, the Adviser is responsible for managing the investments and making investment decisions for each of the Funds. For these services and for assuming related expenses, the Adviser is entitled to a fee, computed daily and payable monthly, at the contractual annual rate of the corresponding Fund's

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

3. AGREEMENTS (continued)

average daily net assets. For the six months ended April 30, 2002, the Adviser had contractually agreed to waive a portion of its advisory fee for certain Funds. The contractual annual rate, effective annual rate, and waiver rates are listed on the following page.

As authorized by the Advisory Agreement, the Adviser has entered into a Sub-Advisory Agreement with T. Rowe Price International, Inc. (the ''Sub-Adviser'') whereby the Sub-Adviser manages the investment assets of the International Equity Fund.

As compensation for services rendered under the Sub-Advisory Agreement, the Sub-Adviser is entitled to a fee from the Adviser at the following annual rate:

Average Daily Net Assets	Annual Rate
First $20 million	0.75%
Next $30 million	0.60%
Over $50 million	0.50%

In addition, when the International Equity Fund's average net assets exceed $200 million, the Sub-Adviser has agreed to reset fees to 0.50% of the average daily net assets of the Fund with a transitional credit provided on assets between $184 million and $200 million; and when average daily net assets of the Fund exceed $500 million, the fees will be reset to 0.45% of all Fund assets.

For the six months ended April 30, 2002, the Adviser agreed to waive fees and/or reimburse expenses (excluding interest, taxes, service share distribution expenses and extraordinary expenses) to the extent that such expenses exceeded, on an annualized basis, 1.13%, 1.13%, 1.20%, 1.72%, 0.98%, 0.88%, 0.68%, 0.70%, 0.65% and 0.65% of average net assets of the Institutional Shares of the Core Equity, Growth, Value, International Equity, Balanced, Bond, Short-Term Government, National Tax-Free Intermediate Bond, Missouri Tax-Free Intermediate Bond and Kansas Tax-Free Intermediate Bond Funds, respectively. Such amounts are 0.25% higher for the Service Shares of the above Funds.

Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the Trust's administrator, pursuant to an Administration Agreement. Under the Administration Agreement, GSAM administers the Trust's business affairs. As compensation for the services rendered under the Administration Agreement and its assumption of related expenses, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.15% of the average daily net assets of each Fund. The Administrator has agreed to waive the administration fee to 0.13% of the average daily net assets of each Fund.

In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses.

3. AGREEMENTS (continued)

For the six months ended April 30, 2002, a summary of the Advisory fees, Administration fees, associated waivers, expense reimbursements and custody credits are as follows:

Fund	Advisory Fees				Administration Fees		Expense Reimbursements	Custody Credits	Total Expense Reduction
	Contractual Annual Rate	Effective Annual Rate	Waiver		Waiver				
			Rate	Amount	Rate	Amount			
Core Equity	0.75%	0.75%	—%	$ —	0.02%	$30,999	$ —	$ 53	$ 31,052
Growth	0.75	0.75	—	—	0.02	23,504	—	36	23,540
Value	0.75	0.75	—	—	0.02	11,692	—	65	11,757
MidCap Growth	0.75	0.75	—	—	0.02	9,526	—	255	9,781
International Equity	1.50	0.96	0.54	287,562	0.02	10,729	—	536	298,827
Balanced	1.00	0.70	0.30	72,439	0.02	4,829	98,217	58	175,543
Bond	0.50	0.50	—	—	0.02	72,947	—	7,591	80,538
Short-Term Government	0.50	0.50	—	—	0.02	12,290	83,787	277	96,354
National Tax-Free Intermediate Bond	0.50	0.50	—	—	0.02	16,950	22,268	476	39,694
Missouri Tax-Free Intermediate Bond	0.50	0.50	—	—	0.02	14,436	57,829	427	72,692
Kansas Tax-Free Intermediate Bond	0.50	0.50	—	—	0.02	5,044	84,020	194	89,258

Goldman, Sachs & Co. serves as Distributor of shares of the Funds pursuant to a Distribution Agreement and may receive a portion of the sales charge imposed on the sale of shares of the Funds. The maximum sales charge imposed on the sale of Service Shares of the Short-Term Government Fund, the National Tax-Free Intermediate Bond Fund, the Missouri Tax-Free Intermediate Bond Fund and the Kansas Tax-Free Intermediate Bond Fund is 2.00%; for all other Funds' Service Shares, the maximum sales charge is 3.50%. Goldman, Sachs & Co. has advised the Trust that it has retained approximately $3,000 on the sale of shares of the Funds for the six months ended April 30, 2002.

The Trust, on behalf of each Fund, has adopted a Distribution Plan for Service Shares pursuant to Rule 12b-1 under the 1940 Act. Under the Distribution Plan, payments by each Fund for distribution expenses may not exceed 0.25% (annualized) of the average daily net assets of the Fund's Service Shares.

Pursuant to a Shareholder Administrative Services Plan adopted by its Board of Trustees, the Funds may enter into agreements with service organizations, such as banks and financial institutions, which may include the Adviser and its affiliates (''Service Organizations''), under which they will render shareholder administration support services. For these services, the Service Organizations are entitled to receive fees from a Fund at an annual rate of up to 0.25% of the average daily net asset value of Fund shares beneficially owned by clients of such Service Organizations.

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

4. INVESTMENT TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of long-term securities for the six months ended April 30, 2002, were as follows:

Fund	Purchase of U.S. Government and agency obligations	Purchases (excluding U.S. Government and agency obligations)	Sales and maturities of U.S. Government and agency obligations	Sales and maturities (excluding U.S. Government and agency obligations)
Core Equity	$ —	$33,954,457	$ —	$37,816,164
Growth	—	65,603,502	—	86,117,438
Value	—	39,315,895	—	38,152,319
MidCap Growth	—	34,148,111	—	44,940,954
International Equity	—	14,238,317	—	37,444,869
Balanced	2,823,051	3,704,461	—	12,801,125
Bond	127,381,688	68,712,299	62,660,366	67,630,057
Short-Term Government	15,123,609	11,186,296	8,139,702	1,312,749
National Tax-Free Intermediate Bond	—	27,552,185	—	49,823,453
Missouri Tax-Free Intermediate Bond	—	16,416,107	—	17,102,733
Kansas Tax-Free Intermediate Bond	—	8,029,490	—	2,349,525

For the six months ended April 30, 2002, Goldman Sachs earned approximately $11,000 of brokerage commissions from portfolio transactions executed on behalf of the International Equity Fund.

5. CONCENTRATION OF RISK

Under normal market conditions, the National Tax-Free Intermediate Bond Fund invests at least 80% of its assets in municipal securities issued by or on behalf of the states or the U.S. government, the income from which is exempt from regular federal income and federal alternative minimum taxes. The Missouri Tax-Free Intermediate Bond Fund and the Kansas Tax-Free Intermediate Bond Fund invest at least 80% of their assets in Missouri and Kansas municipal securities, respectively, the income from which is exempt from regular federal income tax, federal alternative minimum taxes and Missouri and Kansas taxes, respectively. Alternatively, at least 80% of the Tax-Free Funds' distributed income must be exempt from such taxes. Although they do not expect to do so, the Funds may invest up to 20% of their net assets in private activity bonds that may subject certain investors to the federal alternative minimum tax.

In addition, the National Tax-Free Intermediate Bond Fund invests substantially all of its assets in debt securities issued by or on behalf of states, territories and possessions of the United States. The issuers' abilities to meet their obligations may be affected by the states' economic and political developments.

The International Equity Fund invests a portion of its assets in emerging markets. Emerging markets securities are volatile. They are subject to substantial currency fluctuations and sudden economic and political developments. At times, the securities held by the International Equity Fund may be subject to abrupt and severe price declines.

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

6. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	Core Equity Fund		Growth Fund	
	Shares	**Dollars**	**Shares**	**Dollars**
For the Six Months Ended April 30, 2002				
Institutional Shares				
Shares sold	1,128,359	$ 17,689,517	1,779,243	$ 38,632,636
Reinvestment of dividends and distributions	929	14,725	—	—
Shares repurchased	(1,589,143)	(25,034,585)	(2,399,560)	(52,058,099)
	(459,855)	(7,330,343)	(620,317)	(13,425,463)
Service Shares				
Shares sold	750	11,775	16,320	348,952
Reinvestment of dividends and distributions	4	60	—	—
Shares repurchased	—	—	(81,428)	(1,731,465)
	754	11,835	(65,108)	(1,382,513)
NET INCREASE (DECREASE)	(459,101)	$ (7,318,508)	(685,425)	$ (14,807,976)
For the Year Ended October 31, 2001				
Institutional Shares				
Shares sold	2,675,291	$328,884,804	4,518,687	$ 110,411,923
Shares issued in connection with conversion[a]	20,496,987	78,994,001	—	—
Reinvestment of dividends and distributions	478	6,979	2,227,610	60,991,907
Shares repurchased	(3,071,260)	(50,475,737)	(5,844,320)	(142,123,897)
	20,101,496	357,410,047	901,977	29,279,933
Service Shares				
Shares sold	2,273	37,887	34,682	863,593
Reinvestment of dividends and distributions	2	28	95,735	2,594,726
Shares repurchased	—	—	(102,298)	(2,424,041)
	2,275	37,915	28,119	1,034,278
NET INCREASE	20,103,771	$357,447,962	930,096	$ 30,314,211

(a) Effective February 9, 2001, the Core Equity Fund acquired substantially all of the assets of the Personal Stock Common Trust Fund in exchange for Institutional Shares of Core Equity Fund. The acquisition was accomplished by a tax-free exchange of the respective shares of the Core Equity Fund for the net assets of the Personal Stock Common Trust Fund.

Value Fund		MidCap Growth Fund		International Equity Fund	
Shares	Dollars	Shares	Dollars	Shares	Dollars
585,534	$ 13,087,066	586,971	$ 13,805,777	4,992,503	$ 87,556,368
14,454	325,986	—	—	—	—
(596,958)	(13,317,089)	(1,041,687)	(24,352,438)	(5,786,863)	(102,456,750)
3,030	95,963	(454,716)	(10,546,661)	(794,360)	(14,900,382)
2,175	48,925	5,474	126,214	53,668	924,008
125	2,819	—	—	—	—
(5,694)	(126,783)	(37,924)	(858,683)	(56,404)	(1,004,800)
(3,394)	(75,039)	(32,450)	(732,469)	(2,736)	(80,792)
(364)	$ 20,924	(487,166)	$(11,279,130)	(797,096)	$ (14,981,174)

2,499,586	$ 57,742,244	2,268,484	$ 64,283,329	6,720,542	$ 132,224,934
—	—	—	—	—	—
126,973	2,888,814	439,244	13,932,809	515,531	11,764,412
(1,242,064)	(28,520,842)	(2,712,399)	(73,749,662)	(7,142,800)	(141,834,057)
1,384,495	32,110,216	(4,671)	4,466,476	93,273	2,155,289
4,623	107,136	13,666	391,888	79,988	1,323,420
1,955	44,554	14,334	448,514	3,318	75,391
(7,737)	(176,465)	(22,785)	(565,556)	(81,871)	(1,423,404)
(1,159)	(24,775)	5,215	274,846	1,435	(24,593)
1,383,336	$ 32,085,441	544	$ 4,741,322	94,708	$ 2,130,696

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

6. SUMMARY OF SHARE TRANSACTIONS (continued)

	Balanced Fund		Bond Fund	
	Shares	Dollars	Shares	Dollars
For the Six Months Ended April 30, 2002				
Institutional Shares				
Shares sold	407,084	$ 8,002,641	4,357,043	$ 83,569,268
Reinvestment of dividends and distributions	28,904	562,973	307,324	5,884,030
Shares repurchased	(698,620)	(13,681,892)	(3,524,008)	(67,507,572)
	(262,632)	(5,116,278)	1,140,359	21,945,726
Service Shares				
Shares sold	5,473	107,246	6,234	119,771
Reinvestment of dividends and distributions	921	17,933	1,593	30,513
Shares repurchased	(16,713)	(328,263)	(5,458)	(104,710)
	(10,319)	(203,084)	2,369	45,574
NET INCREASE (DECREASE)	(272,951)	$ (5,319,362)	1,142,728	$ 21,991,300
For the Year Ended October 31, 2001				
Institutional Shares				
Shares sold	676,796	$ 14,446,366	7,464,633	$ 142,402,125
Shares issued in connection with conversion[a]	—	—	18,895,044	356,360,521
Reinvestment of dividends and distributions	286,937	6,340,471	662,641	12,602,341
Shares repurchased	(2,147,488)	(44,604,006)	(7,031,091)	(134,116,883)
	(1,183,755)	(23,817,169)	19,991,227	377,248,104
Service Shares				
Shares sold	11,638	249,819	6,411	122,643
Reinvestment of dividends and distributions	8,154	179,948	3,638	69,273
Shares repurchased	(28,735)	(599,982)	(8,608)	(163,612)
	(8,943)	(170,215)	1,441	28,304
NET INCREASE (DECREASE)	(1,192,698)	$(23,987,384)	19,992,668	$ 377,276,408

(a) Effective February 9, 2001, the Short-Term Government and Kansas Tax-Free Intermediate Bond Funds acquired substantially all of the assets of the Short Maturity Treasury and Kansas Tax-Free Bond Common Trust Funds, respectively, in exchange for Institutional Shares of Short-Term Government and Kansas Tax-Free Intermediate Bond Funds, respectively. The acquisition was accomplished by a tax-free exchange of the respective shares of the Short-Term Government and Kansas Tax-Free Intermediate Bond Funds for the net assets of the Short Maturity Treasury and Kansas Tax-Free Bond Common Trust Funds. Effective February 16, 2001, the Bond, National Tax-Free Intermediate Bond and Missouri Tax Free Intermediate Bond Funds acquired substantially all of the assets of the Personal Bond, National Tax-Free Bond and Missouri Tax-Free Bond Common Trust Funds, respectively, in exchange for Institutional Shares of Bond, National Tax-Free Intermediate Bond and Missouri Tax Free Intermediate Bond Funds, respectively. The acquisition was accomplished by a tax-free exchange of the respective shares of the Bond, National Tax-Free Intermediate Bond and Missouri Tax Free Intermediate Bond Funds for the net assets of the Personal Bond, National Tax-Free Bond and Missouri Tax-Free Bond Common Trust Funds.

	Short-Term Government Fund		National Tax-Free Intermediate Bond Fund		Missouri Tax-Free Intermediate Bond Fund		Kansas Tax-Free Intermediate Bond Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	2,396,900	$ 45,044,873	906,241	$ 17,371,951	1,234,967	$ 23,685,479	574,415	$10,651,352
	70,662	1,328,548	18,550	355,871	13,890	265,939	1,517	28,036
	(1,338,150)	(25,182,778)	(1,123,584)	(21,586,326)	(446,727)	(8,586,763)	(75,210)	(1,392,331)
	1,129,412	21,190,643	(198,793)	(3,858,504)	802,130	15,364,655	500,722	9,287,057
	101,067	1,910,123	—	—	11,050	212,015	70,037	1,296,531
	995	18,713	2	34	200	3,832	283	5,231
	(123,553)	(2,342,839)	—	—	(1,545)	(29,236)	(26,396)	(487,011)
	(21,491)	(414,003)	2	34	9,705	186,611	43,924	814,751
	1,107,921	$ 20,776,640	(198,791)	$ (3,858,470)	811,835	$ 15,551,266	544,646	$10,101,808
	2,320,616	$ 70,628,811	911,366	$160,885,139	1,334,749	$113,367,825	624,355	$46,328,872
	1,481,259	567,222	7,726,879	5,768,155	4,789,847	3,484,082	1,955,505	1,069,834
	134,464	2,505,352	24,569	473,953	19,643	375,025	633	11,715
	(2,300,891)	(42,953,457)	(1,674,062)	(32,356,598)	(938,704)	(17,923,342)	(210,386)	(3,866,691)
	1,635,448	30,747,928	6,988,752	134,770,649	5,205,535	99,303,590	2,370,107	43,543,730
	88,372	1,671,375	952	18,579	9,322	179,023	82,039	1,530,468
	1,851	34,513	2	28	137	2,639	172	3,185
	(47,302)	(896,994)	—	—	—	—	(2,901)	(53,879)
	42,921	808,894	954	18,607	9,459	181,662	79,310	1,479,774
	1,678,369	$ 31,556,822	6,989,706	$134,789,256	5,214,994	$ 99,485,252	2,449,417	$45,023,504

Notes to Financial Statements (continued)

April 30, 2002 (Unaudited)

7. SUBSEQUENT EVENTS

On May 1, 2002, the shareholders of the International Equity Fund (the ''Fund'') voted to approve the proposed sub-investment advisory agreement with Bank of Ireland Asset Management (U.S.) Limited.

Supplemental Proxy Information (Unaudited)

A Special Meeting of Shareholders (the ''Meeting'') of The Commerce International Equity Fund (the ''Fund'') was held on Wednesday, May 1, 2002 at 10:00 a.m. Eastern time, at the offices of Goldman Sachs Asset Management, 32 Old Slip, New York, New York 10005. The Meeting was held for the following purpose:

(1) To approve a new sub-investment advisory agreement between Bank of Ireland Asset Management (U.S.) Limited and Commerce Investment Advisors, Inc., on behalf of the Fund.

The result of the proxy solicitation on the above matter was as follows:

	For the Resolution	Against the Resolution	Abstain
(1) Approval of new sub-investment advisory agreement for the Fund	5,186,067	0	374

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
CORE EQUITY FUND								
For the Six Months Ended April 30, 2002 (Unaudited)								
Institutional Shares	$14.70	$ 0.04[(b)]	$ 0.95	$ 0.99	$(0.04)	$ —	$ —	$(0.04)
Service Shares	14.70	0.01[(b)]	0.97	0.98	(0.02)	—	—	(0.02)
For the Period Ended October 31, 2001								
Institutional Shares (commenced December 26, 2000)	18.00	0.04[(b)]	(3.29)	(3.25)	(0.04)	(0.01)	—	(0.05)
Service Shares (commenced December 26, 2000)	18.00	—[(b)]	(3.30)	(3.30)	—	—	—	—
GROWTH FUND								
For the Six Months Ended April 30, 2002 (Unaudited)								
Institutional Shares	$20.03	$(0.04)[(b)]	$ 0.69	$ 0.65	$ —	—	$ —	$ —
Service Shares	19.80	(0.06)[(b)]	0.67	0.61	—	—	—	—
For the Year Ended October 31, 2001								
Institutional Shares	38.33	(0.10)[(b)]	(10.93)	(11.03)	—	—	(7.27)	(7.27)
Service Shares	38.04	(0.15)[(b)]	(10.82)	(10.97)	—	—	(7.27)	(7.27)
For the Year Ended October 31, 2000								
Institutional Shares	38.24	(0.14)[(b)]	4.17	4.03	—	—	(3.94)	(3.94)
Service Shares	38.07	(0.24)[(b)]	4.15	3.91	—	—	(3.94)	(3.94)
For the Year Ended October 31, 1999								
Institutional Shares	37.37	(0.05)	6.40	6.35	(0.01)	—	(5.47)	(5.48)
Service Shares	37.29	(0.12)	6.37	6.25	—	—	(5.47)	(5.47)
For the Year Ended October 31, 1998								
Institutional Shares	34.54	0.07	5.06	5.13	(0.06)	—	(2.24)	(2.30)
Service Shares	34.50	(0.01)	5.05	5.04	(0.01)	—	(2.24)	(2.25)
For the Year Ended October 31, 1997								
Institutional Shares	28.95	0.19	7.51	7.70	(0.19)	—	(1.92)	(2.11)
Service Shares (commenced January 2, 1997)	28.26	0.09	6.25	6.34	(0.10)	—	—	(0.10)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales charges. Total return would be reduced if sales or redemption charges were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
(b) Calculated based on average shares outstanding methodology.
(c) Annualized.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$15.65	6.73%	$307,481	0.95%[c]	0.45%[c]	0.97%[c]	0.43%[c]	11%
15.66	6.68	47	1.20[c]	0.19[c]	1.22[c]	0.17[c]	11
14.70	(18.13)	295,532	1.01[c]	0.31[c]	1.03[c]	0.29[c]	32
14.70	(18.25)	34	1.23[c]	(0.02)[c]	1.25[c]	(0.04)[c]	32
$20.68	3.25%	$213,928	1.11%[c]	(0.34)%[c]	1.13%[c]	(0.36)%[c]	29%
20.41	3.13	6,623	1.36[c]	(0.59)[c]	1.38[c]	(0.61)[c]	29
20.03	(33.85)	219,622	1.11	(0.39)	1.13	(0.41)	47
19.80	(34.00)	7,711	1.36	(0.60)	1.38	(0.62)	47
38.33	10.88	385,676	1.06	(0.37)	1.07	(0.36)	50
38.04	10.59	13,747	1.31	(0.62)	1.32	(0.61)	50
38.24	18.24	445,923	1.08	(0.12)	1.08	(0.12)	35
38.07	17.97	14,468	1.33	(0.36)	1.33	(0.36)	35
37.37	15.38	409,797	1.08	0.20	1.08	0.20	53
37.29	15.10	8,965	1.33	(0.06)	1.33	(0.06)	53
34.54	28.12	343,773	1.11	0.60	1.11	0.60	32
34.50	22.47	5,758	1.36[c]	0.35[c]	1.36[c]	0.35[c]	32

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
VALUE FUND							
For the Six Months Ended April 30, 2002 (Unaudited)							
Institutional Shares	$21.05	$ 0.11[(b)]	$ 1.55	$ 1.66	$(0.11)	$ —	$(0.11)
Service Shares	21.05	0.08[(b)]	1.55	1.63	(0.08)	—	(0.08)
For the Year Ended October 31, 2001							
Institutional Shares	24.88	0.21[(b)]	(2.91)	(2.70)	(0.21)	(0.92)	(1.13)
Service Shares	24.88	0.16[(b)]	(2.92)	(2.76)	(0.15)	(0.92)	(1.07)
For the Year Ended October 31, 2000							
Institutional Shares	21.40	0.18[(b)]	3.45	3.63	(0.15)	—	(0.15)
Service Shares	21.41	0.12[(b)]	3.45	3.57	(0.10)	—	(0.10)
For the Year Ended October 31, 1999							
Institutional Shares	21.72	0.15	(0.09)	0.06	(0.15)	(0.23)	(0.38)
Service Shares	21.73	0.11	(0.11)	—	(0.09)	(0.23)	(0.32)
For the Year Ended October 31, 1998							
Institutional Shares	21.82	0.18	(0.05)	0.13	(0.19)	(0.04)	(0.23)
Service Shares	21.81	0.16	(0.09)	0.07	(0.11)	(0.04)	(0.15)
For the Year Ended October 31, 1997							
Institutional Shares (commenced March 3, 1997)	18.00	0.15	3.80	3.95	(0.13)	—	(0.13)
Service Shares (commenced March 3, 1997)	18.00	0.12	3.80	3.92	(0.11)	—	(0.11)
MIDCAP GROWTH FUND							
For the Six Months Ended April 30, 2002 (Unaudited)							
Institutional Shares	$21.37	$ (0.12)[(b)]	$ 1.63	$ 1.51	—	$ —	$ —
Service Shares	21.04	(0.14)[(b)]	1.60	1.46	—	—	—
For the Year Ended October 31, 2001							
Institutional Shares	43.62	(0.25)[(b)]	(17.57)	(17.82)	—	(4.43)	(4.43)
Service Shares	43.11	(0.32)[(b)]	(17.32)	(17.64)	—	(4.43)	(4.43)
For the Year Ended October 31, 2000							
Institutional Shares	40.07	(0.34)[(b)]	9.91	9.57	—	(6.02)	(6.02)
Service Shares	39.75	(0.44)[(b)]	9.82	9.38	—	(6.02)	(6.02)
For the Year Ended October 31, 1999							
Institutional Shares	32.57	(0.23)[(b)]	9.34	9.11	—	(1.61)	(1.61)
Service Shares	32.40	(0.31)[(b)]	9.27	8.96	—	(1.61)	(1.61)
For the Year Ended October 31, 1998							
Institutional Shares	33.02	(0.13)	1.48	1.35	—	(1.80)	(1.80)
Service Shares	32.94	(0.16)	1.42	1.26	—	(1.80)	(1.80)
For the Year Ended October 31, 1997							
Institutional Shares	28.06	(0.13)	5.38	5.25	—	(0.29)	(0.29)
Service Shares (commenced January 2, 1997)	28.64	(0.11)	4.41	4.30	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales charges. Total return would be reduced if sales or redemption charges were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that the shareholder would pay on fund distributions or the redemption of fund shares.

(b) Calculated based on average shares outstanding methodology.

(c) Annualized.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$22.60	7.88%	$118,338	1.08%[c]	0.96%[c]	1.10%[c]	0.94%[c]	33%
22.60	7.74	866	1.33[c]	0.71[c]	1.35[c]	0.69[c]	33
21.05	(11.16)	110,155	1.08	0.91	1.10	0.89	65
21.05	(11.39)	878	1.33	0.67	1.35	0.65	65
24.88	17.06	95,765	1.13	0.78	1.14	0.77	88
24.88	16.72	1,067	1.38	0.52	1.40	0.51	88
21.40	0.29	74,591	1.15	0.67	1.15	0.67	64
21.41	0.02	989	1.40	0.42	1.40	0.42	64
21.72	0.53	92,625	1.16	0.82	1.16	0.82	55
21.73	0.30	1,365	1.41	0.60	1.41	0.60	55
21.82	22.00	45,173	1.20[c]	1.30[c]	2.02[c]	0.48[c]	5
21.81	21.81	2,588	1.45[c]	1.02[c]	2.27[c]	0.20[c]	5
$22.88	7.07%	$ 87,633	1.20%[c]	(1.02)%[c]	1.22%[c]	(1.04)%[c]	36%
22.50	6.94	1,652	1.45[c]	(1.27)[c]	1.47[c]	(1.29)[c]	36
21.37	(44.12)	91,567	1.14	(0.88)	1.16	(0.90)	124
21.04	(44.24)	2,228	1.39	(1.13)	1.41	(1.15)	124
43.62	26.19	187,070	1.14	(0.80)	1.15	(0.79)	112
43.11	25.88	4,340	1.39	(1.05)	1.40	(1.04)	112
40.07	28.96	143,892	1.14	(0.63)	1.14	(0.63)	98
39.75	28.63	3,384	1.39	(0.86)	1.39	(0.86)	98
32.57	3.96	139,035	1.16	(0.58)	1.16	(0.58)	76
32.40	3.68	1,236	1.41	(0.82)	1.41	(0.82)	76
33.02	18.88	112,442	1.23	(0.61)	1.23	(0.61)	89
32.94	15.01	658	1.48[c]	(0.95)[c]	1.48[c]	(0.95)[c]	89

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
INTERNATIONAL EQUITY FUND							
For the Six Months Ended April 30, 2002 (Unaudited)							
Institutional Shares	$16.99	$(0.01)[b]	$ 1.14	$ 1.13	$ —	$ —	$ —
Service Shares	16.87	(0.03)[b]	1.13	1.10	—	—	—
For the Year Ended October 31, 2001							
Institutional Shares	26.46	—[b]	(6.84)	(6.84)	—	(2.63)	(2.63)
Service Shares	26.37	(0.06)[b]	(6.81)	(6.87)	—	(2.63)	(2.63)
For the Year Ended October 31, 2000							
Institutional Shares	27.39	(0.01)[b]	0.43	0.42	(0.06)	(1.29)	(1.35)
Service Shares	27.30	(0.08)[b]	0.44	0.36	—	(1.29)	(1.29)
For the Year Ended October 31, 1999							
Institutional Shares	23.00	0.09	4.40	4.49	(0.10)	—	(0.10)
Service Shares	22.92	0.10	4.34	4.44	(0.06)	—	(0.06)
For the Year Ended October 31, 1998							
Institutional Shares	22.10	0.10	1.45	1.55	(0.08)	(0.57)	(0.65)
Service Shares	22.06	0.05	1.44	1.49	(0.06)	(0.57)	(0.63)
For the Year Ended October 31, 1997							
Institutional Shares	20.96	0.06	1.42	1.48	(0.10)	(0.24)	(0.34)
Service Shares (commenced January 2, 1997)	21.70	0.01	0.35	0.36	—	—	—
BALANCED FUND							
For the Six Months Ended April 30, 2002 (Unaudited)							
Institutional Shares	$18.65	$ 0.20[b][d]	$ 0.08[d]	$ 0.28	$(0.24)	$ —	$(0.24)
Service Shares	18.64	0.18[b][d]	0.07[d]	0.25	(0.21)	—	(0.21)
For the Year Ended October 31, 2001							
Institutional Shares	25.87	0.38[b]	(4.47)	(4.09)	(1.78)	(1.35)	(3.13)
Service Shares	25.85	0.33[b]	(4.46)	(4.13)	(1.73)	(1.35)	(3.08)
For the Year Ended October 31, 2000							
Institutional Shares	25.29	0.62[b]	1.57	2.19	(0.69)	(0.92)	(1.61)
Service Shares	25.27	0.55[b]	1.57	2.12	(0.62)	(0.92)	(1.54)
For the Year Ended October 31, 1999							
Institutional Shares	27.04	0.70	1.22	1.92	(0.69)	(2.98)	(3.67)
Service Shares	27.01	0.64	1.22	1.86	(0.62)	(2.98)	(3.60)
For the Year Ended October 31, 1998							
Institutional Shares	26.67	0.59	1.67	2.26	(0.59)	(1.30)	(1.89)
Service Shares	26.66	0.53	1.65	2.18	(0.53)	(1.30)	(1.83)
For the Year Ended October 31, 1997							
Institutional Shares	24.00	0.59	3.93	4.52	(0.59)	(1.26)	(1.85)
Service Shares (commenced January 2, 1997)	23.25	0.40	3.42	3.82	(0.41)	—	(0.41)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales charges. Total return would be reduced if sales or redemption charges were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that the shareholder would pay on fund distributions or the redemption of fund shares.
(b) Calculated based on average shares outstanding methodology.
(c) Annualized.
(d) As required, effect November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium on debt securities. The effect of this change for the six months ended April 30, 2002 was to decrease net investment income per share by $0.01, increase net realized and unrealized gains and losses per share by $0.01, and decrease the ratio of net investment income to average net assets by 0.13%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$18.12	6.65%	$101,014	1.53%[c]	(0.11)%[c]	2.09%[c]	(0.67)%[c]	14%
17.97	6.52	500	1.78[c]	(0.37)[c]	2.34[c]	(0.93)[c]	14
16.99	(28.40)	108,206	1.47	(0.01)	2.05	(0.59)	33
16.87	(28.63)	516	1.72	(0.30)	2.30	(0.88)	33
26.46	1.24	166,063	1.35	(0.05)	1.92	(0.60)	47
26.37	1.03	768	1.60	(0.29)	2.17	(0.84)	47
27.39	19.58	128,018	1.53	0.40	2.08	(0.13)	32
27.30	19.39	499	1.78	0.33	2.33	(0.20)	32
23.00	7.16	101,161	1.62	0.46	2.14	(0.06)	22
22.92	6.88	379	1.87	0.19	2.39	(0.33)	22
22.10	7.15	78,273	1.72	0.35	2.23	(0.16)	22
22.06	1.66	231	1.97[c]	0.14[c]	2.48[c]	(0.37)[c]	22
$18.69	1.45%	$ 41,939	0.98%[c]	2.06%[c][d]	1.71%[c]	1.33%[c][d]	14%
18.68	1.31	1,638	1.23[c]	1.82[c][d]	1.96[c]	1.09[c][d]	14
18.65	(21.96)	46,733	0.98	1.80	1.59	1.19	42
18.64	(22.15)	1,826	1.23	1.54	1.84	0.93	42
25.87	8.93	95,466	1.03	2.40	1.49	1.94	53
25.85	8.67	2,763	1.28	2.13	1.74	1.67	53
25.29	7.60	124,245	1.13	2.71	1.49	2.35	11
25.27	7.38	2,735	1.38	2.47	1.74	2.11	11
27.04	8.68	123,717	1.13	2.20	1.49	1.84	68
27.01	8.36	2,594	1.38	1.99	1.74	1.63	68
26.67	19.92	105,782	1.13	2.44	1.53	2.04	31
26.66	16.53	1,219	1.38[c]	2.13[c]	1.78[c]	1.73[c]	31

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
BOND FUND								
For the Six Months Ended April 30, 2002 (Unaudited)								
Institutional Shares	$19.71	$0.54[(b)(d)]	$(0.65)[(d)]	$(0.11)	$(0.56)	$ —	$ —	$(0.56)
Service Shares	19.73	0.52[(b)(d)]	(0.66)[(d)]	(0.14)	(0.54)	—	—	(0.54)
For the Year Ended October 31, 2001								
Institutional Shares	18.33	1.17[(b)]	1.44	2.61	(1.21)	(0.02)	—	(1.23)
Service Shares	18.35	1.11[(b)]	1.46	2.57	(1.17)	(0.02)	—	(1.19)
For the Year Ended October 31, 2000								
Institutional Shares	18.57	1.16[(b)]	(0.17)	0.99	(1.19)	—	(0.04)	(1.23)
Service Shares	18.57	1.11[(b)]	(0.15)	0.96	(1.14)	—	(0.04)	(1.18)
For the Year Ended October 31, 1999								
Institutional Shares	19.84	1.16	(1.04)	0.12	(1.16)	—	(0.23)	(1.39)
Service Shares	19.85	1.11	(1.05)	0.06	(1.11)	—	(0.23)	(1.34)
For the Year Ended October 31, 1998								
Institutional Shares	19.43	1.15	0.41	1.56	(1.15)	—	—	(1.15)
Service Shares	19.43	1.11	0.42	1.53	(1.11)	—	—	(1.11)
For the Year Ended October 31, 1997								
Institutional Shares	19.07	1.17	0.39	1.56	(1.18)	—	(0.02)	(1.20)
Service Shares (commenced January 2, 1997)	19.00	0.94	0.43	1.37	(0.94)	—	—	(0.94)
SHORT-TERM GOVERNMENT FUND								
For the Six Months Ended April 30, 2002 (Unaudited)								
Institutional Shares	$19.20	$0.43[(b)(e)]	$(0.36)[(e)]	$ 0.07	$(0.48)	$ —	$ —	$(0.48)
Service Shares	19.21	0.41[(b)(e)]	(0.36)[(e)]	0.05	(0.46)	—	—	(0.46)
For the Year Ended October 31, 2001								
Institutional Shares	18.10	1.03[(b)]	1.10	2.13	(1.03)	—	—	(1.03)
Service Shares	18.11	0.98[(b)]	1.10	2.08	(0.98)	—	—	(0.98)
For the Year Ended October 31, 2000								
Institutional Shares	18.06	1.03[(b)]	0.04	1.07	(1.03)	—	—	(1.03)
Service Shares	18.07	0.98[(b)]	0.05	1.03	(0.99)	—	—	(0.99)
For the Year Ended October 31, 1999								
Institutional Shares	18.78	1.04	(0.71)	0.33	(1.04)	—	(0.01)	(1.05)
Service Shares	18.79	1.00	(0.72)	0.28	(0.99)	—	(0.01)	(1.00)
For the Year Ended October 31, 1998								
Institutional Shares	18.47	1.10	0.32	1.42	(1.11)	—	—	(1.11)
Service Shares	18.48	1.06	0.31	1.37	(1.06)	—	—	(1.06)
For the Year Ended October 31, 1997								
Institutional Shares	18.43	1.11	0.04	1.15	(1.11)	—	—	(1.11)
Service Shares (commenced January 2, 1997)	18.37	0.92	0.11	1.03	(0.92)	—	—	(0.92)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales charges. Total return would be reduced if sales or redemption charges were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that the shareholder would pay on fund distributions or the redemption of fund shares.

(b) Calculated based on average shares outstanding methodology.

(c) Annualized.

(d) As required, effect November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium on debt securities. The effect of this change for the six months ended April 30, 2002 was to decrease net investment income per share by $0.02, increase net realized and unrealized gains and losses per share by $0.02, and decrease the ratio of net investment income to average net assets by 0.24%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

(e) As required, effect November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium on debt securities. The effect of this change for the six months ended April 30, 2002 was to decrease net investment income per share by $0.03, increase net realized and unrealized gains and losses per share by $0.03, and decrease the ratio of net investment income to average net assets by 0.29%. Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$19.04	(0.53)%	$740,460	0.72%[c]	5.69%[c][d]	0.74%[c]	5.67%[c][d]	18%
19.05	(0.70)	1,299	0.97[c]	5.43[c][d]	0.99[c]	5.41[c][d]	18
19.71	14.70	744,329	0.73	6.12	0.75	6.10	30
19.73	14.41	1,299	0.98	5.86	1.00	5.84	30
18.33	5.59	325,732	0.81	6.38	0.81	6.38	26
18.35	5.44	1,181	1.06	6.10	1.06	6.10	26
18.57	0.59	374,121	0.81	6.05	0.81	6.05	16
18.57	0.29	1,180	1.06	5.80	1.06	5.80	16
19.84	8.27	305,396	0.83	5.86	0.83	5.86	30
19.85	8.05	1,059	1.08	5.59	1.08	5.59	30
19.43	8.50	217,803	0.85	6.14	0.85	6.14	19
19.43	7.48	739	1.10[c]	5.67[c]	1.10[c]	5.67[c]	19
$18.79	0.41%	$136,557	0.68%[c]	4.64%[c][e]	0.84%[c]	4.48%[c][e]	8%
18.80	0.29	1,487	0.93[c]	4.37[c][e]	1.09[c]	4.21[c][e]	8
19.20	12.07	117,813	0.68	5.54	0.89	5.33	40
19.21	11.79	1,931	0.93	5.26	1.14	5.05	40
18.10	6.15	81,484	0.68	5.72	0.92	5.48	39
18.11	5.89	1,043	0.93	5.47	1.17	5.23	39
18.06	1.83	116,163	0.68	5.65	0.92	5.41	10
18.07	1.57	1,022	0.93	5.46	1.17	5.22	10
18.78	7.94	69,538	0.68	5.90	1.04	5.55	48
18.79	7.67	968	0.93	5.63	1.29	5.28	48
18.47	6.45	48,840	0.68	6.04	1.11	5.61	36
18.48	5.81	450	0.93[c]	5.64[c]	1.36[c]	5.21[c]	36

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
NATIONAL TAX-FREE INTERMEDIATE BOND FUND							
For the Six Months Ended April 30, 2002 (Unaudited)							
Institutional Shares	$19.69	$0.38[(b)]	$(0.22)	$ 0.16	$(0.38)	$(0.25)	$(0.63)
Service Shares	19.69	0.36[(b)]	(0.22)	0.14	(0.36)	(0.25)	(0.61)
For the Year Ended October 31, 2001							
Institutional Shares	18.73	0.81[(b)]	0.96	1.77	(0.81)	—	(0.81)
Service Shares (commenced December 26, 2000)	19.08	0.66[(b)]	0.61	1.27	(0.66)	—	(0.66)
For the Year Ended October 31, 2000							
Institutional Shares	18.24	0.78[(b)]	0.51	1.29	(0.79)	(0.01)	(0.80)
For the Year Ended October 31, 1999							
Institutional Shares	19.33	0.74	(0.93)	(0.19)	(0.74)	(0.16)	(0.90)
For the Year Ended October 31, 1998							
Institutional Shares	18.85	0.74	0.48	1.22	(0.74)	—	(0.74)
For the Year Ended October 31, 1997							
Institutional Shares	18.46	0.72	0.39	1.11	(0.72)	—	(0.72)
MISSOURI TAX-FREE INTERMEDIATE BOND FUND							
For the Six Months Ended April 30, 2002 (Unaudited)							
Institutional Shares	$19.45	$0.38[(b)]	$(0.18)	$ 0.20	$(0.38)	$(0.03)	$(0.41)
Service Shares	19.45	0.35[(b)]	(0.18)	0.17	(0.35)	(0.03)	(0.38)
For the Year Ended October 31, 2001							
Institutional Shares	18.53	0.80[(b)]	0.92	1.72	(0.80)	—	(0.80)
Service Shares (commenced December 26, 2000)	18.87	0.65[(b)]	0.58	1.23	(0.65)	—	(0.65)
For the Year Ended October 31, 2000							
Institutional Shares	18.07	0.78[(b)]	0.46	1.24	(0.78)	—	(0.78)
For the Year Ended October 31, 1999							
Institutional Shares	19.07	0.73	(0.90)	(0.17)	(0.73)	(0.10)	(0.83)
For the Year Ended October 31, 1998							
Institutional Shares	18.61	0.74	0.47	1.21	(0.74)	(0.01)	(0.75)
For the Year Ended October 31, 1997							
Institutional Shares	18.26	0.76	0.37	1.13	(0.76)	(0.02)	(0.78)
KANSAS TAX-FREE INTERMEDIATE BOND FUND							
For the Six Months Ended April 30, 2002 (Unaudited)							
Institutional Shares	$18.75	$0.34[(b)]	$(0.17)	$ 0.17	$(0.34)	$ —	$(0.34)
Service Shares	18.75	0.32[(b)]	(0.17)	0.15	(0.32)	—	(0.32)
For the Period Ended October 31, 2001							
Institutional Shares (commenced December 26, 2000)	18.00	0.62[(b)]	0.75	1.37	(0.62)	—	(0.62)
Service Shares (commenced December 26, 2000)	18.00	0.58[(b)]	0.75	1.33	(0.58)	—	(0.58)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales charges. Total return would be reduced if sales or redemption charges were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that the shareholder would pay on capital gains or other taxable distributions or the redemption of fund shares.

(b) Calculated based on average shares outstanding methodology.

(c) Annualized.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
$19.22	0.87%	$172,294	0.70%[c]	3.98%[c]	0.75%[c]	3.93%[c]	17%
19.22	0.75	18	0.95[c]	3.75[c]	1.00[c]	3.70[c]	17
19.69	9.62	180,437	0.70	4.25	0.81	4.14	55
19.69	6.78	19	0.95[c]	3.26[c]	1.06[c]	3.15[c]	55
18.73	7.17	40,753	0.70	4.23	0.94	3.99	56
18.24	(1.08)	40,243	0.70	3.90	0.93	3.67	35
19.33	6.59	33,528	0.74	3.87	1.04	3.57	41
18.85	6.16	25,281	0.85	3.89	1.15	3.59	6
$19.24	1.02%	$155,514	0.65%[c]	3.95%[c]	0.75%[c]	3.85%[c]	12%
19.24	0.89	369	0.90[c]	3.65[c]	1.00[c]	3.55[c]	12
19.45	9.43	141,608	0.65	4.20	0.82	4.03	21
19.45	6.60	184	0.90[c]	3.27[c]	1.07[c]	3.10[c]	21
18.53	7.05	38,448	0.65	4.29	0.95	4.09	29
18.07	(0.95)	42,641	0.65	3.91	0.92	3.64	21
19.07	6.65	34,051	0.65	3.93	1.03	3.55	34
18.61	6.31	24,434	0.65	4.14	1.21	3.58	13
$18.58	0.96%	$ 53,330	0.65%[c]	3.73%[c]	1.00%[c]	3.38%[c]	5%
18.58	0.83	2,290	0.90[c]	3.46[c]	1.25[c]	3.11[c]	5
18.75	7.72	44,432	0.65[c]	4.01[c]	1.11[c]	3.55[c]	10
18.75	7.50	1,487	0.90[c]	3.22[c]	1.36[c]	2.76[c]	10

This Semi-Annual Report contains facts concerning The Commerce Funds' objectives and policies, management, expenses, and other information. For more complete information about The Commerce Funds, a prospectus may be obtained by calling 1-800-995-6365. An investor should read the prospectus carefully before investing or sending money.

Shares of the Funds are not deposits or obligations of, or guaranteed, endorsed, or otherwise supported by Commerce Bank, N.A., its parent, or affiliates, and the shares are not federally insured or guaranteed by the U.S. Government, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other governmental agency. An investment in the Funds involves investment risks including the possible loss of the principal amount invested. The Commerce Funds are advised by Commerce Investment Advisors, Inc., a subsidiary of Commerce Bank, N.A., which receives a fee for its services. The Commerce Funds are distributed by Goldman, Sachs & Co.



INVESTMENT ADVISER
Commerce Investment Advisors, Inc.

INVESTMENT SUB-ADVISER, INTERNATIONAL EQUITY FUND
T. Rowe Price International, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

CUSTODIAN
State Street Bank & Trust Company
225 Franklin Street
Boston, Massachusetts 02110

TRANSFER AGENT
National Financial Data Services, Inc.
330 W. 9th
3rd Floor
Kansas City, Missouri 64105

DISTRIBUTOR
Goldman, Sachs & Co.
32 Old Slip
New York, New York 10005

ADMINISTRATOR
Goldman Sachs Asset Management
32 Old Slip
New York, New York 10005

INDEPENDENT AUDITORS
KPMG LLP
99 High Street
Boston, Massachusetts 02110

LEGAL COUNSEL
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, Pennsylvania 19103-6996

commerce funds™

1000 Walnut Street
Eighth Floor
Kansas City, Missouri 64106

www.commercefunds.com

1-800-995-6365

CB 5026
06/29/02